As confidentially submitted to the Securities and Exchange Commission on October 18, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S‑1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Aurion Biotech, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	87-3040662 (I.R.S. Employer Identification Number)
701 Pike Street, Suite 2225 Seattle, Washington 98101 206-210-0058 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory D. Kunst, M.B.A.

Chief Executive Officer

701 Pike Street, Suite 2225

Seattle, Washington 98101

206-210-0058

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom Edwin M. O’Connor Adam V. Johnson Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 617-570-1000	Jonathan M. Sparks, J.D., Ph.D. Aurion Biotech, Inc. 701 Pike Street, Suite 2225 Seattle, Washington 98101 206-210-0058	Nathan Ajiashvili Alison Haggerty Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 212-906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited consolidated financial statements as of and for the six months ended June 30, 2024 and 2023 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the first public filing of the registration statement. We intend to amend this registration statement to include all financial information required by Regulation S‑X under the Securities Act of 1933, as amended (“Securities Act”) at the date of such amendment before distributing a preliminary prospectus to investors.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated , 2025

Preliminary prospectus

shares

Common Stock

This is an initial public offering of shares of common stock of Aurion Biotech, Inc. We are offering shares of our common stock to be sold in this offering. The initial public offering price is expected to be between $ and $ per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the under the symbol “AURN,” and this offering is contingent upon obtaining such approval.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Aurion Biotech, Inc., before expenses	$	$

(1)
See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional shares of our common stock.

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about , 2025.

J.P. Morgan	BofA Securities	Piper Sandler	Wells Fargo Securities

, 2025

Neither we nor any of the underwriters have authorized anyone to provide you with information that is different than the information or make any representations other than those contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or any such free writing prospectus or of any sale of the securities offered hereby. Our business, operating results, financial condition and prospects may have changed since that date.

This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Through and including , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus, before making an investment decision. In this prospectus, unless the context requires otherwise, all references to “we,” “our,” “us,” “Aurion,” and the “Company” refer to Aurion Biotech, Inc. and its consolidated subsidiaries.

Overview

We are a clinical-stage biotechnology company committed to developing and commercializing disease-modifying, regenerative therapies to restore vision to millions of patients worldwide. We are advancing a potentially first-in-class, single administration, allogeneic cell therapy to treat vision loss due to corneal endothelial diseases. AURN001 has been developed leveraging data generated globally across five completed clinical trials in 154 procedures in 130 subjects. Across these completed trials, subjects experienced clinically meaningful and sustained improvements in anatomical and functional measures of corneal health, central corneal thickness (“CCT”) and best corrected visual acuity (“BCVA”), respectively. In the United States, AURN001 has received both Breakthrough Therapy Designation (“BTD”) and Regenerative Medicines Advanced Therapy Designation (“RMAT”) from the U.S. Food and Drug Administration (“FDA”) for treatment of corneal edema secondary to corneal endothelial dysfunction. Additionally, we have completed enrollment and dosed 97 subjects in a Phase 1/2 clinical trial in the United States and Canada, and 12-month data from this trial is expected in . In Japan, our first-generation cell therapy product, HCEC-1 has received regulatory and reimbursement approval, and was launched commercially in September 2024 under the marketed name Vyznova. AURN001 is designed to be mechanistically identical to Vyznova and to provide enhanced benefits, including manufacturing scalability and extended shelf life. We believe AURN001 has the potential to serve as a first-line therapy for patients with corneal edema secondary to corneal endothelial dysfunctions.

Corneal blindness is the fourth leading cause of vision loss globally, according to the World Health Organization. Corneal endothelial disease, a significant cause of corneal blindness, is characterized by the loss of corneal endothelial cells, which is typically the result of genetic diseases such as Fuchs dystrophy, a slow-progressing bilateral disease or trauma sustained from cataract or glaucoma surgery or failed transplants, among other etiologies. Prevalence estimates of Fuchs dystrophy in individuals over 30 years old is estimated to be approximately 300 million people worldwide. Incidence of corneal endothelial trauma sustained from cataract or glaucoma surgery is estimated to occur in between 6% and 11% of such procedures. Symptoms of corneal endothelial disease may include blurred vision, glare and halos when staring at bright lights, driving in the rain or being in the sun, difficulty with night driving, overall discomfort and, in some cases, severe pain due to swelling of the cornea (corneal edema). If left untreated, patients’ symptoms will inevitably worsen over time and may eventually lead to significant loss of vision, including blindness.

To our knowledge, there are currently no approved pharmacological therapies indicated for the treatment of corneal endothelial disease. For early-stage patients, current treatments consist of topical therapies, including hypertonic solutions and ointments, that provide limited symptomatic relief but do not impact disease progression. For advanced patients, disease-modifying treatments are limited to invasive, complex surgical corneal transplants, consisting of full-thickness penetrating keratoplasty (“PK”) or partial thickness endothelial keratoplasty (“EK”). EK has two forms, which are Descemets stripping automated endothelial keratoplasty (“DSEK”) and Descemets membrane endothelial keratoplasty (“DMEK”). Limitations of these procedures include shortages of healthy donor tissue, surgical complexity, a limited number of qualified corneal specialists trained to perform these complex and time-consuming transplants, transplant immunogenicity (rejection), graft dislocation and the potential need for re-grafting.

We believe that a significant portion of the patient population remains underserved by currently available treatment options for several reasons. First, there is a sizeable gap between the number of healthy donor corneas available for transplant and the number of patients in need; according to a survey published in JAMA Ophthalmology, there is only one healthy donor cornea available for every 70 diseased eyes globally. The quality of available donor corneas is highly dependent on the donor’s age and medical condition, and current donor corneas are generally from older donors. Second, DSEK and DMEK can be challenging, complex, time-consuming surgeries that we believe are only performed by a limited number of corneal specialist ophthalmic surgeons. Third, the U.S. reimbursement to ophthalmologists performing these procedures is typically limited to a fixed fee that does not account for variations in the length or complexity of the EK procedure, nor the number of required follow-up patient visits. We believe the poor economic incentives for physicians to perform these operations have not encouraged additional physicians to learn these techniques. Finally, for patients, corneal transplantation may be invasive and time-consuming, which has driven some patients to resist treatment entirely. According to a recent analysis of U.S. electronic medical records (“EMRs”) performed by IQVIA (the “IQVIA analysis”), only 11% of eyes diagnosed with corneal endothelial disease within a seven-year window actually undergo treatment with DSEK or DMEK, which suggests that there are approximately 1.8 million diagnosed-but-not-yet-treated eyes in the United States alone. Together, we believe that these factors explain the significant unmet need for patients with corneal endothelial disease in the United States and globally, illustrating the large market opportunity for treating corneal blindness.

According to the IQVIA analysis, approximately 225,000 eyes aged 20 years or older are diagnosed annually with corneal endothelial dystrophies. Based on this EMR data, along with physician interviews and our payor research regarding treatment reimbursement, we estimate the incident total addressable market to be nearly $8 billion annually in the United States alone. In Europe, we estimate the number of eyes diagnosed with corneal endothelial dystrophies to be at least equivalent to, if not greater than, that number in the United States based on the overall population size, demographics and procedure wait times due to the lack of readily available donor corneal tissue. This highlights an even larger potential annual addressable market opportunity for us globally. Moreover, although diagnosis codes do not specify disease severity, the IQVIA analysis likely included primarily moderate to severe patients, as the patient encounters occurred at tertiary care facilities (which are, generally, destinations for sicker patients). Based on the potential advantages of AURN001, we believe we can further expand the market opportunity by addressing the needs of less severe patients with corneal endothelial dystrophies.

We believe that AURN001 is the first therapy with established clinical proof of concept for the treatment of corneal edema secondary to corneal endothelial dysfunction. AURN001 is comprised of neltependocel, allogeneic, universal, fully differentiated human corneal endothelial cells and Y-27632, a Rho-associated, coiled-coil containing protein kinase (“ROCK”) inhibitor. The novel combination of the allogeneic human corneal endothelial cells and the ROCK inhibitor is intended to replenish the endothelial cells that are lost or damaged due to corneal endothelial dysfunction. Upon administration into the patient eye’s anterior chamber, AURN001’s cells re-form the endothelial monolayer and attach to the back of the cornea, aided by Y-27632, which is designed to enable rapid cell engraftment.

Across the five completed clinical trials treating 130 subjects, subjects receiving different formulations of either AURN001 or our first-generation product candidate, HCEC-1 (now marketed as Vyznova), have shown clinically meaningful improvements in both the anatomical endpoint of CCT and the functional endpoint of BCVA. Generally, the magnitude of anatomical and functional benefit was positively correlated with the baseline severity of disease. With all dose combinations of neltependocel and Y-27632 across the five completed clinical trials, mean decreases (i.e., improvements) from baseline in CCT were 103 microns at Month 1, 137 microns at Month 3, 148 microns at Month 6 and 178 microns at Month 12. The proportion of subjects who had a three-line improvement in logarithmic minimum angle of resolution (“LogMAR”) (0.3 LogMAR) in mean BCVA was 48% at Month 1, 69% at Month 3, 73% at Month 6 and 84% at Month 12. Three lines of improved vision as measured by LogMAR in BVCA is a clinical endpoint the FDA has accepted as clinically meaningful and has been used in the study of therapeutic candidates by third parties for other ocular diseases, including macular degeneration.

As published in The New England Journal of Medicine and Ophthalmology, our two-year and five-year follow-up results from our first 11 subjects treated in our first-in-human (“FIH”) Japanese clinical trial (the “FIH clinical trial”) showed that HCEC-1 demonstrated sustained clinical activity and durability with the mean CCT and BCVA remaining within the typical normal range of healthy corneas and subjects maintained good visual acuity for five years. We continue to see the long-term effects in subjects in Japan who have completed over nine years of follow-up.

Safety data generated across our five completed clinical trials showed that neltependocel and Y-27632 were generally well tolerated and no drug-related, ocular or systemic serious adverse events (“SAEs”) were observed. Most of the ocular treatment-emergent adverse events (“TEAEs”) were mild or moderate in severity and were resolved with standard therapy. Across all five clinical trials, cases of increased intraocular pressure (“IOP”) were generally transient and suspected to be related to the use of concomitant corticosteroid therapy. There were no discontinuations or withdrawals related to our drug product. We believe these clinical results underscore AURN001’s potential for the treatment of corneal edema secondary to corneal endothelial dysfunction given the long-term safety and tolerability data generated to date.

Based on our clinical data generated to date, we believe AURN001 could provide significant advantages to address this potential blockbuster market opportunity:

•
Abundant supply of corneal endothelial cells expands addressable patient population. From a single donor, we believe we have the potential to manufacture corneal endothelial cells to treat more than 1,000 recipient eyes, and we believe we can continue to scale this cell expansion in the future. Furthermore, we believe that this supply of donor cells provides healthcare providers with the ability to potentially address less severe cases of corneal endothelial disease.
•
Straightforward procedure to perform. We believe our cell therapy procedure is designed to be considerably less complex, easier to learn and more efficient to perform than corneal transplantation. We believe we can implement a training program to significantly expand the current corneal specialist provider base in the United States to include an additional approximately 8,000 cataract surgeons, glaucoma specialists and other anterior segment ophthalmologists.
•
Attractive physician economics. Our cell therapy procedure is designed to be less complex, easier to learn and more efficient than corneal transplants, allowing for a quicker learning curve for physicians and more efficient utilization of the outpatient operating room. In addition, we believe that AURN001 may be classified as a Medicare Part B injectable in the United States, which is typically reimbursed at 106% of the average sales price, making it potentially more financially attractive to physicians, if approved.
•
Less onerous post-operative recovery for patients. Post-operative recovery for cell therapy typically involves patients lying face down for three hours, as compared to patients typically lying on their backs for up to three days for corneal endothelial transplant procedures.

AURN001 is built upon years of research and investment. Starting in the early 2000s, inventor Professor Shigeru Kinoshita, M.D., Ph.D. developed a method at Kyoto Prefectural University of Medicine (“KPUM”) for expanding allogeneic corneal endothelial cells in vitro and demonstrated that an injection of these cells into the anterior chamber improved vision in patients with severe vision impairment due to corneal endothelial disease. The FIH clinical trial was initiated in 2013 by Professor Kinoshita and colleagues at KPUM, and we licensed the intellectual property from Professor Kinoshita and KPUM in 2020. We believe the results from the FIH clinical trial serve as the first clinical proof of concept of an allogeneic cell therapy for corneal endothelial disease and laid the foundation for potentially transforming the treatment of corneal endothelial disease.

We have developed and continue to refine innovative, efficient, scalable and proprietary manufacturing processes for our drug substance and formulation. Our ongoing investments, expertise, proprietary analytical development and process development have allowed us to make substantial improvements in manufacturing. Our current allogeneic cell expansion method has the potential to generate more than 1,000 doses of AURN001 from a single donor. We intend to continue to scale cell expansion, extend shelf-life and further decrease our production costs to meet worldwide demand. As such, we believe that our ability to increase the scale of corneal endothelial cell production is a sustainable competitive differentiator.

Our current clinical development plan is summarized in the pipeline chart below. Our first-generation cell therapy product, Vyznova, has received regulatory approval from Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) and reimbursement approval from the Ministry of Health, Labour and Welfare. We launched Vyznova commercially in Japan in September 2024.

In the United States and Canada, we are currently conducting a Phase 1/2 trial for AURN001. Enrollment and dosing for this trial have been completed and 12-month data from this trial is expected in . In October 2024, we commenced a pilot clinical trial in El Salvador to assess the safety and efficacy of a cryopreserved formulation of AURN001 in 25 subjects. Six-month topline results from this pilot clinical trial are expected to be available in .

Our Pipeline

Our Team and Investors

Our leadership team and board of directors have significant experience discovering, developing and commercializing therapies, particularly for ocular diseases. Our Chief Executive Officer, Greg Kunst, brings over 20 years of life science leadership, including significant experience developing ophthalmic products and therapies. Prior to serving as our Chief Executive Officer, Greg served as Vice President of Global Marketing at Glaukos Corporation and as a global marketing director at Alcon. Our President and Chief Medical Officer, Michael H. Goldstein, M.D., M.B.A., is an ophthalmologist trained in cornea/external diseases. Dr. Goldstein was in charge of the cornea service at Tufts University (“Tufts”) and still sees corneal patients at Tufts. His deep experience in biotechnology extends back to his time at AGTC and Eleven Biotherapeutics, and most recently at Ocular Therapeutix where he served as President, Ophthalmology and Chief Medical Officer. Arnaud Lacoste, M.B.A., Ph.D. our Chief Scientific Officer, previously spent 12 years at Novartis where he directed cell and gene therapy research and development programs and built iPSC, CAR-T and ophthalmology cell therapy platforms. Prior to Novartis, Dr. Lacoste was the Director of Rockefeller University’s stem cell facility and was Co-founder and Chief Scientific Officer of Inseron. Other members of our management team have held various roles at Regeneron, GE Global Research, Seagen and Bausch & Lomb.

Our scientific advisory board is comprised of ophthalmology disease experts from around the world who have been engaged in the development of innovative therapies for decades, including Professor Kinoshita, the inventor of our corneal endothelial cell therapy.

We have raised approximately $165 million from Alcon and leading healthcare investors, including Deerfield, Petrichor and Falcon Vision/KKR. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and in certain cases received their shares in prior offerings at prices lower than the price offered to the public in this offering. See the sections titled “Certain Relationships and Related Person Transactions” and “Principal Stockholders” for more information.

Our Strategy

Our mission is to develop disease-modifying, regenerative therapies to restore vision to millions of patients. We plan to pursue our mission through the following strategies:

•
Rapidly advance clinical development and seek regulatory approval of AURN001 in the United States to improve treatment options for patients with corneal endothelial diseases.
•
Establish our own sales organization to commercialize AURN001 in the United States.
•
Expand the physician provider network to treat corneal endothelial disease beyond corneal specialists to include cataract surgeons and glaucoma specialists to address the high unmet need.
•
Scale our capabilities by proactively investing in our manufacturing and supply chain to support continual development and commercialization of AURN001.
•
Continue to expand our commercial activities in Japan.
•
Develop, acquire or in-license additional product candidates and capabilities that enhance our potential to become a leading cell therapy ophthalmology company.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors.” If any of these risks or uncertainties actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you could lose all or part of your investment. The following is a summary of the principal risks we face:

•
We are a clinical-stage biotechnology company with a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur substantial losses for the foreseeable future. We have only one product approved for sale in Japan, which may make it difficult for you to evaluate our current business and predict our future success and viability;
•
There is substantial doubt regarding our ability to continue as a going concern;
•
We are substantially dependent on the success of our product candidate, AURN001, which is currently in clinical trials in the United States. If we are unable to complete development of, obtain approval for or commercialize AURN001 in the United States or other jurisdictions in a timely manner, our business will likely be harmed;
•
The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for AURN001 we will be unable to generate product revenue and our business will be substantially harmed;
•
We may be unable to obtain U.S. or foreign regulatory approvals beyond approval for Vyznova in Japan and, as a result, may be unable to commercialize AURN001 or any other product or product candidates;

•
The manufacturing process for any products that we may develop is subject to the FDA or comparable foreign authority approval process, and we currently, and will need to continue to, contract with manufacturers who can meet our and all applicable FDA or comparable foreign authority requirements on an ongoing basis;
•
We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct certain aspects of our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize AURN001 and our business could be substantially harmed;
•
We contract with third parties for the manufacture of AURN001 for our ongoing clinical trial, and expect to continue to do so for additional clinical trials and ultimately for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of AURN001 or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts;
•
We currently depend, and expect to continue to be dependent, on a limited number of manufacturers for the supply of Vyznova and AURN001 and any delay in manufacturing or termination of our supplier agreements would hurt our business;
•
Even if approved, AURN001 may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success;
•
We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations;
•
Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel; and
•
We depend on intellectual property rights licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

Our Risk Factors are not guarantees that no such conditions exist as of the date of this prospectus and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

Channels for Disclosure of Information

Investors, the media and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the Securities and Exchange Commission (“SEC”), the investor relations page on our website, press releases, public conference calls and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. However, information disclosed through these channels does not constitute part of this prospectus and is not incorporated by reference herein.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were originally incorporated in Delaware in July 2016 under the name SightLife Surgical, Inc. In October 2021, we separated our cell therapy business from our tissue business and operated as CorneaX, Inc. until April 2022, when we spun off our tissue business from CorneaGen, Inc. and changed our name to Aurion Biotech, Inc. Our principal executive offices are located at 701 Pike Street, Suite 2225, Seattle, Washington 98101. Our telephone number is 206-210-0058. Our website is www.aurionbiotech.com. Information contained on, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We use Aurion, the Aurion logo, Vyznova and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As such, we may take advantage of reduced disclosure and other requirements otherwise generally applicable to public companies, including:

•
presentation of only two years of audited financial statements and related financial disclosure, in addition to any required unaudited interim financial statements, with corresponding reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;
•
exemption from the requirement to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;
•
exemption from compliance with the requirement of the Public Company Accounting Oversight Board (“PCAOB”), regarding the communication of critical audit matters in the auditor’s report on the financial statements;
•
reduced disclosure about our executive compensation arrangements; and
•
exemption from the requirement to hold non‑binding advisory votes on executive compensation or to obtain stockholder approval of golden parachute arrangements not previously approved.

We may take advantage of these exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have at least $1.235 billion in annual revenue, (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations, and we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period for complying with new or revised accounting standards until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are also a “smaller reporting company” as defined in Rule 12b‑2 promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”). We will remain a smaller reporting company until the last day of the fiscal year in which the aggregate market value of our common stock that is held by non‑affiliates is at least $250.0 million or the last day of the fiscal year in which we have at least $100.0 million in revenue and the aggregate market value of our common stock that is held by non‑affiliates is at least $700.0 million (in each case, with respect to the aggregate market value of our common stock held by non-affiliates, as measured as of the last business day of the second quarter of such fiscal year). If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10‑K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares from us	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for the following purposes: (i) approximately $ million to fund the clinical development of our cell therapy product candidate, AURN001, (ii) approximately $ million to optimize our manufacturing capabilities, (iii) approximately $ million to fund the clinical development of our cryopreserved formulation of AURN001 and (iv) the remainder for our other research and development activities, as well as for working capital and other general corporate purposes. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds.”

Risk factors

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“AURN”

The number of shares of common stock that will be outstanding immediately after this offering is based on shares of our common stock outstanding as of September 30, 2024, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of shares of our common stock and conversion of our outstanding 2024 subordinated notes (the “Notes”) into an aggregate of shares of common stock, and excludes:

•
shares of common stock issuable upon the exercise of outstanding options as of September 30, 2024, with a weighted-average exercise price of $5.28 per share;
•
shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2024, with a weighted-average exercise price of $2,990.00 per share;

•
shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan (the “2017 Plan”) as of September 30, 2024, which number of shares will be added to the shares of our common stock to be reserved under our 2024 Equity Incentive Plan (the “2024 Plan”) upon its effectiveness, at which time we will cease granting awards under our 2017 Plan;
•
shares of common stock reserved for future issuance under our 2024 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and
•
shares of common stock reserved for future issuance under our 2024 Employee Stock Purchase Plan (the “ESPP”), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

The 2024 Plan and the ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2024 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under the 2017 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Equity Compensation Plans.”

Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•
a 1-for-    reverse stock split of our common stock, which will become effective prior to the completion of this offering;
•
the conversion of all outstanding shares of our redeemable convertible preferred stock outstanding as of September 30, 2024 into an aggregate of shares of common stock upon the closing of this offering;
•
the conversion of the Notes outstanding as of September 30, 2024 into an aggregate of shares of common stock, at a 20% discount to an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Upon the closing of this offering, if the actual initial public offering price is not equal to the midpoint of the price range on the cover page of this prospectus (the "Midpoint Price"), the number of shares of common stock into which the Notes will convert upon completion of this offering will differ from that set forth above. A $1.00 decrease in the assumed initial public offering price of $ per share, which is the Midpoint Price, would increase the number of shares of common stock issuable upon the conversion of the outstanding Notes by an aggregate of shares. A $1.00 increase in the assumed initial public offering price of $ per share, which is the Midpoint Price, would decrease the number of shares of common stock issuable upon the conversion of the outstanding Notes by an aggregate of shares. Following the closing of this offering, the actual shares of common stock to be issued will be based on the amount of accrued interest then outstanding and the actual initial public offering price;
•
no exercise of outstanding options or warrants described above;
•
the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur upon the closing of this offering; and
•
no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of our consolidated financial data as of, and for the periods ended on, the dates indicated. The consolidated statements of operations data for the years ended December 31, 2023 and 2022 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2024 and 2023, and the consolidated balance sheet data as of September 30, 2024, are derived from our unaudited interim condensed consolidated financial statements and related notes to be included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on a basis substantially consistent with our audited consolidated financial statements as of and for the year ended December 31, 2023, and the unaudited interim condensed consolidated financial statements include all normal recurring adjustments necessary for a fair presentation of the financial information set forth in those unaudited interim condensed consolidated financial statements. You should read this data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	Year Ended December 31,		Nine Months Ended September 30, 2024
	2023	2022		2024		2023
	(in thousands, except for share and per share data)		(in thousands, except for share and per share data)
Operating expenses:
Research and development(1)	$34,823	$24,568	$		$
General and administrative(1)	12,526	10,003
Total operating expenses	47,349	34,571
Loss from operations	(47,349)	(34,571)
Other income (expense):
Interest income	1,904	182
Change in fair value of derivative liabilities	—	983
Loss on extinguishment of convertible notes	—	(831)
Loss before income taxes	(45,445)	(34,237)
Income taxes	(101)	(2)
Net loss from continuing operations	(45,546)	(34,239)
Net loss from discontinued operations	—	(1,446)
Net loss	(45,546)	(35,685)
Other comprehensive loss:
Unrealized loss on foreign currency translation	(59)	(1,345)
Total other comprehensive loss	(59)	(1,345)
Comprehensive loss	$(45,605)	$(37,030)	$		$
Net loss per share – basic and diluted:
Net loss per share from continuing operations attributable to common stockholders	$(405)	$(7,745)	$		$
Net loss per share from discontinued operations	—	(320)
Net loss per share attributable to common stockholders	$(405)	$(8,065)	$		$
Weighted average number of shares used to compute basic and diluted net loss per share	112,512	4,518
Pro forma net loss per share, basic and diluted
Weighted average number of shares used to compute pro forma basic and diluted net loss per share

(1)
Stock-based compensation expense was recorded in operating expenses as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2023	2022	2024		2023
	(in thousands)		(in thousands)
Research and development	$1,102	$575	$	$
General and administrative	2,622	1,815
Total stock-based compensation	$3,724	$2,390	$	$

Consolidated Balance Sheet Data:

As of September 30, 2024
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
(in thousands)
Cash and cash equivalents	$	$	$
Working capital(3)
Total assets
Convertible debt
Line of credit
Total liabilities
Redeemable convertible preferred stock
Total stockholders' equity (deficit)

(1)
The pro forma consolidated balance sheet data gives effect to (a) the conversion of our outstanding shares of redeemable convertible preferred stock into an aggregate of shares of common stock as of September 30, 2024, (b) the conversion of our outstanding Notes into an aggregate of shares of common stock as of September 30, 2024, at a 20% discount to an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus and (c) the filing of our amended and restated certificate of incorporation, each of which will occur upon the closing of this offering. If the actual initial public offering price is not equal to the Midpoint Price, the number of shares of common stock into which the Notes will convert upon completion of this offering will differ from that set forth above. A $1.00 decrease in the Midpoint Price would increase the number of shares of common stock issuable upon the conversion of the Notes by an aggregate of shares. A $1.00 increase in the Midpoint Price would decrease the number of shares of common stock issuable upon the conversion of the Notes by an aggregate of shares. Following the closing of this offering, the actual shares of common stock to be issued will be based on the amount of accrued interest then outstanding and the actual initial public offering price.
(2)
Reflects, on a pro forma as adjusted basis, the pro forma adjustments described in footnote (1) above and the issuance and sale by us of shares of common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.
(3)
Working capital is defined as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, operating results, financial condition and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. Our Risk Factors are not guarantees that no such conditions exist as of the date of this prospectus and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. See the section titled “Special Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Risks Related to Our Business and Industry and the Development of Our Product Candidate

We are a clinical-stage biotechnology company with a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur substantial losses for the foreseeable future. We have only one product approved for sale in Japan, which may make it difficult for you to evaluate our current business and predict our future success and viability.

We are a clinical-stage biotechnology company with a limited operating history upon which you can evaluate our business and prospects. Although we have approval for an allogeneic cell therapy to treat corneal endothelial disease in Japan, we have no products approved for commercial sale in other jurisdictions and have not generated any significant revenue from product sales. We have not yet demonstrated our ability to obtain marketing approvals in jurisdictions outside of Japan, manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict our future success or viability.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical-stage biotechnology companies in rapidly evolving fields. We also may need to transition from a company with a research focus to a company capable of supporting commercial activities. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will likely suffer.

The success of our business depends primarily upon our ability to successfully identify, develop and commercialize our product candidate, AURN001. We will continue to incur significant research and development and other expenses related to our preclinical and clinical development and ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. Net losses, negative cash flows and expected future losses have had, and will continue to have, an adverse effect on our stockholders’ deficit and working capital. We have incurred operating losses in each year since our inception. Our net losses were $45.5 million and $35.7 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $157.8 million. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Moreover, our net losses may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

To date, we have devoted substantially all of our resources and efforts to organizing and staffing our company, business planning, discovering, identifying and developing potential product candidates, securing intellectual property rights and conducting preclinical studies and clinical trials of our first-generation cell therapy product, Vyznova, which has been approved for commercial sale in Japan, and our second-generation product candidate, AURN001. In addition, to market Vyznova in Japan and AURN001 in any jurisdictions in which we receive marketing approval, we will incur significant sales, marketing and manufacturing expenses. Once we are a public company, we will incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing biotechnology products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

We anticipate that our expenses will increase substantially if, and as, we:

•
seek regulatory approvals for AURN001 or any future product candidates that successfully complete clinical trials;
•
undertake additional clinical and manufacturing work to support updates and changes to AURN001, including any such changes we pursue after obtaining initial regulatory approval;
•
hire additional clinical, quality control, medical, scientific and other technical personnel to support the clinical development of AURN001 and any future product candidates;
•
experience an increase in headcount as we expand our research and development organization and market development and commercial planning activities;
•
undertake any pre-commercial or commercial activities to establish sales, marketing and distribution capabilities;
•
identify, acquire and develop additional product candidates;
•
change or add additional contract development manufacturing organizations (“CDMOs”) or suppliers;
•
develop a commercial organization capable of sales, marketing and distribution of any products for which we obtain marketing approval in markets where we intend to commercialize;
•
achieve market acceptance of our products, including Vyznova, AURN001 (if approved) and any future product candidates;
•
maintain, expand and protect our intellectual property portfolio;
•
make milestone, royalty or other payments due under any license agreements;
•
make milestone, royalty, interest or other payments due under any future financing or other arrangements with third parties; and
•
experience delays or encounter issues with any of the above.

There is substantial doubt regarding our ability to continue as a going concern.

In its report on our consolidated financial statements for the year ended December 31, 2023, our independent registered public accounting firm included an explanatory paragraph that expressed substantial doubt about our ability to continue as a going concern. Our current cash level and current operating plans raise substantial doubt about our ability to continue as a going concern. In addition, our future consolidated financial statements may include similar qualifications about our ability to continue as a going concern. Our consolidated financial statements were prepared assuming that we will continue as a going concern and do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to meet our current operating costs, we will need to seek additional financing or modify or cease our operational plans. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

We are substantially dependent on the success of our product candidate, AURN001, which is currently in clinical trials in the United States. If we are unable to complete development of, obtain approval for or commercialize AURN001 in the United States or other jurisdictions in a timely manner, our business will likely be harmed.

Our future success is dependent on our ability to timely complete clinical trials, obtain marketing approval for and successfully commercialize AURN001 in the United States and the European Union (the “EU”). While we have received regulatory and reimbursement approval for our cell therapy product, Vyznova, in Japan, we have not received regulatory approval for any other product candidate, including AURN001, in any jurisdiction. We are investing significant efforts and financial resources in the research and development of AURN001, a combination product candidate consisting of a biologic and small molecule drug. We completed enrollment of a Phase 1/2 clinical trial for the proposed indication of corneal edema secondary to corneal endothelial dysfunction. AURN001 will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, marketing approval from government regulators, substantial investment and significant marketing efforts before we can generate any revenues from product sales. Outside of Japan, we are not permitted to market or promote Vyznova or any other product or product candidate unless and until we receive marketing approval from the U.S. Food and Drug Administration (“FDA”) or comparable foreign regulatory authorities, and we may never receive such marketing approvals.

Our ability to generate revenue and achieve profitability depends significantly on several factors, including, but not limited to, the following:

•
successful and timely completion of clinical development of AURN001 and the associated costs, including any unforeseen costs we may incur as a result of manufacturing or clinical trial delays;
•
the initiation and successful patient enrollment and completion of additional clinical trials on a timely basis;
•
our ability to establish and maintain relationships with clinical sites for the clinical development, both in the United States and internationally, of AURN001;
•
the frequency and severity of adverse events in the clinical trials;
•
our ability to leverage clinical data from previously completed clinical trials utilizing earlier versions or formulations of AURN001, including Vyznova and AURN001 manufactured through different processes, to support approval of the version of AURN001 for which we plan to seek marketing approval;

•
the efficacy, safety and tolerability profiles that are satisfactory to the FDA, the European Medicines Agency (the “EMA”) or any comparable foreign regulatory authority for marketing approval;
•
timely receipt of marketing approvals from applicable regulatory authorities for AURN001, including our ability to submit and receive supplemental new drug approval (“sNDA”) in Japan;
•
our ability to make any required post-marketing approval commitments to applicable regulatory authorities;
•
our ability to develop and complete the associated technology transfer of an efficient and scalable manufacturing process for AURN001, including obtaining finished products that are appropriately packaged for sale;
•
our ability to establish and maintain commercially viable supply and manufacturing relationships with third parties that can successfully export/import our products and provide adequate amounts and quality of products and services to support clinical development and meet the market demand for AURN001 or any future product candidates, if approved;
•
successful commercial launch following marketing approval outside of Japan, including the development of a commercial infrastructure, whether in-house or with one or more collaborators, as well as successful commercial launch of Vyznova;
•
a continued acceptable safety profile following any additional marketing approval of AURN001;
•
commercial acceptance of AURN001 by patients, the medical community and third-party payors;
•
our ability to obtain, maintain and expand patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;
•
our ability to protect our rights in our intellectual property portfolio;
•
our ability to defend against third-party interference or infringement claims, if any;
•
negotiation of favorable terms in any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize AURN001;
•
our ability to obtain coverage and adequate reimbursement by hospitals, government and third-party payors for Vyznova, AURN001 or any future product candidates that we may develop;
•
our ability to address any competing therapies and technological and market developments;
•
our ability to attract, hire and retain qualified personnel; and
•
identification, assessment and development of new product candidates, and the factors discussed above with respect to any such new product candidates.

We do not have complete control over these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. We may never be successful in achieving our objectives and, even if achieved, we may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may decrease the value of our company and could impair our ability to maintain or further our research and development efforts, raise additional necessary capital, grow our business and continue our operations.

We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from completing our clinical trials or commercializing AURN001 on a timely or profitable basis, if at all. We expect manufacturing AURN001 to be particularly complex as it will require processing donor tissue and culturing sufficient passages of cells of consistent quality and potency, which may introduce additional challenges in manufacturing either by us or our commercial partners. Additionally, the manufacturing process for AURN001 is lengthy, requiring a significant lead time, and any delays in manufacturing could impact our ability to release drug product and complete clinical trials on our projected timelines or meet patient demand, if AURN001 is approved. Furthermore, although we have secured a second manufacturer for AURN001, should we need to secure additional or different manufacturing partners, we anticipate that AURN001’s limited shelf life and lengthy manufacturing process may complicate our ability to secure additional manufacturers capable of producing AURN001 in a timely and reliable manner. See “—We currently depend, and expect to continue to be dependent, on a limited number of manufacturers for the supply of Vyznova and AURN001 and any delay in manufacturing or termination of our supplier agreements would hurt our business.”

Moreover, any changes in methods of product candidate manufacturing or formulation may result in additional costs or delay. As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development activities, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. For example, we are planning to optimize the manufacturing process used to manufacture AURN001, and later to develop a cryopreserved version of AURN001, and we continue to seek improvements in the manufacturing efficiency of AURN001 to yield additional cells from donor materials. Any changes in the manufacturing process or facilities during clinical development will require further comparability testing to bridge earlier clinical data obtained from any product candidates produced under earlier manufacturing methods or formulations, and any changes we plan to make to an approved product will also require approval by the applicable regulator in that jurisdiction before implementation. Such regulators may disagree with our plans to demonstrate comparability between versions of our product candidate during clinical development. This could delay our clinical trial and product candidate development, and could require additional clinical trials, including bridging studies, to demonstrate consistent and continued safety and efficacy.

Outside of Japan, we have not previously submitted a biologics license application (“BLA”) to the FDA or similar approval filings to a comparable foreign regulatory authority for any product candidate. A BLA or other similar regulatory application must include extensive preclinical and clinical data and supporting information to establish that the product candidate is safe, pure and potent for each desired indication. The BLA or other relevant regulatory filing must also include significant information regarding the chemistry, manufacturing and controls for the product. We cannot be certain that AURN001 will be successful in clinical trials or receive regulatory approval, and if we do not receive regulatory approval for AURN001, we may not be able to continue our operations. Even if we successfully obtain regulatory approval to market AURN001, our revenue will depend, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights, the availability of competitive products, the availability of sufficient third-party reimbursement and the adoption of our product by physicians, as well as our ability to manufacture product needed to meet the level of patient demand.

There is currently no FDA-approved allogeneic cell therapy to treat corneal endothelial disease, and our development of AURN001 may never lead to a marketable product in the United States.

There is currently no FDA-approved allogeneic cell therapy to treat corneal endothelial disease in the United States. We have not received regulatory approval for AURN001 and cannot be certain that our approach will lead to the development of an approvable or marketable product, alone or in combination with other therapies in jurisdictions outside of Japan, where we received approval from Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) for Vyznova. We may not succeed in demonstrating safety and efficacy of AURN001 in our ongoing clinical trial or in larger-scale clinical trials.

Advancing AURN001 creates significant challenges for us, including:

•
obtaining marketing approval, as the FDA, EMA and other regulatory authorities have never approved an allogeneic cell therapy to treat corneal endothelial disease;
•
if AURN001 is approved, educating medical personnel regarding the potential efficacy and safety benefits, as well as the challenges, of incorporating AURN001 into existing treatment regimens, including in combination with other treatments for corneal endothelial disease;
•
establishing the sales and marketing capabilities upon obtaining any marketing approvals to gain market acceptance; and
•
obtaining favorable coverage and reimbursement decisions for AURN001.

Our long-term prospects depend in part upon discovering, developing and commercializing additional product candidates, which may fail in development or suffer delays that adversely affect such additional product candidates' commercial viability.

Our future operating results may be dependent on our ability to successfully discover, develop, commercialize and obtain regulatory approval for product candidates beyond AURN001. A product candidate can unexpectedly fail at any stage of preclinical and clinical development. The historical failure rate for product candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care and other unpredictable variables. The results from preclinical testing or early clinical trials of a product candidate may not be predictive of the results that will be obtained in later stage clinical trials of the product candidate.

The success of AURN001 and any product candidates we may develop will depend on many factors, including, but not limited to, the following:

•
generation of sufficient data to support the initiation or continuation of clinical trials;
•
our ability to obtain regulatory permission to initiate clinical trials;
•
our ability to contract with the necessary parties to conduct clinical trials;
•
successful enrollment of patients in, and the completion of, clinical trials on a timely basis;
•
timely manufacture of sufficient quantities of the product candidate for use in clinical trials; and
•
adverse events in the clinical trials.

Even if we successfully advance any other product candidates into clinical development, such product’s success will be subject to all of the clinical, regulatory and commercial risks described elsewhere in this “Risk Factors” section. Accordingly, we cannot assure you that we will ever be able to discover, develop, obtain regulatory approval of, commercialize or generate significant revenue from other product candidates.

Clinical trials are expensive, time-consuming, difficult to design and implement and involve an uncertain outcome. The outcome of earlier clinical trials may not be predictive of the success of later clinical trials. The results of our clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities, and we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of AURN001.

Research and development of pharmaceutical products is inherently risky. We cannot give any assurance that AURN001 will receive regulatory or marketing approval, which will be necessary for commercialization. The clinical trials and manufacturing of AURN001 and any future product candidates are, and the manufacturing and marketing of Vyznova and any future products, if approved, will be, subject to extensive and rigorous review and regulation by numerous government authorities. Before obtaining regulatory approvals for the commercial sale of AURN001 or any future product candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that a product candidate is both safe and effective for use in each target indication. A product candidate in a late-stage clinical trial may fail to show the desired safety, efficacy and durability profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. We cannot guarantee that any current or future clinical trials will be conducted as planned or completed on schedule, if at all. Failure can occur at any time during the clinical trial process. Even if our current ongoing clinical trials and any future clinical trials are completed as planned, we cannot be certain that our results will support the safety and effectiveness of AURN001 for its targeted indication or support its continued clinical development.

The results of our preclinical studies and clinical trials may not be predictive of the results of early-stage or later-stage clinical trials, and results of early clinical trials may not be predictive of the results of later-stage clinical trials. The results of clinical trials in one set of subjects may not be predictive of those obtained in another. In some instances, there can be significant variability in safety, efficacy or durability results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants.

In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit AURN001 for approval. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available, to conduct additional trials in support of potential approval of AURN001 or any future product candidates. Even if we secure regulatory approval for AURN001 or any future candidates, the terms of such approval may limit the scope and use of the product candidate, which may also limit its commercial potential. Additionally, if we obtain regulatory approval for AURN001, we may need to obtain further regulatory approvals before implementing changes to the product, including changes in manufacturing methods or other specifications. For example, we plan to seek approval of a supplemental New Drug Application (“sNDA”) in Japan as we seek to scale up the manufacturing process for Vyznova. There is no guarantee that regulatory authorities in Japan will approve our sNDA, and we may be required to provide further data to support our planned changes.

We may also experience issues in conducting our clinical trials that would delay or prevent us from satisfying the applicable requirements of the FDA and other regulatory authorities, including:

•
obtaining regulatory authorization to commence a clinical trial;
•
delays in reaching agreement with the FDA or other regulatory authorities as to the design or implementation of our clinical trials;
•
delays in sufficiently developing or controlling a manufacturing process suitable for advanced clinical trials, or in establishing comparability between versions of our product candidates;
•
delays in reaching, or failure to reach, agreement on acceptable terms with clinical trial sites or prospective clinical research organizations (“CROs”), the terms of which can be subject to extensive negotiation and may vary significantly among different clinical trial sites;
•
obtaining institutional review board (“IRB”) approval at each trial site;
•
inspections of clinical trial sites or operations by applicable regulatory authorities, or the imposition of a clinical hold;
•
failure to perform in accordance with applicable regulatory requirements, including the FDA’s good clinical practice requirements (“GCPs”), or applicable regulatory requirements in other countries;
•
manufacturing sufficient quantities of product candidate for use in clinical trials; or
•
suspensions or terminations by IRBs of the institutions at which such trials are being conducted, by the Data Safety Monitoring Board (“DSMB”), for such trial or by the FDA or other regulatory authorities due to a number of factors, including those described above.

Our Phase 1/2 clinical trial of AURN001 is ongoing, and we may experience unforeseen events during, or as a result of, any future clinical trials that could delay or prevent our ability to receive marketing approval or commercialize AURN001 or significantly increase the cost of such trials, including:

•
changes in regulatory requirements or guidance, or receiving feedback from regulatory authorities, that requires us to modify the design of our clinical trials;
•
third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
•
we or our investigators might have to suspend or terminate clinical trials of AURN001 for various reasons, including non-compliance with regulatory requirements, a finding that AURN001 has undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;
•
the cost of clinical trials of AURN001 may be greater than we anticipate and we may not have funds to cover the costs;
•
the supply or quality of AURN001 or other materials necessary to conduct clinical trials of AURN001 may be insufficient or inadequate;

•
clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon development programs;
•
regulators may revise the requirements for approving AURN001, or such requirements may not be as we anticipate; and
•
any future collaborators that conduct clinical trials may face any of the above issues, and may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

If we are unable to successfully complete clinical trials of AURN001 or any other product candidates we may develop, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

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incur unplanned costs;
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be delayed in obtaining marketing approval for AURN001 or any other product candidates or not obtain marketing approval at all;
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obtain marketing approval in some countries and not in others;
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obtain marketing approval for indications or patient populations that are not as broad as intended or desired;
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obtain marketing approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings or a Risk Evaluation Mitigation Strategy (“REMS”);
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be subject to additional post-marketing testing requirements; or
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have regulatory authorities withdraw or suspend their approval of the product.

We cannot be certain that any future clinical trials will be successful, and any safety concerns observed in our current Phase 1/2 clinical trial or any future clinical trials could limit the prospects for regulatory approval of AURN001, which could have a material adverse effect on our business, financial condition and results of operations.

If we experience delays or difficulties in the enrollment or maintenance of patients in current or future clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Patient enrollment is a significant factor in the timing of clinical trials, and the timing of our clinical trials depends, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. We may not be able to initiate or continue clinical trials for AURN001 if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial’s conclusion as required by the FDA or EMA. The eligibility criteria of our clinical trials, once established, may further limit the pool of available trial participants.

If our competitors have ongoing clinical trials for product candidates similar to AURN001, patient enrollment may be affected as patients, who would otherwise be eligible for our clinical trials, may instead enroll in our competitors’ clinical trials. Patient enrollment for any of our current or future clinical trials may be affected by other factors, including, but not limited to, the following:

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size and nature of the patient population;
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severity of the disease under investigation;
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availability and efficacy of approved products for the disease under investigation;
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patient eligibility criteria for the trial in question as defined in the protocol;
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perceived risks and benefits of the product candidate under study;
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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;
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efforts to facilitate timely enrollment in clinical trials;
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patient referral practices of physicians;
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the ability to monitor patients adequately during and after treatment;
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proximity and availability of clinical trial sites for prospective patients;
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continued enrollment of prospective patients by clinical trial sites; and
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the risk that patients enrolled in clinical trials will drop out of the trials before completion.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for AURN001 or any other product candidates we may develop and jeopardize our ability to obtain marketing approval for the sale of AURN001 or any other product candidates we may develop. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials. Additionally, if we progress to later-stage clinical trials and the FDA has issued final guidance on clinical trial diversity action plans, then following a 180-day grace period the FDA will require development of a diversity action plan to support the enrollment of a representative population of patients in a Phase 3 or other pivotal trial unless a waiver is requested and granted.

AURN001 may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit our product’s commercial potential or result in significant negative consequences.

As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events associated with AURN001’s use. Results of our clinical trials could reveal a high or unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by AURN001 could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

If AURN001 is associated with undesirable side effects or has unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or investigational new drugs, we may need to interrupt, delay or abandon AURN001’s development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the product candidate and may harm our business, financial condition and prospects significantly.

Patients in our ongoing and planned clinical trials may in the future suffer significant adverse events or other side effects not observed in our preclinical studies or previous clinical trials. AURN001 may be used in pediatric populations, for which safety concerns may be particularly scrutinized by regulatory agencies. In addition, if AURN001 is used in combination with other therapies, AURN001 may exacerbate adverse events associated with the other therapies. Patients treated withAURN001 may also be undergoing surgical, radiation and chemotherapy treatments, which can cause side effects or adverse events that are unrelated to AURN001 but may still impact the success of our clinical trials. The surgical procedure used to administer AURN001 is associated with safety risks, and patients may experience adverse events when receiving AURN001. Additionally, human error in the surgical technique used in connection with AURN001 may cause side effects or adverse events that are unrelated to AURN001, but may still impact the success of AURN001. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses.

If significant adverse events or other side effects are observed in any of our current or future clinical trials, or in our commercial use in Japan, we may have difficulty recruiting patients to the clinical trials, patients may drop out of our trials or we may be required to abandon the trials or our development efforts of that product candidate altogether. We, the FDA, EMA, other comparable regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. See “—Risks Related to the Commercialization of Our Product Candidates—Even if approved, AURN001 may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.” Any of these developments could materially harm our business, financial condition and prospects.

Further, if AURN001 obtains marketing approval, toxicities associated with AURN001 and not seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the product label, significant restrictions on the use of the product or the withdrawal of the product from the market. Similarly, any new or increased safety risks associated with the use of Vyznova in Japan could negatively impact our clinical development of AURN001, or require further clinical safety data to evaluate whether such issues may also impact AURN001. We cannot predict whether AURN001 will cause toxicities in humans that would preclude, or lead to the revocation of, regulatory approval based on preclinical studies or early-stage clinical trials.

Additionally, if AURN001 receives regulatory approval and we or others later identify undesirable delayed side effects caused by AURN001, a number of potentially significant negative consequences could result. Such delayed side effects might be observed during a long-term follow-up required by the FDA. For example, the FDA could require us to adopt a REMS to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to healthcare practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. Other potentially significant negative consequences include that:

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we may be forced to suspend development of AURN001 or decide to suspend marketing or remove the product from the marketplace, if approved;
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regulatory authorities may withdraw or change their approvals of our product, Vyznova, or our product candidate, AURN001;
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regulatory authorities may require additional warnings on the label or limit access of that product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;
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we may be required to create a medication guide outlining the risks of the product for patients or to conduct post-marketing studies;
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we may be required to change the way the product is administered;
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we may incur clinical holds or suspensions and be required to reconsent enrolled patients regarding additional risks prior to resuming clinical development;
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we could be subject to fines, injunctions or the imposition of criminal or civil penalties or be sued and held liable for harm caused to subjects or patients; or
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the product may become less competitive, and our reputation may suffer.

Any of these events could diminish the usage or otherwise limit the commercial success of AURN001 and prevent us from achieving or maintaining market acceptance of the product candidate, if approved by applicable regulatory authorities.

We do not know whether our future clinical trials will begin on time or whether our ongoing or future clinical trials will be completed on schedule or at all.

Clinical trials can be delayed for a variety of reasons, including delays related to:

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the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;
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our ability to obtain regulatory authorizations to commence a trial or reaching a consensus with regulatory authorities on trial design;
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any failure or delay in reaching an agreement with clinical research organizations (“CROs”) and clinical trial sites, whose terms can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;
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our ability to obtain approval from one or more IRBs;
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IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects or withdrawing their approval of the trial;
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changes to clinical trial protocol;

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clinical sites deviating from trial protocol or dropping out of a trial;
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our ability to manufacture sufficient quantities of AURN001 in a timely manner;
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subjects failing to enroll or remain in our trial at the rate we expect, or failing to return for post-treatment follow-up;
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subjects choosing an alternative treatment for the indication for which we are developing AURN001, or participating in competing clinical trials;
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lack of adequate funding to continue the clinical trial;
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subjects experiencing severe or unexpected product-related adverse effects;
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the occurrence of serious adverse events in trials of the same class of agents conducted by other companies;
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selection of clinical end points that require prolonged periods of clinical observation or analysis of the resulting data;
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manufacturing challenges associated with processing donor tissue and culturing sufficient passages of cells of consistent quality and potency, including contamination and scaling challenges;
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a facility manufacturing AURN001 or any of its components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current Good Manufacturing Practice regulations (“cGMP”) or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;
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any changes to our manufacturing process that may be necessary or desired;
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third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, GCPs, or other regulatory requirements;
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third-party contractors not performing data collection or analysis in a timely or accurate manner; or
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third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications.

In addition, we could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a DSMB for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, manufacturing issues, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries, as we may do for AURN001, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

If we experience delays in the completion of, or termination of, any clinical trial of AURN001, the commercial prospects of AURN001 will be harmed, and our ability to generate product revenues from AURN001 will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down AURN001's development and approval process and jeopardize our ability to commence product sales and generate revenues.

In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize AURN001, and our competitors may be able to bring products to market before we do, which may significantly reduce the commercial viability of AURN001. Any of these occurrences may harm our business, financial condition and prospects significantly.

Principal investigators for our clinical trials may serve as scientific advisors or consultants to us, which the FDA or comparable foreign regulatory authorities may conclude creates a conflict of interest.

Principal investigators for our clinical trials have and may in the future serve as scientific advisors or consultants to us from time to time and receive compensation, including stock or stock options in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site, and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval or rejection of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of AURN001.

Past and future results of any “open-label” trials may not be predictive of future clinical trial results of our product candidates.

Our clinical trials have utilized and, in the future, may utilize an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate, an existing approved product or a placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates when studied in a controlled environment with a placebo or active control.

Interim, initial, “top-line” and preliminary data from clinical trials that we announce or publish from time to time may change as additional patient data become available or as we change our manufacturing processes and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, including long-term data from prior clinical trials conducted in Japan and El Salvador, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, once additional data have been received and fully evaluated, the top-line or preliminary results that we report may differ from future results of the same studies or different conclusions or considerations may qualify such results. Top-line, initial and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the top-line, initial or preliminary data we previously published. As a result, top-line, initial and preliminary data should be viewed with caution until the final data are available.

Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Results may also change during the course of our clinical trials due to differences in manufacturing process. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock after this offering.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and investors or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, AURN001 may be harmed, which could harm our business, operating results, prospects or financial condition.

The use of fresh donor human tissue exposes us to a number of risks in the development and manufacturing of AURN001, including obtaining sufficient supplies of donor tissue and culturing cells through multiple passages to produce sufficient yields of cells of consistent quality and potency, and any issues or challenges that compromises the quality of the cells could prevent us from completing the development or gaining acceptance for commercially viable fresh cellular products derived from fresh donor tissue.

AURN001, supplied in fresh form, involves culturing cells derived from fresh donor tissue through multiple passages. Culturing cells through multiple passages is susceptible to contamination, which can delay our clinical trials and regulatory approval or result in supply disruptions. Other challenges include scaling and optimizing the yield and ensuring consistent quality and potency. Optimizing the manufacturing process and ensuring ongoing cGMP and current Good Tissue Practice (“cGTP”) compliance for a fresh cellular product candidate are critical for the development AURN001 and its commercial success upon approval. Temperature controlled storage will be required for AURN001. If we or third-party distributors do not maintain effective temperature controlled storage, then we may experience returned or unusable product, which could lead to additional manufacturing costs and delays in our ability to supply required quantities for clinical trials or commercial sale. In addition, the cost associated with such transportation services and the potentially limited pool of vendors could cause supply disruptions.

Other potential risks include securing sufficient and viable donor tissue as the starting material, potential difficulties in recruiting patients for our trials, as well as managing a multitude of legal and regulatory restrictions on the sourcing and use of donor tissue. Because the starting material for AURN001 is donor tissue, there is no guarantee that sufficient clinical supply will be available in the quantities we require or on terms that are acceptable to us. If the supply of donor tissue decreases or if businesses that collect or process donor tissue undergo changes, our ability to develop and supply AURN001 may be impaired, which could have an adverse material effect on our business.

We are exposed to a number of risks related to our supply chain for the materials required to manufacture AURN001.

Manufacturing AURN001, supplied in fresh form, is highly complex and requires sourcing suitable donor materials and timely delivery of sufficient amounts of donor materials. Many of the risks associated with the complexity of manufacturing our final products are applicable to the manufacture and supply of the raw donor tissue and culturing cells through multiple passages. In particular, donor materials and culturing cells through multiple passages are subject to inconsistency in yields, variability in characteristics, contamination, difficulties in scaling the production process and defects. Deviations in the manufacturing process could result in supply disruptions and reduced production yields for our final product.

In addition, we rely on third parties for the supply of donor materials and its processing, exposing us to similar risks of reliance on third parties. In event of a disruption with our suppliers or contractors, there can be no assurance that we will be able to quickly establish additional or replacement sources for the donor materials. A reduction or interruption in the supply of suitable donor materials, and an inability to develop alternative sources for such supply, could adversely affect our ability to manufacture AURN001 in a timely or cost-effective manner.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. For example, we are planning to develop a cryopreserved version of AURN001, although we have only conducted our clinical studies to date with a version of AURN001 that is not cryopreserved. Additionally, Vyznova, which is approved in Japan, is a different formulation of the AURN001 product that we are currently developing in the United States and which would be the version for which we would pursue FDA approval. We have made changes to attempt to improve the efficiency of the manufacturing process of AURN001, and we may make further changes in the future. Any of these changes could cause AURN001 to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Although we have developed a proposal for establishing comparability between the product used in our Phase 1/2 and planned Phase 3 trials, the FDA may not agree with our proposed plans, and our planned analytical comparability testing may not be sufficient. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of AURN001 or jeopardize our ability to commercialize AURN001, if approved, and generate revenue.

We currently depend, and expect to continue to be dependent, on a limited number of manufacturers for the supply of Vyznova and AURN001 and any delay in manufacturing or termination of our supplier agreements would hurt our business.

We rely or will rely on third-party manufacturers, including in some jurisdictions, a single manufacturer to produce Vyznova and AURN001. Additionally, while we have and intend to enter into long-term supply agreements with these third-party manufacturers, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third party could be costly or damaging to us. In addition, we do not have long-term supply agreements in place with all of the raw material suppliers for our product and product candidate, which exposes us to potential supply chain risks that could impact our ability to produce our product and product candidate in a timely manner. If our third-party manufacturers are unable to adequately produce Vyznoa or AURN001, including due to supply chain issues related to ability to secure the necessary raw materials, our supply of our product and product candidate would be significantly impacted. While we have initiated the search for second manufacturing sources, we may not be successful in identifying or securing terms with second manufacturing sources. Furthermore, even if we are able to identify second manufacturing sources, regulatory authorities could also require the facilities of any new manufacturer to pass inspection before approving the change to such new manufacturer and may also require that we run additional studies if we change the manufacturing processes of our product or product candidate. Any delays in manufacturing as a result of our usage of single manufacturers, including as a result of delays in our third-party manufacturers’ regulatory approval, could significantly impact our ability to adequate supply our product and product candidate. If we are unable to adequately manufacture supply of our product and product candidate, our business, results of operations, financial condition and prospects could be materially adversely affected.

A variety of risks associated with conducting research and clinical trials abroad and marketing AURN001 internationally could materially adversely affect our business.

We intend to globally develop AURN001. In addition, our enrollment timelines for AURN001 depend on initiating clinical trial sites outside of the United States. Accordingly, we expect that we will be subject to additional risks related to operating in foreign countries, including, but not limited to, the following:

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differing regulatory requirements in foreign countries;
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unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
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differing standards and privacy requirements for the conduct of clinical trials;
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increased difficulties in managing the logistics and transportation of, storing and shipping product candidates produced in the United States and shipping the product candidate to patients abroad, including any difficulties related to the product candidate’s limited shelf life;
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import and export requirements and restrictions;
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economic weakness, including inflation, or political instability in particular foreign economies and markets;
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compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
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foreign taxes, including withholding of payroll taxes;

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foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in other countries;
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difficulties staffing and managing foreign operations;
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workforce uncertainty in countries where labor unrest is more common than in the United States;
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differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;
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potential liability under the Foreign Corrupt Practices Act (“FCPA”) or comparable foreign regulations;
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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect or protect intellectual property rights to the same extent as the United States;
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production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
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challenges with obtaining any local supply of drugs or agents used with AURN001, which are required by certain local clinical trial sites before conducting any study; and
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business interruptions resulting from health epidemics or pandemics, or natural or man-made disasters, including earthquakes, tsunamis, fires or other medical epidemics, or geo-political actions, including war and terrorism.

These and other risks associated with conducting research and clinical trials abroad and marketing AURN001 internationally may materially adversely affect our ability to attain or maintain profitable operations.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for AURN001 we will be unable to generate product revenue and our business will be substantially harmed.

To date, we have received approval from Japan’s PMDA for Vyznova to treat corneal endothelial disease, and have not applied for or received approval for AURN001 in any jurisdiction. We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Foreign regulatory authorities impose similar requirements. The time required to obtain approval by the FDA, EMA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. The U.S. Supreme Court’s July 2024 decision to overturn prior established case law giving deference to regulatory agencies’ interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which the FDA’s regulations, policies and decisions may become subject to increasing legal challenges, delays or changes. Even if we eventually complete clinical testing and receive approval of any regulatory filing for AURN001, the FDA, EMA and other comparable foreign regulatory authorities may approve AURN001 for a more limited indication or a narrower patient population than we originally requested. We have not submitted applications for, or obtained, regulatory approval for any product candidate outside of Japan, and it is possible that our existing product candidate or any product candidates we may seek to develop in the future will never obtain regulatory approval outside of Japan. In addition, although we have obtained regulatory approval for Vyznova in Japan, we are seeking approval of an sNDA as we seek to scale up the manufacturing process for Vyznova. There is no guarantee that regulatory authorities in Japan will approve our sNDA, and we may be required to provide further data to support our planned change.

Further, development of AURN001 or regulatory approval may be delayed for reasons beyond our control. For example, a U.S. federal government shutdown or budget sequestration may result in significant reductions to the FDA’s budget, employees and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to progress development of AURN001 or obtain regulatory approval for AURN001. Applications for AURN001 could fail to receive regulatory approval for many reasons, including, but not limited to, the following:

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the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials;
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the FDA, EMA or other comparable foreign regulatory authorities may determine that AURN001 is not safe or effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;
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the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;
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the FDA, EMA or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
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the data collected from clinical trials of AURN001 may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;
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we may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable and that each component in our fixed-dose combination contributes to the claimed effects;
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the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and
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the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

In addition, even if we obtain approval of AURN001, regulatory authorities may approve AURN001 for fewer or more limited indications than we request, may impose significant limitations in the form of narrow indications, warnings, or a REMS. Regulatory authorities may not approve the price we intend to charge for products we may develop, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could seriously harm our business.

The manufacturing process for any products that we may develop is subject to the FDA or comparable foreign authority approval process, and we currently, and will need to continue to, contract with manufacturers who can meet our and all applicable FDA or comparable foreign authority requirements on an ongoing basis.

The manufacturing process for any products that we may develop is subject to the FDA or comparable foreign authority approval process, and any contractors with which we contract for manufacturing must meet all applicable FDA or comparable foreign authority requirements on an ongoing basis. If we or our CDMOs are unable to reliably produce products to specifications acceptable to the FDA or comparable foreign authority, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for AURN001 in the United States or from other regulatory authorities, there is no assurance that either we or our CDMOs will be able to manufacture the approved product in accordance with requirements from the FDA or comparable foreign authority, to produce the approved product in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, suspension of production or recalls of the product candidates or marketed products, operating restriction and criminal prosecutions, delay approval of AURN001, impair commercialization efforts, increase our cost of goods, or have an adverse effect on our business, financial condition, results of operations or growth prospects. In addition, if AURN001 obtains marketing approval, we may make changes to the manufacturing process to increase manufacturing efficiency and extend the shelf life of the product, and if these changes occur after approval, we must obtain FDA approval for such changes prior to implementation. Our future success depends on our ability to manufacture our products on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality and complying with applicable regulatory requirements. An inability to do so could have a material adverse effect on our business, financial condition and results of operations. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design or build and install equipment, all of which would require additional capital expenditures. Specifically, because AURN001 may have a higher cost of goods than conventional therapies, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

AURN001 is a fixed-dose combination therapy product candidate, and FDA and comparable foreign regulatory authorities may require a demonstration that each component makes a contribution to the claimed effects in addition to demonstrating that the combination is safe and effective for the intended population.

Under the FDA's combination rule, the FDA may not file or approve an application for a fixed-dose combination product unless each component of a proposed product is shown to make a contribution to the claimed effects and the dosage of each component (amount, frequency, duration) is safe and effective for the intended population. To satisfy these requirements, the FDA typically requires a clinical factorial study, designed to assess the effects attributable to each drug in the combination product. This is particularly true when the ingredients are directed at the same sign or symptom of the disease or condition.

The FDA has accepted a variety of approaches to satisfy the combination rule. In December 2015, the FDA proposed regulations that would allow the agency to waive the requirements of the combination rule for certain drug products under particular circumstances. The FDA has not, to date, finalized these regulations, but the FDA has stated that factorial studies may be unethical (e.g., omitting a drug known to improve survival) or impractical (there may be too many components to conduct a factorial study, meaning the trial cannot be conducted). The FDA has also stated that it may be possible to use other types of clinical and preclinical data and mechanistic information available to demonstrate the contributions of the individual active ingredients to the effect of the combination. Similar requirements may be imposed on us by the EMA in the EU and comparable regulatory authorities in other jurisdictions where we intend to seek regulatory approval.

If the FDA, the EMA or other comparable foreign regulatory authorities require us to conduct one or more clinical trials to support such a demonstration, such as a factorial study, the design, duration and scope of such clinical trials will be decided upon after further discussions with those agencies and other comparable foreign regulatory authorities. As a result, we are unable to predict with certainty the estimated timing or scope of any future clinical trials we may be required to conduct to satisfy these requirements governing fixed dose combination products in various jurisdictions.

A Breakthrough Therapy designation from the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive FDA approval.

We have obtained Breakthrough Therapy designation from the FDA for AURN001 for treatment of corneal edema secondary to corneal endothelial dysfunction, and we may seek additional Breakthrough Therapy designations for any future product candidates where we believe the clinical data support such designation. A “Breakthrough Therapy” is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, where preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as Breakthrough Therapies, increased interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs and biologics designated as Breakthrough Therapies also receive the same benefits associated with Fast Track designation, including eligibility for rolling review of a submitted BLA, if the relevant criteria are met.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under standard FDA review procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as Breakthrough Therapies, the FDA may later decide that the product no longer meets the conditions for qualification and rescind the designation, or otherwise decide that the time period required for FDA review or approval will not be reduced.

An RMAT designation from the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive FDA approval.

The FDA has granted RMAT designation for AURN001 for treatment of corneal edema secondary to corneal endothelial dysfunction, and we may seek additional RMAT designations for any future product candidates. A product candidate is eligible for RMAT designation if: (i) it meets the definition of a regenerative medicine therapy, which the FDA defines as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions, (ii) the candidate is intended to treat, modify, reverse or cure a serious disease or condition and (iii) preliminary clinical evidence indicates that the candidate has the potential to address unmet medical needs for such disease or condition. RMAT designation provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate, and eligibility for rolling review and priority review of BLAs. Product candidates granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or through reliance upon data obtained from a meaningful number of sites, including through expansion to a sufficient number of sites, as appropriate. RMAT-designated product candidates that receive accelerated approval may, as appropriate, be able to fulfill their post-approval requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real-world evidence (such as electronic health records), through the collection of larger confirmatory data sets, or via post-approval monitoring of all patients treated with such therapy prior to approval of the therapy.

RMAT designation is within the sole discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for RMAT designation, the FDA may disagree and instead determine not to make such designation. RMAT designation does not change the standards for product approval, and there is no assurance that such designation or eligibility for such designation will result in expedited review or approval or that the approved indication will not be narrower than the indication covered by the RMAT designation. Additionally, RMAT designation can be revoked if the product candidate fails to meet the qualifications as clinical data continue to emerge.

Even though we may apply for orphan drug designation for our product candidates, we may not be able to obtain such designations or maintain the benefits associated with orphan drug status, including orphan drug marketing exclusivity.

Regulatory authorities in some jurisdictions, including the United States and the EU, may designate drugs or biologics for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States, where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan designation entitles a party to financial incentives such as opportunities for grant funding for clinical trial costs, tax advantages and user-fee waivers. In addition, if a product candidate that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity.

We may seek Orphan Drug Designations for AURN001 or other product candidates. Even if we, or any future collaborators, obtain orphan drug designation for a product candidate, we, or they, may not be able to obtain or maintain orphan drug exclusivity for that product candidate. Further, even if we, or any future collaborators, obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active ingredients may be approved for the same disease or condition. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same disease or condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care, or the manufacturer of the product with orphan exclusivity is unable to maintain sufficient product quantity. In addition, although we may seek orphan drug designation for product candidates, we may never receive such designations. Any failure to obtain, maintain or otherwise recognize the benefits of orphan drug designation for our product candidates could have a material adverse effect on our business prospects.

We may be unable to obtain U.S. or foreign regulatory approvals beyond approval for Vyznova in Japan and, as a result, may be unable to commercialize AURN001 or any other product or product candidates.

AURN001 is subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of our products. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process must be successfully completed in the United States and in many foreign jurisdictions before a new product can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. We cannot provide any assurance that any product candidate we may develop will progress through required clinical testing and obtain the regulatory approvals necessary for us to begin selling such product candidates.

We are conducting our current Phase 1/2 clinical trial at sites only in the United States and Canada. We have not conducted, managed or completed large-scale or pivotal clinical trials nor managed the regulatory approval process with the FDA or any other regulatory authority. The time required to obtain approvals from the FDA and other regulatory authorities is unpredictable, and requires successful completion of extensive clinical trials which typically takes many years, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when evaluating clinical trial data can and often change during product development, which makes it difficult to predict with any certainty how the standards will be applied. We may also encounter unexpected delays or increased costs due to new government regulations, including future legislation or administrative action, or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

Any delay or failure in seeking or obtaining required approvals would have a material and adverse effect on our ability to generate revenue from the particular product candidate for which we are developing and seeking approval. Furthermore, any regulatory approval to market a product may be subject to significant limitations on the approved uses or indications for which we may market the product or the labeling or other restrictions. In addition, the FDA has the authority to require a REMS as part of approving a BLA, or after approval of such submission, which may impose further requirements or restrictions on the distribution or use of an approved product. These requirements or restrictions might include limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may significantly limit the size of the market for the product and affect reimbursement by third-party payors. We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries, and generally includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval.

The FDA, EMA and other comparable foreign regulatory authorities may not accept clinical data from trials conducted in locations outside of their jurisdiction.

In the past, we have conducted clinical trials in Japan and El Salvador. Currently we plan to conduct clinical trials outside the United States, including in Europe, and we may conduct trials in other international jurisdictions in the future. The acceptance of study data by the FDA, EMA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice, (ii) the trials are performed by clinical investigators of recognized competence and pursuant to GCP requirements;and (iii) the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including the adequacy of the patient population studied and statistical powering, must be met. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any applicable foreign regulatory authority will accept data from trials conducted outside of its applicable jurisdiction. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in AURN001 not receiving approval for commercialization in the applicable jurisdiction.

Obtaining and maintaining regulatory approval of AURN001 in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of AURN001 in other jurisdictions.

Obtaining and maintaining regulatory approval of Vyznova in Japan does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, although Japan’s PMDA has granted marketing approval for our first-generation cell therapy product, Vyznova, the FDA, EMA and other comparable regulatory authorities in foreign jurisdictions have yet to approve the manufacturing, marketing and promotion and reimbursement of AURN001 in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of AURN001 will be harmed.

Even if AURN001 receives regulatory approval, it will be subject to significant post marketing regulatory requirements and oversight.

Any regulatory approvals that we may receive for AURN001 will require the submission of reports to regulatory authorities and surveillance to monitor its safety and efficacy, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS in order to approve AURN001, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or additional foreign regulatory authorities approve AURN001, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for AURN001 will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, product track and tracing, as well as on-going compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval and adherence to commitments made in any BLA or marketing authorization application.

Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. Furthermore, under the Drug Supply Chain Security Act, for certain commercial prescription drug products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States. In addition, the distribution of prescription pharmaceutical products, including samples, is subject to the Prescription Drug Marketing Act (“PDMA”), which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. Prescription drug products must also meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. If we are not able to comply with post-approval regulatory requirements, we could have the marketing approvals for any approved products withdrawn by regulatory authorities and our ability to market such products could be limited, which could adversely affect our ability to achieve or sustain profitability and we could be subject to substantial penalties. As a result, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

In addition, failure to comply with FDA, EMA and other comparable foreign regulatory requirements may subject our company to administrative or judicially imposed sanctions, including:

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delays in or the rejection of product approvals;
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restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;
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restrictions on the products, manufacturers or manufacturing process;
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warning or untitled letters;
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civil and criminal penalties;
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injunctions;
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suspension or withdrawal of regulatory approvals;
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product seizures, detentions or import bans;
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voluntary or mandatory product recalls and publicity requirements;
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total or partial suspension of production; and
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imposition of restrictions on operations, including costly new manufacturing requirements.

The occurrence of any event or penalty described above may inhibit our ability to commercialize AURN001 and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of AURN001.

If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies in the United States may impact our business and industry, including executive actions and the issuance of Executive Orders that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities, such as implementing statutes through rulemaking, issuance of guidance and review and approval of marketing applications. It is difficult to predict how these executive actions, including Executive Orders, will be implemented, and the extent to which they may impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off‑label uses.

If AURN001 is approved and we are found to have improperly promoted off-label uses of the product, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as AURN001, if approved in such jurisdiction. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of AURN001, if and where approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

We may attempt to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated approval pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

We may seek accelerated approval for AURN001. Under the accelerated approval program, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new product over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. If such post-approval studies fail to confirm the product’s clinical benefit, the FDA may withdraw its approval of the product.

Prior to seeking accelerated approval for AURN001, we intend to seek feedback from the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit a BLA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval for AURN001, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for AURN001 would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

We may face difficulties from changes to current regulations and future legislation.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of AURN001. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”) was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and continues to significantly impact the U.S. pharmaceutical industry. In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2032 unless additional congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our products, if approved, and accordingly, our financial operations.

Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. For example, the American Rescue Plan Act of 2021 provided that, effective January 1, 2024, Medicaid statutory rebates will no longer be capped at 100% of average manufacturer price. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. In August 2022, Congress passed the Inflation Reduction Act of 2022 (“IRA”), which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. The IRA permits the Department of Health and Human Services (“HHS”), to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. These provisions will take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. The impact of these judicial challenges as well as future legislative, executive and administrative actions and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures, including the prescription drug provisions under the IRA, as well as other healthcare reforms, may prevent us from being able to generate revenue, attain profitability, or commercialize AURN001, if approved. Complying with any new legislation and regulatory changes could be time-intensive and expensive, resulting in a material adverse effect on our business. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We are unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could also have a material and adverse effect on our business, financial condition and results of operations.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of AURN001, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-approval testing and other requirements. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or in other jurisdictions. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, AURN001 may lose any marketing approval that it has obtained or that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Our relationships with healthcare professionals, clinical investigators, CROs and third-party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws and government price reporting, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare providers, third-party payors, customers and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market and distribute any products for which we obtain marketing approval. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug or medical device manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
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the federal false claims laws, including the False Claims Act (“FCA”), that can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, or impose exclusions from federal health care programs or penalties for parties who engage in such prohibited conduct. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;
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the Federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
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the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to Centers for Medicare & Medicaid Services (“CMS”) information regarding certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), non-physician healthcare professionals (such as physician assistants and nurse practitioners, among others) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and require the registration of their sales representatives, state laws that require biotechnology companies to report information on the pricing of certain drug products and state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws. In addition, the distribution of pharmaceutical and/or medical device products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical or medical device products. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act as well as other applicable consumer safety requirements.

Some state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Some state laws require biotechnology companies to report information on the pricing of certain drug products.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve on-going substantial costs. It is possible that governmental authorities will conclude that our business practices including certain advisory agreements we have entered into with physicians who are paid, in part, in the form of stock or stock options may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous and flammable materials, including chemicals and biological materials. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.

Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted, delayed or become more expensive.

Risks Related to Our Reliance on Third Parties

We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct certain aspects of our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize AURN001 and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct certain aspects of our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our products candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties or our CROs fail to comply with applicable GCPs, our clinical trials could experience clinical holds or suspensions and the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP and cGTP regulations. Our failure to comply with these regulations may result in clinical holds or suspensions or require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be adversely affected if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

In addition, we may rely in part on preclinical, clinical and quality data generated by CROs and other third parties for regulatory submissions for AURN001. While we have or will have agreements governing these third parties’ services, we have limited influence over such third parties’ actual performance. If these third parties do not make data available to us, or, if applicable, make regulatory submissions in a timely manner, in each case pursuant to our agreements with them, our development programs may be significantly delayed, and we may need to conduct additional studies or collect additional data independently. In either case, our development costs would increase.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to AURN001 and clinical trials. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If independent investigators or CROs fail to devote sufficient resources to the development of AURN001, or if CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize AURN001. As a result, our results of operations and the commercial prospects for AURN001 would be harmed, our costs could increase and our ability to generate revenues could be delayed or precluded entirely.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so timely or on commercially reasonable terms. Switching or adding CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Additionally, CROs may lack the capacity to absorb higher workloads or take on additional capacity to support our needs. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We contract with third parties for the manufacture of AURN001 for our ongoing clinical trial, and expect to continue to do so for additional clinical trials and ultimately for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of AURN001 or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently have the infrastructure or internal capability to manufacture supplies of AURN001 for use in development and commercialization. We rely, and expect to continue to rely, on third-party manufacturers for the production of AURN001 for preclinical studies and clinical trials under the guidance of members of our organization. We do not have long-term supply agreements. If we were to experience an unexpected loss of supply of AURN001 for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials.

We expect to continue to rely on third-party manufacturers for the commercial supply of AURN001 if we obtain marketing approval. We may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks to which we would not be subject if we manufactured the product candidate ourselves, including:

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potential inability to negotiate manufacturing and quality agreements with third parties under commercially reasonable terms;
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reduced day-to-day control over the manufacturing process for AURN001 as a result of using third-party manufacturers for all aspects of manufacturing activities;
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potential misappropriation of and reduced control over the protection of our trade secrets and know-how from misappropriation or inadvertent disclosure;
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termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that may be costly or damaging to us or result in delays in the development or commercialization of AURN001;
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the failure of the third party to manufacture AURN001 according to our schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over AURN001 or otherwise do not satisfactorily perform according to the terms of the agreements between us and them
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clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and
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the failure of the third party to manufacture AURN001 according to our specifications;
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the reduction or termination of production or deliveries by suppliers, or the raising of prices or renegotiation of terms;
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the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;
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disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier;
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international or multi-national activities that are related to business activities outside of our scope, but may have an impact on a CDMO’s ability to conduct business in a manner consistent with governmental or our regulatory and ethical standards; and
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our ability to synchronize operations and standards to ensure that all aspects of manufacturing are consistent without deviations across facilities.

Should we continue to use CDMOs, we may not succeed in maintaining our relationships with our current CDMOs or establishing relationships with additional or alternative CDMOs. AURN001 may compete with other products and product candidates for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP and cGTP regulations and that are both capable of manufacturing for us and willing to do so. If our CDMOs should cease manufacturing for us, we would experience delays in obtaining sufficient quantities of AURN001 for clinical trials and, if approved, commercial supply. Further, our CDMOs may breach, terminate, or not renew these agreements. If we were to need to find alternative manufacturing facilities it would significantly impact our ability to develop, obtain regulatory approval for or market AURN001, if approved. The commercial terms of any new arrangement could be less favorable than our existing arrangements and the expenses relating to the transfer of necessary technology and processes could be significant. Additionally, we currently rely on a single CDMO to produce AURN001 in the United States which creates additional risks that we may lose access to an adequate supply of AURN001, see the section titled “Risks Related to Our Business and Industry and the Development of Our Product Candidate—We currently depend, and expect to continue to be dependent, on a limited number of manufacturers for the supply of Vyznova and AURN001 and any delay in manufacturing or termination of our supplier agreements would hurt our business.”

Moreover, if we are unable to manufacture or contract for a sufficient supply of AURN001 on acceptable terms, or if we encounter delays or difficulties in the scale-up of our manufacturing processes or our relationships with manufacturers, our preclinical and human clinical testing schedule would be delayed. This in turn would delay the submission of product candidates for regulatory approval and thereby delay the market introduction and subsequent sales of any products that receive regulatory approval, which would have a material adverse effect on our business, financial condition and results of operations. As part of our development efforts to date, the CDMO we are working with in the United States has experienced delays in the manufacturing process for AURN001, and we may not be able to avoid or mitigate similar delays in the future. In addition, if AURN001 is approved for sale, our inability to manufacture or contract for a sufficient supply of such product on acceptable terms would have a material adverse effect on our business, financial condition and results of operations.

In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of AURN001 or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market AURN001, if approved.

Even to the extent we use and continue to use CDMOs, we are ultimately responsible for the manufacture of our products and product candidates. A failure to comply with these requirements may result in regulatory enforcement actions against our manufacturers or us, including fines and civil and criminal penalties, which could result in imprisonment, suspension or restrictions of production, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues with the biologic, refusal to permit the import or export of the products, product seizure, detention, or recall, operating restrictions, suits under the FCA, corporate integrity agreements, consent decrees, or withdrawal of product approval.

Our current and anticipated future dependence upon others for the manufacture of AURN001 or drugs may adversely affect our future profit margins and our ability to commercialize AURN001 in jurisdictions in which it receives marketing approval on a timely and competitive basis.

The manufacture of AURN001 is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of AURN001 for clinical trials or our products for patients, if approved, could be delayed or prevented.

Manufacturing drugs, especially in large quantities, is complex and may require the use of innovative technologies. Given that AURN001 consists of a combination of a biologic and small molecule drug, the required manufacturing processing steps could be more complex than those required by products that are solely either a small molecule drug or biologic. Each lot of an approved drug product must undergo thorough testing for identity, strength, quality, purity, efficacy and stability. Manufacturing drugs requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls, spoilage and complications related to the product candidate’s limited shelf life. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or efficacy of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of our manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business. The use of biologically derived ingredients can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization as a result of these challenges, or otherwise, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Supply sources could be interrupted from time to time and, if interrupted, there is no guarantee that supplies could be resumed within a reasonable time frame and at an acceptable cost or at all.

We rely on our contract manufacturers to process fresh donor tissue obtained from third-party suppliers to produce AURN001 for our preclinical and clinical studies and intend to continue to rely on these third parties for any clinical trials that we undertake and for our commercial supply if FDA approval is obtained. There are a limited number of suppliers for the donor materials that we use to manufacture AURN001 and there may be a need to assess alternate suppliers and contract manufacturers to prevent a possible disruption in the production of AURN001 for our clinical trials and, if approved, ultimately for commercial sale. We do not have any control over the process or timing of the acquisition of donor materials. We cannot be sure that our current suppliers will remain in business, or that they will continue to provide manufacturing services to us. In addition, the lead time needed to establish a relationship with a new supplier or manufacturer can be lengthy, and we may experience delays in meeting demand in the event a new supplier or manufacturer must be used. The time and effort to qualify a new supplier or manufacturer could result in additional costs, diversion of resources, delay in regulatory approval, or reduced manufacturing yields, any of which would negatively impact our operating results. If we or our manufacturers are unable to obtain sufficient donor materials or to produce sufficient quantities of AURN001 after regulatory approval has been obtained, the commercial launch of AURN001 would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our approved product. For example, in Japan, our contract manufacturer has encountered difficulties in manufacturing Vyznova which has resulted in limiting the volume of product that we have been able to produce for patient use. See the section titled “Risks Related to Our Business and Industry and the Development of Our Product Candidate—The use of fresh donor human tissue exposes us to a number of risks in the development and manufacturing of AURN001, including obtaining sufficient supplies of donor tissue and culturing cells through multiple passages to produce sufficient yields of cells of consistent quality and potency, and any issues or challenges that compromises the quality of the cells could prevent us from completing the development or gaining acceptance for commercially viable fresh cellular products derived from fresh donor tissue.”

Our first-generation cell therapy product, Vyznova, and our product candidate, AURN001, are temperature sensitive and may have other attributes that lead to limited shelf life. These attributes may pose risks to supply, inventory and waste management and increased cost of goods.

Our first-generation cell therapy product, Vyznova, and our product candidate, AURN001, are temperature sensitive, and we may learn that Vyznova, AURN001 or any future product candidates are less stable than desired. It is also possible that we may find that transportation conditions negatively impact product quality. Although we have made changes to AURN001 to try to address manufacturing challenges we have observed with Vyznova in Japan, both AURN001 and Vyznova have short shelf lives, and both require a lengthy manufacturing process, which has constrained and may continue to constrain our ability to meet the anticipated patient need. These challenges may require us to make further changes to the formulation or manufacturing process for Vyznova, AURN001 or any future product candidates and result in delays or interruptions to clinical or commercial supply. We are currently pursuing development of a cryopreserved version of AURN001 to extend the shelf life of AURN001, but we may not be successful in sufficiently extending shelf life to facilitate adoption of the product by healthcare providers (if approved), and regulatory authorities may not ultimately approve the manufacturing changes we are making to AURN001. In addition, the cost associated with the transportation services and the limited pool of vendors that will be required for both Vyznova and AURN001 may also add additional risks of supply disruptions.

We have established a number of analytical testing strategies, and may have to establish several more, to assess the quality of Vyznova, AURN001 or any future product candidates. We may identify gaps in our analyses that might prevent release of product or could require product withdrawal or recall. For example, new or existing impurities that have an impact on product safety, efficacy, or stability may be discovered. This may lead to an inability to release or use AURN001 or any future product candidates until the manufacturing or testing process is rectified or specifications are changed. This could potentially result in delays to the delivery of Vyznova, AURN001 or any future product candidates.

Risks Related to Our Intellectual Property

We depend on intellectual property rights licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

Our ability to develop and commercialize AURN001 is dependent on our ability to obtain, maintain and enforce issued patents, trademarks, know-how and other intellectual property and proprietary technology in the United States and other countries for AURN001 and its uses, as well as our ability to operate without infringing, misappropriating, or otherwise violating the proprietary rights of others. For example, on April 26, 2024, we entered into an Amended and Restated License Agreement with Kyoto Prefectural University of Medicine (“KPUM”; “the KPUM License”), in which KPUM granted to us a worldwide, exclusive, sublicensable royalty-bearing license to three patent families relating to compositions of matter, methods of making and methods of using human corneal endothelial cells ("CECs") in the manufacture and use of AURN001. In addition, on April 26, 2024, we entered into an Amended and Restated License Agreement with Professor Shigeru Kinoshita (“the Kinoshita License”), in which we were granted a worldwide, exclusive, sublicensable royalty-bearing license to Dr. Kinoshita’s rights in a patent family directed to the use of rho kinase (“ROCK”) inhibitors in the manufacture of AURN001 and treatment of corneal endothelial dysfunction. Although Professor Kinoshita granted exclusive rights to us under the Kinoshita License, the in-licensed patent family is co-owned with Senju Pharmaceutical Co., Ltd., and the co-owner has licensed its rights in the patent family to ActualEyes, Inc. (“ActualEyes”). As a result, we cannot use this patent family to prevent ActualEyes from developing and commercializing a product covered by this patent family. Furthermore, enforcement of the patent rights in this family against another third party may require the cooperation of the co-owner and ActualEyes, and failure to obtain such cooperation may result in our lacking standing to enforce the patent rights against such third party.

The KPUM License and the Kinoshita License agreements impose numerous obligations, such as diligence and payment obligations. Termination of one or both of these licenses could result in the loss of significant rights and could harm our ability to commercialize AURN001, because we would no longer have a license to develop and commercialize AURN001. Furthermore, these license agreements do and future license agreements may include provisions that impose obligations and restrictions on us. This could delay or otherwise negatively impact a transaction that we may wish to enter into. These events could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Disputes may also arise between us and our current and future licensors regarding intellectual property subject to a license agreement, including disputes concerning:

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the scope of rights granted under the license agreement and other interpretation-related issues;
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whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the licensing agreement;
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our right to sublicense patents and other rights to third parties under collaborative development relationships;
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our right to transfer or assign the license;
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our financial or other obligations under the license agreement;
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the priority of invention of patented technology;
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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our current and future product candidates, and what activities satisfy those diligence obligations; and
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the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current or future licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize AURN001 or future product candidates.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

If we fail to comply with our obligations in the agreements under which we in-license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our current and future licensors, we could lose license rights that are important to our business.

We are heavily reliant upon the rights granted to us under the KPUM License and the Kinoshita License (collectively, the “A&R License Agreements”) in which we have been granted an exclusive, royalty-bearing license to certain patent rights that are important or necessary to the development of our proprietary technology and AURN001. Termination of one or more of the A&R License Agreements or reduction or elimination of our licensed rights could lead to the loss of our ability to develop and commercialize AURN001. Further development of AURN001 may require us to enter into additional license or collaboration agreements and we may consider similar or other types of business arrangements in the future, including strategic partnerships, in-licensing of future product candidates, strategic collaborations, joint ventures, restructurings, divestitures, acquisitions of companies, asset purchases, business combinations and investments. Our future licenses may not provide us with exclusive rights to use the licensed intellectual property and technology, or may not provide us with exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize AURN001 and proprietary technology in the future. Additionally, the A&R License Agreements impose, and future agreements may impose, various development, diligence, commercialization and other obligations on us and require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses.

In addition, the agreements under which we in-license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed, or license in the future, prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize AURN001 or future product candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Despite our best efforts, our current or future licensors might conclude that we materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products, if approved, and technology covered by these license agreements. As a result, we may be required to cease our development and commercialization of AURN001 or future product candidates and use of our proprietary technologies covered by the patent rights owned by the licensors. Furthermore, if the in-licensed patent rights fail to provide us the intended exclusivity, competitors will have the freedom to seek regulatory approval of, and to market, products identical to ours. These events could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

In addition, the United States federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act (the “Bayh-Dole Act”). The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. If, in the future, we own or in-license technology critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.

Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

We currently depend, and will continue to depend, on our license agreements, including the A&R License Agreements related to AURN001. The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If any of our licenses or material relationships or any in-licenses upon which our licenses are based are terminated or breached, we may:

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lose our rights to develop and market our products;
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lose patent protection for our products;
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experience significant delays in the development or commercialization of our products;
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not be able to obtain any other licenses on acceptable terms, if at all; or
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incur liability for damages.

These risks apply to any agreements that we may enter into in the future for AURN001 or for any future product candidates. If we experience any of the foregoing, it could have a material adverse effect on our business, financial condition, results or operations and prospects.

Our commercial success depends on our ability to obtain, maintain, enforce and otherwise protect our intellectual property and proprietary technology, and if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products and product candidates similar to AURN001 and our ability to successfully develop and commercialize AURN001 may be adversely affected.

Our commercial success depends, in large part, on our ability to obtain and maintain intellectual property rights protection through issued patents and trademarks, trade secrets and other intellectual property rights and proprietary technology in the United States and other countries with respect to our technology and product candidate. If we do not adequately protect our intellectual property rights, competitors or other third parties may be able to erode, negate or preempt any competitive advantage we may have, which could harm our business and ability to achieve profitability. To protect our proprietary position, we file patent applications in the United States and abroad covering improved processes for making AURN001 and expect to file patent applications covering future product candidates that are important to our business; we may in the future also license or purchase patent rights or patent applications filed by others. If we are unable to secure or maintain patent protection with respect to any proprietary products and technology we develop, our business, financial condition, results of operations and prospects could be materially harmed.

The patent application process is expensive, time-consuming and complex. We may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. Our owned patent portfolio is generally at a very early stage. In particular, we do not currently own any issued patents relating to AURN001.

We may be unable to obtain patents on certain inventions if those inventions are publicly disclosed prior to our filing a patent application covering them. We enter into standard nondisclosure and confidentiality agreements with parties who have access to our confidential information, including confidential information regarding inventions not yet disclosed in patent applications. We cannot guarantee that any of these parties will not breach these nondisclosure and confidentiality agreements and publicly disclose any of our inventions before a patent application is filed covering such inventions. If such confidential information is publicly disclosed, we may not be able to successfully patent it and consequently, we may not be able to prevent third parties from using such inventions.

Composition of matter patents for pharmaceutical and biological product candidates can provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain that the claims in our or our licensors’ pending patent applications directed to AURN001 or its manufacture or use will be considered patentable by the United States Patent and Trademark Office (“USPTO”), or by patent offices in foreign countries, or that the claims in any of the issued patents we may own or license will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe such products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

If the scope of the patent protection we or our potential licensors obtain is not sufficiently broad, we may be unable to prevent others from developing and commercializing technology and products similar or identical to ours. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our in-licensed patents have, or that any of our owned or in-licensed pending patent applications that mature into issued patents will include claims with a scope sufficient to protect AURN001 or otherwise provide any competitive advantage. Other parties have developed or may develop technologies that may be related or competitive with our approach, and may have filed or may file patent applications and may have been issued or may be issued patents with claims that overlap or conflict with our patent portfolio, either by claiming the same compounds, formulations or methods or by claiming subject matter that could dominate our patent position. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally twenty years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of a product candidate, patents protecting a product candidate might expire before or shortly after a product candidate is commercialized. As a result, our patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar or identical to ours.

Even if they are unchallenged, our in-licensed patents and owned and in-licensed pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our patent portfolio by developing a similar or alternative product candidate in a non-infringing manner. For example, a third party may develop a product candidate that provides benefits similar to AURN001 but falls outside the scope of our patent protection or license rights. If the patent protection provided by the patent and patent applications we hold or pursue with respect to such product candidate is not sufficiently broad to impede such competition, our ability to successfully commercialize AURN001 could be negatively affected, which would harm our business.

We, or any future partners, collaborators, licensors or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position.

It is possible that defects of form in the preparation or filing of our patent portfolio may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope or requests for patent term adjustments. If we or our partners, collaborators, licensors or licensees whether current or future, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our partners, collaborators, licensors or licensees are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution or enforcement of our patent portfolio, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and patent applications. We rely on our outside counsel or our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can, in many cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliant events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The patent position of biotechnology and pharmaceutical companies carries uncertainty. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are characterized by uncertainty.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our patent portfolio, or that we or our licensors were the first to file for patent protection of such inventions. If third parties have filed prior patent applications on inventions claimed in our patent portfolio that were filed on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by our patent portfolio. If third parties have filed such prior applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs.

Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, any patents we may own or license may be challenged in the courts or patent offices in the United States and abroad. There is no assurance that all the potentially relevant prior art relating to our patent portfolio has been found. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we or our licensors were the first to make the inventions claimed in our patent portfolio, or that we or our licensors were the first to file for patent protection of such inventions. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third-party submission of prior art to the USPTO, or to other patent offices around the world. Alternately or additionally, we may become involved in post-grant review procedures, oppositions, derivation proceedings, ex parte reexaminations, inter partes review, supplemental examinations, or interference proceedings or challenges before the USPTO or in district court in the United States, or similar proceedings in various foreign jurisdictions, including both national and regional, challenging patents or patent applications in which we have rights, including patents on which we rely to protect our business. For example, a European patent licensed to us under the KPUM License is currently being opposed in an opposition proceeding at the European Patent Office (“EPO”). We cannot be certain that this patent will not be revoked in its entirety or claims that survive the opposition will confer adequate protection to cover the manufacture of AURN001. An adverse determination in any such challenges may result in loss of the patent or claims in the patent portfolio being narrowed, invalidated or held unenforceable, in whole or in part, or in denial of the patent application or loss or reduction in the scope of one or more claims of the patent portfolio, any of which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products.

Our or our licensors’ pending and future patent applications may not result in patents being issued that protect our business, in whole or in part, or which effectively prevent others from commercializing competitive products. For example, our or our licensors’ pending and future provisional applications may never result in issued patents. A provisional patent application is not eligible to become an issued patent until, among other things, we or our licensors file a non-provisional patent application within 12 months of filing the related provisional patent application. If we or our licensors do not timely file non-provisional patent applications, we or our licensors may lose the priority dates with respect to such provisional patent applications and any patent protection on the inventions disclosed in such provisional patent applications. While we intend to timely file non-provisional patent applications relating to our current and future provisional patent applications, we cannot predict whether any of our or our licensors’ patent applications for our technology and product candidate will result in the issuance of patents that effectively protect our technology and AURN001. Further, competitors may be able to design around our patents. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries also may diminish the value of our patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, patent laws in various jurisdictions, including jurisdictions covering significant commercial markets, such as at the EPO, China and Japan, restrict the patentability of methods of treatment of the human body more than United States law does. Such restrictions on scope and/or patentability could limit our patent protection, which could have a material adverse effect on our ability to generate revenue.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our future development partners will be successful in protecting AURN001 by obtaining, enforcing and defending our patent rights. These risks and uncertainties include the following:

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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance, whether intentional or not, can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;
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patent applications may not result in any patents being issued;
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company-owned or in-licensed patents that have been issued or may be issued in the future may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;
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our competitors, many of whom have substantially greater resources and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use and sell AURN001, if approved;
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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing products; and
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countries other than the U.S. may, under certain circumstances, force us to grant a license under our patents to a competitor, thus allowing the competitor to compete with us in that jurisdiction or forcing us to lower the price of our drug in that jurisdiction.

Issued patents that we may own or in-license may not provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. Our competitors may also seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid and/or unenforceable, or that our competitors do not infringe our patents. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

We maintain certain information as company trade secrets. This information may relate to inventions that are not patentable or not optimally protected with patents. We use commercially acceptable practices to protect this information, including, for example, limiting access to the information and requiring passwords for our computers. Additionally, we require and execute, as applicable, standard confidentiality agreements and invention assignment agreements with any third parties to whom we may provide access to the information and with our employees, consultants, scientific advisors, collaborators, vendors, contractors and advisors. We cannot provide any assurances that all such agreements have been duly executed, and third parties may still obtain this information or may come upon this or similar information independently. It is possible that technology relevant to our business will be independently developed by a person who is not a party to such a confidentiality or invention assignment agreement. If any of our trade secrets were to be independently developed by a competitor or other third party, we would have no right to prevent such competitor or third party, or those to whom they communicate such independently developed information, from using that information to compete with us. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by contract manufacturers, consultants, collaborators, vendors, advisors, former employees and current employees. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Furthermore, if the parties to our confidentiality agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a consequence of such breaches or violations. Our trade secrets could otherwise become known or be independently discovered by our competitors. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating our trade secrets. If any of these events occurs or if we otherwise lose protection for our trade secrets, our business, financial condition, results of operation and prospects may be materially and adversely harmed.

Patent terms may be inadequate to protect our competitive position on our product for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. The patent term of a U.S. patent may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent having an earlier expiration date. We may also be required to disclaim a portion of a patent term in order to overcome double patenting rejections from the patent office, thus potentially shortening our exclusivity period.

Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized.

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension (“PTE”), of up to five years beyond the normal expiration of the patent to compensate patent owners for loss of enforceable patent term due to the lengthy regulatory approval process. A PTE grant cannot extend the remaining term of a patent beyond a total of 14 years from the date of the product approval. Further, a PTE may only be applied once per product, and only with respect to an approved indication—in other words, only one patent (for example, covering the product itself, an approved use of said product, or a method of manufacturing said product) can receive a PTE. Moreover, the scope of protection during the period of the PTE does not extend to the full scope of the claim, but instead only to the scope of the product as approved.

The granting of such patent term extensions is not guaranteed and is subject to numerous requirements. We might not be granted an extension because of, for example, failure to apply within applicable periods, failure to apply prior to the expiration of relevant patents, failure to exercise due diligence during the testing phase or regulatory review process or any other failure to satisfy any of the numerous applicable requirements. Moreover, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our in-licensed patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to obtain approval of competing products following our patent expiration by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. If this were to occur, it could have a material adverse effect on our ability to generate revenue.

It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for AURN001 and future product candidates, as well as on successfully defending these patents against potential third-party challenges. Our ability to protect AURN001 from unauthorized making, using, selling, offering to sell or importing by third parties is dependent on the extent to which we have rights under valid and enforceable patents that cover these activities.

The patent positions of pharmaceutical, biotechnology and other life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved and have in recent years been the subject of much litigation. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Over the past decade, U.S. federal courts have increasingly invalidated pharmaceutical and biotechnology patents during litigation often based on changing interpretations of patent law. Further, the determination that a patent application or patent claim meets all the requirements for patentability is a subjective determination based on the application of law and jurisprudence. The ultimate determination by the USPTO or by a court or other trier of fact in the United States, or corresponding foreign national patent offices or courts, on whether a claim meets all requirements of patentability cannot be assured. We cannot be certain that all third-party publications, patents and other information relevant to the patentability of our patents and applications has been identified. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our own patent portfolio.

Although we in-license patents and pending patent applications relating to AURN001 and we own two pending provisional patent applications relating to certain improvements of AURN001 and its manufacture, we cannot provide assurances that any of our patent applications will be found to be patentable, including over our own prior art publications or patent literature, or will issue as patents. Neither can we make assurances as to the scope of any claims that may issue from our pending and future patent applications nor to the outcome of any proceedings by any potential third parties that could challenge the patentability, validity or enforceability of our owned and in-licensed patent portfolio in the United States or foreign jurisdictions. Any such challenge, if successful, could limit patent protection for AURN001 or materially harm our business.

In addition to challenges during litigation, third parties can challenge the validity of our patents in the United States using post-grant review and inter partes review proceedings or opposition proceedings in Europe or other jurisdictions and our patents may be found to be invalid or unenforceable. For example, one of the Japanese patents licensed to us under the KPUM License was opposed and maintained as originally granted. In addition, a European patent in the same patent family directed to a cultured corneal endothelial cell is currently subject to an opposition proceeding at the EPO. There is a risk that the opponent may invalidate one or more of the granted claims or require an amendment of the claims in a way that may prevent us from asserting this patent against a party marketing a potentially competitive product that would have infringed the patent as originally granted. In the United States, for a patent filed March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that we will be successful in defending the patent, which may result in a loss of the challenged patent right to us.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

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we may not be able to generate sufficient data to support full patent applications that protect the entire breadth of developments in our program;
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it is possible that one or more of our pending patent applications will not become an issued patent or, if issued, that the patent claims will not have sufficient scope to protect our technology, provide us with commercially viable patent protection or provide us with any competitive advantages;
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if our pending applications issue as patents, they may be challenged by third parties as invalid or unenforceable under United States or foreign laws;
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we may not successfully commercialize AURN001, if approved, before our relevant patents expire;
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we may not be the first to file patent applications for the inventions covered by our patent portfolio; or
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we may not develop additional proprietary technologies that are separately patentable.

In addition, to the extent that we are unable to obtain and maintain patent protection for AURN001, or in the event that such patent protection expires, it may no longer be cost-effective to extend our portfolio by pursuing additional development of AURN001 for follow-on indications.

Changes in the interpretation of patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology and pharmaceutical industries involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Patent reform legislation in the United States and other countries could increase those uncertainties and costs. For example, the Leahy-Smith America Invents Act of 2011 (the “Leahy-Smith Act”) included a number of significant changes to United States patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, for example, via post grant review and inter partes review proceedings at the USPTO. In addition, the Leahy-Smith Act transformed the United States patent system into a “first to file” system, in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. Consequently, if a third party files a patent application in the USPTO before we file an application covering the same invention, the third party could be awarded a patent covering an invention of ours or our licensors even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, results of operations and financial condition.

The United States Supreme Court has ruled on several patent cases, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Additionally, there have been proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. The U.S. Supreme Court has ruled on several patent cases in recent years; these cases often narrow the scope of patent protection available to inventions in the biotechnology and pharmaceutical spaces. For example, in Amgen Inc. v. Sanofi (“Amgen”), the U.S. Supreme Court held that certain of Amgen’s patent claims defined a class of antibodies by their function of binding to a particular antigen and not by structure and that a skilled artisan would have to use significant trial and error to identify and make all of the molecules in that class. The U.S. Supreme Court ultimately held that Amgen failed to properly enable its patent claims. While we do not believe that any of the patents licensed by us will be found invalid based on this or other decisions, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. In 2023, the Federal Circuit issued a decision in In re Cellect, LLC involving the interaction of patent term adjustment (“PTA”), terminal disclaimers and obviousness-type double patenting which may affect the patent term of any issued patents that rely on any PTA. In 2022, Congress passed the IRA, which authorizes the Secretary of the HHS to negotiate prices directly with participating manufacturers for selected medicines covered by Medicare even if these medicines are protected by an existing patent. While we do not believe that the IRA or its effects will impact our ability to obtain patents in the near future, we cannot be certain that it will not affect our patent strategy in the long run.

Further, a new court system recently became operational in the European Union, creating a single pan-European Unitary Patent and a new European patent court for litigation involving European patents. The Unified Patent Court (“UPC”), began accepting patent cases on June 1, 2023. The UPC is a common patent court with jurisdiction over patent infringement and revocation proceedings effective for multiple member states of the European Union. The broad geographic reach of the UPC could enable third parties to seek revocation of any of our European patents in a single proceeding at the UPC rather than through multiple proceedings in each of the individual European Union member states in which the European patent is validated. Under the UPC, a successful revocation proceeding for a European Patent under the UPC would result in loss of patent protection in those European Union countries. Accordingly, a single proceeding under the UPC could result in the partial or complete loss of patent protection in numerous European Union countries. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize AURN001 and future product candidates and, resultantly, on our business, financial condition, prospects and results of operations. Moreover, the controlling laws and regulations of the UPC will develop over time and we cannot predict what the outcomes of cases tried before the UPC will be. The case law of the UPC may adversely affect our ability to enforce or defend the validity of our European patents. European patent applications now have the option, upon grant of a patent, of becoming a Unitary Patent which is subject to the jurisdiction of the UPC. In addition, conventional European patents, both already granted at the time the new system began and granted thereafter, are subject to the jurisdiction of the UPC, unless actively opted out which would default to pre-UPC enforcement mechanisms. This is a significant change to European patent practice and deciding whether to opt-in or opt-out of Unitary Patent practice entails strategic and cost considerations. It will be several years before we will understand the scope of patent rights that are recognized and the strength of patent remedies that are provided by the UPC. While we have the right to opt our patents out of the UPC over the first seven years of the court’s existence, doing so may preclude us from realizing the benefits of the UPC. Moreover, the decision whether to opt-in or opt-out of Unitary Patent status will require coordinating with co-applicants, if any, adding complexity to any such decision. We have decided to opt out certain European patents and patent applications from the UPC. However, if certain formalities and requirements are not met, our current or future European patents could be subject to the jurisdiction of the UPC. We cannot be certain that our European patents and patent applications will avoid falling under the jurisdiction of the UPC, if we decide to opt out of the UPC.

We may not be able to seek or obtain patent protection throughout the world or enforce such patent protection once obtained.

Filing, prosecuting, enforcing and defending patents protecting AURN001 and any future product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover AURN001.

Moreover, our ability to protect and enforce our owned or in-licensed intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop the infringement of our own patents, if issued, and in-licensed patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and Europe or from selling or importing products made from our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop and market their own products and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our product, and our owned or in-licensed patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Proceedings to enforce our patent rights, whether successful or not, could result in substantial costs and divert our efforts and resources from other aspects of our business. Further, such proceedings could put our owned or in-licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly; put our pending patent applications at risk of not issuing; and provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while we intend to protect our intellectual property rights in major markets for our current and future products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products, if approved. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

Geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia’s conflict in Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patent or patent applications, resulting in partial or complete loss of patent rights in Russia. In addition, the Kremlin issued Decree 299 in March 2022 stating that Russian companies and individuals can use patented inventions without the owner’s permission or compensation, if the patent is held by owners from “unfriendly countries,” which includes the United States. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, we do not know the degree of future protection that we will have on our technologies and current and future product candidates. While we will endeavor to protect our technologies and current and future product candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time consuming, expensive and unpredictable.

In order to protect our competitive position around AURN001, we may become involved in lawsuits to enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful and which may result in our patents being found invalid or unenforceable.

Competitors may seek to commercialize products competitive with AURN001. In order to protect our competitive position, we or our licensors may become involved in lawsuits asserting infringement of our in-licensed patents or misappropriation or other violations of other of our intellectual property rights. Our or our licensors’ pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Litigation is expensive and time consuming and would likely divert the time and attention of our management and scientific personnel. There can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

If we file a patent infringement lawsuit against a perceived infringer, such a lawsuit could provoke the defendant to counterclaim that we infringe their patents and/or that the patents we seek to enforce are invalid and/or unenforceable. In patent litigation in the United States, it is commonplace for a defendant to counterclaim alleging invalidity and/or unenforceability. In any patent litigation there is a risk that a court will decide that the asserted patents are invalid or unenforceable, in whole or in part, and that we do not have the right to stop the defendant from using the invention at issue. With respect to a counterclaim of invalidity, we cannot be certain that there is no invalidating prior art of which we or our licensors and the patent examiner were unaware during prosecution. There is also a risk that, even if the validity of such patents or other intellectual property rights is upheld, the court will construe the patent claims narrowly or decide that we do not have the right to stop the other party from using the technology at issue on the grounds that our patent claims or other intellectual property rights do not cover the technology in question, or decide that the other party’s use of our or our licensors’ patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). If any of our owned or in-licensed patents are found invalid or unenforceable, or construed narrowly, our ability to stop the other party from launching a competitive product would be materially impaired. Further, such adverse outcomes could limit our ability to assert those patents against future competitors. Loss of patent protection would have a material adverse impact on our business.

Even if we establish that a competitive product infringes any of the patents we seek to enforce, a court may decide not to grant an injunction against further infringing activity, thus allowing the competitive product to continue to be marketed by the competitor. It is difficult to obtain an injunction in U.S. litigation and a court could decide that the competitor should instead pay us a “reasonable royalty” as determined by the court, and/or other monetary damages. A reasonable royalty or other monetary damages may or may not be an adequate remedy. Loss of exclusivity and/or competition from a related product would have a material adverse impact on our business.

Litigation often involves significant amounts of public disclosures. Such disclosures could have a materially adverse impact on our competitive position or our stock prices. During U.S. litigation, we would be required to produce voluminous records related to our owned or in-licensed patents and our research and development activities in a process called discovery. The discovery process may result in the disclosure of some of our confidential information. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of our common shares.

Litigation is inherently expensive, and the outcome is often uncertain. Any litigation likely would substantially increase our operating costs and reduce our resources available for development and commercialization activities. Further, we may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. As a result, we may conclude that even if a competitor is infringing any of our patents, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

For certain current and future in-licensed patent rights, we may not have the right to file a lawsuit for infringement and may have to rely on a licensor to enforce these rights on our behalf. If we are unable to directly assert our licensed patent rights against infringers or if a licensor does not vigorously prosecute any infringement claims on our behalf, we may have difficulty competing in certain markets where such potential infringers conduct their business, and our commercialization efforts may suffer as a result.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing AURN001.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell AURN001 and any future product candidates without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe, misappropriate or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to cell compositions, methods of manufacturing such cell compositions and/or methods of use for the treatment of the disease indications for which we are developing AURN001. If any third-party patents or patent applications are found to cover AURN001, or their methods of use or manufacture, we may not be free to manufacture or market such product candidate as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to AURN001, including patent infringement lawsuits in the United States or abroad. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, use or manufacture of AURN001. Third parties may assert infringement claims against us based on existing patents that they own or in-license or patents that may grant to them (or which they may in-license) in the future, regardless of the merit of such patents or infringement claims. If our defenses to such assertions of infringement were unsuccessful, we could be liable for a court-determined reasonable royalty on our existing sales and further damages to the patent owner (or licensee), such as lost profits. Such royalties and damages could be significant. If we are found to have willfully infringed the claims of a third party’s patent, the third party could be awarded treble damages and attorney’s fees. Further, unless we obtain a license to such patent, we may be precluded from commercializing the infringing product candidate. Any of the aforementioned could have a material adverse effect on our business, financial condition, results of operations and prospects.

Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the U.S. can remain confidential until patents issue. In addition, unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover AURN001, future product candidates, our technologies, or the use of AURN001 or future product candidates. As such, there may be applications of others now pending or recently revived patents of which we are unaware. Identification of third-party patent rights that may be relevant to our operations is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. As a result, we may be unable to identify such patents or patent applications despite our best efforts. We cannot guarantee that any patent searches or analyses, including the identification of relevant patents, the scope of patent claims, or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of AURN001 and any future product candidates in any jurisdiction. In addition, patent applications can take many years to issue, and there may be currently pending patent applications which may later result in issued patents that any of our current or future product candidates may be accused of infringing. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against us based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that the relevant product or methods of using the product either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources, and we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product. If we were required to obtain a license to continue to manufacture or market the infringing product, we may be required to pay substantial royalties or grant cross-licenses to our patents. Even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. We cannot assure you that any such license will be available on commercially reasonable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights. We may also be required to indemnify future collaboration partners against such claims. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing a product or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could adversely affect the price of our common shares. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Others may challenge inventorship or claim an ownership interest in our owned or in-licensed intellectual property which could expose it to litigation and have a significant adverse effect on its prospects.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patent rights or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors or the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent. Furthermore, ownership disputes may arise from alleged contributions of third parties involved in developing our current and future product candidates and may result in joint ownership of our inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Any disagreement over inventorship could result in our being forced to defend our determination of inventorship in a legal action which could result in substantial costs and be a distraction to our senior management and scientific personnel. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

While we typically require employees, consultants and contractors who may develop intellectual property on our behalf to execute standard agreements assigning such intellectual property to us, we may be unsuccessful in obtaining execution of assignment agreements with each party who in fact develops intellectual property that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached. In either case, we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. If we are unsuccessful in obtaining assignment agreements from an employee, consultant or contractor who develops intellectual property on our behalf, the employee, consultant or contractor may later claim ownership of the invention. Any disagreement over ownership of intellectual property could result in our losing ownership, or exclusive ownership, of the contested intellectual property, paying monetary damages and/or being enjoined from clinical testing, manufacturing and marketing of the affected product candidate(s). Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel.

Our current or future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the United States government, such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could adversely affect our competitive position, business, financial condition, results of operations and prospects.

We may be subject to claims that we have wrongfully hired an employee from a competitor or by third parties asserting that our employees or we have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.

Many of our current and former employees and our licensors’ current and former employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including some which may be competitors or potential competitors. Although we take commercially reasonable steps to ensure that our employees do not use the proprietary information, know-how or trade secrets of others in their work for us, including incorporating such intellectual property into our current and future product candidates, we may be subject to claims that we or these employees have, inadvertently or otherwise, misappropriated the intellectual property of a third party, including know-how, trade secrets or other proprietary information, of any such individual’s current or former employer or client. To the extent that our employees, consultants or advisors use intellectual property rights or proprietary information owned by others in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions.

If we or any of our employees are accused of misappropriating the proprietary information, know-how or trade secrets of a third party, we may be forced to defend such claims in litigation. If we are found to have misappropriated the intellectual property rights of a third party, we may be forced to pay monetary damages, sustain reputational damage, lose key personnel, or lose valuable intellectual property rights. Further, it may become necessary for us to obtain a license from such third party to commercialize any of our current and future product candidates. Such a license may not be available on commercially reasonable terms or at all. Any of the aforementioned could materially affect the commercialization of any of our current and future product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

We may rely on trade secrets and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We may rely on trade secrets or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. We expect to rely on third parties for future manufacturing of our current and future product candidates. We also expect to collaborate with third parties on the development of our current and future product candidates and as a result must, at times, share trade secrets with our collaborators. We also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements.

Trade secrets or confidential know-how can be difficult to maintain as confidential. To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into standard confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with us prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. The need to share trade secrets and other confidential information, including with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming and unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets, know-how and agreement terms that address non-competition. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators and we would have no right to prevent them from using that technology or information to compete with us. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

In addition, despite the protections we do place on our intellectual property or other proprietary rights, monitoring unauthorized use and disclosure of our intellectual property rights by employees, consultants and other third parties who have access to such intellectual property or other proprietary rights is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. Therefore, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such employees, consultants, advisors or third parties, despite the existence generally of these confidentiality restrictions. These agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets, know-how or other proprietary information in the event the unwanted use is outside the scope of the provisions of the contracts or in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurances that such employees, consultants, advisors or third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by third parties, including our competitors.

We may need to acquire or license additional intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

We have entered into licensing and collaboration arrangements and may consider similar or other types of business arrangements in the future, including strategic partnerships, in-licensing of any future product candidates, strategic collaborations, joint ventures, restructurings, divestitures, acquisitions of companies, asset purchases, business combinations and investments.

Any current transactions and future transactions that we enter into may not be successful. In particular, the success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

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collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;
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collaborators may not pursue development and commercialization of AURN001 or any future product candidates or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competing products, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;
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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with AURN001 or any future product candidates;
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a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;
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we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;
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collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
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disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of AURN001 or any future product candidates or that results in costly litigation or arbitration that diverts management attention and resources;
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collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of AURN001 or any future product candidates;
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collaborators may own or co-own intellectual property covering AURN001 or future product candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and
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a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

A third party may hold intellectual property, including patent rights that are important or necessary to the development of our current and future product candidates. It may be necessary for us to use the patented or proprietary technology of one or more third parties to commercialize our current and future product candidates.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development. If we are unable to acquire such intellectual property outright, or obtain licenses to such intellectual property from such third parties when needed or on commercially reasonable terms, our ability to commercialize our current and future product candidates, if approved, would likely be delayed or we may have to abandon development of that product candidate and our business and financial condition could suffer.

In addition, any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses, or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations.

Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits of the acquisition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could adversely affect our business, financial condition, results of operations and prospects.

If we in-license other product candidates in the future, we might become dependent on proprietary rights from third parties with respect to those product candidates. Any termination of such licenses could result in the loss of significant rights and would cause material adverse harm to our ability to develop and commercialize any product candidates subject to such licenses. Even if we are able to in-license any such necessary intellectual property, it could be on nonexclusive terms, including with respect to the use, field or territory of the licensed intellectual property, thereby giving our competitors and other third parties access to the same intellectual property licensed to us. In-licensing intellectual property rights could require us to make substantial licensing and royalty payments. Patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against our licensors or another licensee or in administrative proceedings. If any in-licensed patents are invalidated or held unenforceable, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products.

We may not have the right to control the prosecution, maintenance, enforcement or defense of patents and patent applications that we license from third parties. In such cases, we would be reliant on the licensor to take any necessary actions. We cannot be certain that such licensor would act with our best interests in mind, or in compliance with applicable laws and regulations, or that their actions would result in valid and enforceable patents. For example, it is possible that a licensor’s actions in enforcing and/or defending a patent licensed by us may be less vigorous than had we conducted them ourselves. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our present or future licensors may have relied upon or may rely upon third-party consultants or collaborators or on funds from third parties such that our present or future licensors may not be the sole and exclusive owners of the patents we in-license. If other third parties have ownership rights to our present or future in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

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the scope of rights granted under the license agreement and other interpretation-related issues;
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our financial or other obligations under the license agreement;
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whether and the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;
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our right to sublicense patent and other rights to third parties under collaborative development relationships;
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our diligence obligations with respect to the use of licensed technology in relation to our development and commercialization of our current and future product candidates and what activities satisfy those diligence obligations;
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the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
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the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected current or future product candidates.

The risks described elsewhere pertaining to our intellectual property rights also apply to the intellectual property rights that we may own or in-license now or in the future, and any failure by us or our licensors to obtain, maintain, defend and enforce these rights could have an adverse effect on our business. In some cases we may not have control over the prosecution, maintenance or enforcement of the patents that we license, and may not have sufficient ability to provide input into the patent prosecution, maintenance and defense process with respect to such patents, and potential future licensors may fail to take the steps that we believe are necessary or desirable in order to obtain, maintain, defend and enforce the licensed patents.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our trademarks of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During the trademark registration process, we may receive Office Actions from the USPTO objecting to the registration of our trademark. Although we would be given an opportunity to respond to those objections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Moreover, any name we propose to use for our products in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed product names, we may be required to expend significant additional resources in an effort to identify a usable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to our trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

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others may be able to make products that are competitive to AURN001 or any of our future product candidates that are not covered by the claims of our patent rights;
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others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our patent portfolio;
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we or any of our collaborators might not have been the first to invent the inventions covered by our patent portfolio;
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we or any of our collaborators might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license;
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it is possible that our owned or in-licensed pending patent applications or those that we or our collaborators may file in the future will not lead to issued patents;
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others may have access to the same intellectual property rights licensed to us on a non-exclusive basis in the future;
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issued patents that we may own or in-license may not provide us with any competitive advantage, or may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
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we may not develop additional proprietary technologies that are patentable;
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we cannot predict the scope of protection of any patent issuing based on our owned or in-licensed patent applications, including whether the patent applications that we may own or in-license will result in issued patents with claims that are directed to our current and future product candidates or uses thereof in the United States or in other foreign countries;
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the claims of any patent issuing based on our owned or in-licensed patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;
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if enforced, a court may not hold that our owned or in-licensed patents are valid, enforceable and infringed;
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we may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;
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ownership of our patent portfolio may be challenged by third parties;
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the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business;
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patent enforcement is expensive and time-consuming and difficult to predict; thus, we may not be able to enforce any of our patents against a competitor;
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the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patents and patent applications; and
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we may choose not to file a patent application for certain inventions, instead choosing to rely on trade secret protection, and a third party may subsequently file a patent application covering such intellectual property.

Should any of these or similar events occur, they could significantly harm our business, results of operations and prospects.

If approved, our investigational products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the other company’s product.

We believe that any of our product candidates approved as a biological product under a BLA, including AURN001, should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our investigational medicines to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that continue to evolve.

If competitors are able to obtain marketing approval for biosimilars referencing any of our current and future product candidates, our products may become subject to competition from such biosimilars, which would impair our ability to successfully commercialize and generate revenues from sales of such products.

Risks Related to the Commercialization of Our Product Candidates

Even if approved, AURN001 may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if AURN001 receives regulatory approval, it may not gain adequate market acceptance among physicians, patients, healthcare payors and others in the medical community. The degree of market acceptance of AURN001, if approved, or any future approved product candidate will depend on a number of factors, including, but not limited to:

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the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;
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the timing of market introduction of the product candidate as well as competitive products;
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the clinical indications for which the product candidate is approved;
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the scope of the patient population for which the product candidate is indicated (for example, only patients with a less serious form of the target indication);
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restrictions on the use of the product candidate, such as boxed warnings or contraindications in labeling, or a REMS, if any, which may not be required of alternative treatments and competitor products;
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the potential and perceived advantages of the product candidate over alternative treatments;
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the cost of treatment in relation to alternative treatments;
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the availability of coverage and adequate reimbursement, as well as pricing, by third-party payors, including government authorities;
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the availability of the approved product candidate for use as a combination therapy;
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relative convenience and ease of administration;

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the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
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the capacity of surgical centers where AURN001 would be administered to support the post-surgical rest and monitoring period that would be required for patients receiving AURN001;
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the effectiveness of sales and marketing efforts;
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unfavorable publicity relating to the products or product candidate or similar approved products or product candidates in development by third parties; and
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the approval of other new therapies for the same indications.

If AURN001 is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate or derive sufficient revenue from this product candidate and our financial results could be negatively impacted.

If the market opportunity for AURN001 is smaller than we believe, our revenue may be adversely affected and our business may suffer.

We intend to initially focus AURN001 development on treatments for corneal endothelial disease indications. Our projections of addressable patient populations that may benefit from treatment with AURN001 is based on our estimates. These estimates, which have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations and market research, may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of corneal endothelial disease. Additionally, the potentially addressable patient population for AURN001 may not ultimately be amenable to treatment with AURN001. For example, patients with less severe corneal endothelial disease may not be as inclined to undergo treatment with AURN001 as patients with more severe disease, which may potentially limit the market opportunity for AURN001. The FDA, EMA or other regulatory agencies may also limit our proposed indication or target population. Our market opportunity may also be limited by future competitor treatments that enter the market. If any of our estimates prove to be inaccurate, the market opportunity for AURN001 could be significantly diminished and have a materially adverse impact on our business.

We have never commercialized a product prior to Vyznova, and we may lack the necessary expertise, personnel and resources to successfully commercialize and achieve market acceptance of Vyznova in Japan.

We are early in our commercialization efforts, and Vyznova is currently our only product approved for commercialization. Prior to this, our operations had been limited to organizing and staffing our company, business planning, raising capital and undertaking preclinical studies and clinical trials of our product candidates. We currently have no in-house manufacturing, distribution or supply capabilities and will rely heavily on CDMOs to achieve commercial success of Vyznova.

Factors that may affect our ability to commercialize and achieve market acceptance of Vyznova include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of physicians to prescribe Vyznova and other unforeseen costs associated with creating an independent sales and marketing organization. We may not be able to build an effective sales and marketing organization in Japan, and if we are unable to find suitable partners for the commercialization of Vyznova or achieve market acceptance, we may have difficulties generating revenue from the sale of Vyznova.

We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted.

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. While, to our knowledge, there are currently no approved pharmacological therapies indicated for corneal endothelial disease to our knowledge, our competitors are developing or may develop products, product candidates and processes competitive with AURN001. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may attempt to develop product candidates. In addition, our products may compete with off-label drugs used by physicians to treat the indications for which we seek approval. This may make it difficult for us to replace existing therapies with our products.

In particular, there is intense competition in the fields we are pursuing. We have competitors both in the United States and internationally, including established biotechnology companies, specialty pharmaceutical companies, emerging and start-up companies, universities and other research institutions. We also compete with these organizations to recruit management, scientists and clinical development personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling subjects for clinical trials and in identifying and in-licensing new product candidates. We have chosen to initially address well-validated biochemical targets, and therefore expect to face competition from existing products and products in development. Many potential competitors have significantly greater financial, manufacturing, marketing, product development, technical and human resources and commercial expertise than we do. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result of all of these factors, our competitors may succeed in obtaining approval from the FDA, EMA or other comparable foreign regulatory authorities or in discovering, developing and commercializing products in our field before we do. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop.

Our competitors also may obtain marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if the product candidates we develop achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.

Our business entails a significant risk of product liability, and if we are unable to obtain sufficient insurance coverage, such inability to obtain sufficient coverage could have an adverse effect on our business and financial condition.

Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA, EMA, PMDA or other regulatory authority investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs. FDA, EMA or other regulatory authority investigations could potentially lead to a recall of our products or more serious enforcement action, limitations on the approved indications for which our products may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, product liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources and substantial monetary awards to trial participants or patients. We currently have product liability insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to marketing AURN001. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have an adverse effect on our business and financial condition.

Any product candidates we develop may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.

The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of AURN001, if approved by FDA or other regulatory authorities, will depend substantially, both in the United States and internationally, on the extent to which the costs of the product candidate will be covered and reimbursed by third-party payors. If coverage and reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize AURN001. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, CMS, an agency within the HHS, determines whether and to what extent a new product will be covered and reimbursed under Medicare and Medicaid, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved products. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved products for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products.

Nonetheless, AURN001 may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as AURN001. In many countries, particularly the countries of the EU, medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of AURN001 to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for AURN001. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits. If we are unable to establish or sustain coverage and adequate reimbursement for any approved products from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Risks Related to Our Business Operations, Employee Matters and Managing our Growth

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of regulatory affairs and sales, marketing and distribution, as well as to support our public company operations. To manage these growth activities, we must continue to implement and improve our managerial, operational, quality and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. There can be no assurance that our systems, procedures and controls will be adequate to support our operations as they expand, or that we will be able to successfully implement appropriate measures consistent with our growth strategy.

Our management may need to devote a significant amount of its attention to managing these growth activities. Due to our limited financial resources, we may not be able to effectively manage the expansion or relocation of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion or relocation of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees.

Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful commercialization of our product candidates.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. Each of our executive officers may currently terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

The loss of the services of our executive officers or other key employees could impede the achievement of our development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approvals of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Further, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, either because we are a public company or for other reasons, it may harm our ability to recruit and retain highly skilled employees. Our employees may be more likely to leave us if the shares they own have significantly appreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly below the market price of our common stock, particularly after the expiration of applicable lock-up agreements.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CDMOs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CDMOs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

Cybersecurity risks, including cyber-attacks, data breaches and system vulnerabilities, could adversely affect our business and disrupt our operations.

Cyberattacks are increasing in number and sophistication and are designed to not only attack, but also to evade detection. Since the techniques used to obtain unauthorized access to systems and data, or to otherwise sabotage systems and data, change frequently and are often not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Accidental or willful security breaches or other unauthorized access to our information systems or the systems of our third-party service providers, or the existence of computer viruses, malware (such as ransomware), or vulnerabilities in our or our third-party service providers’ data or software could expose us to a risk of information loss, business disruption, or misappropriation of proprietary and confidential information, including information relating to our products or customers or the personal information of our employees or third parties. These events, should they occur, could disrupt our business and result in, among other things, unfavorable publicity, damage to our reputation, loss of our trade secrets and other competitive information, litigation by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of such information, significant remediation costs, disruption of key business operations and significant diversion of our resources, as well as fines and other sanctions resulting from any related breaches of data privacy laws and regulations, any of which could have a material adverse effect on our business, profitability and financial condition.

Risks Related to Ownership of Our Common Stock and this Offering

We do not know whether an active market will develop for our common stock or what the market price of our common stock will be, and, as a result, it may be difficult for you to sell your shares of our common stock.

We intend to apply to list our common stock on , under the symbol “ .” However, prior to this offering, there has been no prior public trading market for our common stock. We cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares. It is possible that in one or more future periods, our operating results and progression of our product pipeline may not meet the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common stock may fall.

The market price of our common stock may be volatile, and you could lose all or part of your investment.

The initial public offering price of our common stock will be determined through negotiation among us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include, but are not limited to, the following:

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price and volume fluctuations in the overall stock market from time to time;
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the timing and results of clinical trials for AURN001;

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commencement or termination of collaborations for our product development and research programs;
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failure to achieve development, regulatory or commercialization milestones under our collaborations;
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failure or discontinuation of any of our product development and research programs;
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results of preclinical studies, clinical trials or regulatory approvals of product candidates of our competitors, or announcements about new research programs or product candidates of our competitors;
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the level of expenses related to any of our research programs, clinical development programs or AURN001 or any future product candidates that we may develop;
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the results of our efforts to develop additional product candidates beyond AURN001 or products beyond Vyznova;
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regulatory actions with respect to our product, Vyznova, or our competitors’ products;
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developments or disputes concerning patent applications, issued patents or other proprietary rights; announced or completed acquisitions of businesses, products or intellectual property by us or our competitors;
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actual or anticipated changes in the financial projections or development timelines we may provide to the public or our failure to meet those projections or timelines;
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market conditions in the biotechnology sector;
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changes in the structure of healthcare payment systems;
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sales of shares of our common stock by us or our stockholders;
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the recruitment or departure of key personnel;
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the public’s reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission (the “SEC”);
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rumors and market speculation involving us or other companies in our industry;
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fluctuations in the trading volume of our shares or the size of our public float;
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actual or anticipated changes or fluctuations in our results of operations;
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actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;
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failure of securities analysts to maintain coverage of us, changes in actual or future expectations of investors or securities analysts or our failure to meet these estimates or the expectations of investors;
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litigation involving us, our industry or both;

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governmental or regulatory actions or audits;
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regulatory or legal developments in the United States and other countries;
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general economic conditions and trends;
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announcement or expectation of additional financing efforts;
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expiration of market stand-off or lock-up agreements; and
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changes in accounting standards, policies, guidelines, interpretations or principles.

The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have an adverse impact on the market price of our common stock.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after the completion of this offering. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. Based on the initial public offering price of $      per share, which is the mid-point of the price range set forth on the cover of this prospectus, you will experience immediate dilution of $       per share, representing the difference between our pro forma as adjusted net tangible book value per share as of September 30, 2024 and the initial public offering price. For a further description of the dilution that you will face immediately after this offering, see the section of this prospectus titled “Dilution.”

We may not be able to satisfy the listing requirements of or obtain or maintain a listing of our common stock on .

If our common stock is listed on , we must meet certain financial and liquidity criteria to maintain such listing. If we violate ’s listing requirements or fail to meet any of ’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

Insiders will continue to have substantial influence over us after this offering, which could limit your ability to affect the outcome of key transactions, including a change of control.

After this offering, our directors, executive officers, holders of more than 5% of our common stock and their respective affiliates will beneficially own, in the aggregate, approximately % of the shares of our outstanding common stock, based on the number of shares outstanding as of September 30, 2024. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors, amendments of our organizational documents and approval of significant corporate transactions. They may also have interests that differ from other investors and may vote in a way with which other investors disagree, and which may be adverse to other investors’ interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company and might affect the market price of our common stock.

Participation in this offering by our existing stockholders and their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and principal stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our common stock, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more securities analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which in turn could cause the price and trading volume of our common stock to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section of this prospectus titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds from this offering are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, the ultimate use of the net proceeds may vary substantially from the currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition and results of operations. Pending the net proceeds’ use, we may invest our net proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our common stock.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, or the perception that such sales could occur. Following the completion of this offering, based on the number of our shares of our capital stock outstanding as of September 30, 2024, we will have a total of shares of our common stock outstanding. Our directors and officers and substantially all of the holders of our equity securities have entered into market standoff agreements with us and have entered or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions described in the section of this prospectus titled “Underwriting,” not to sell any of our stock for 180 days following the date of this prospectus. We refer to such period as the lock-up period. We and certain of the underwriters may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701 under the Securities Act of 1933, as amended (the “Securities Act”), the shares of our common stock will be available for sale in the public market following the completion of this offering as follows:

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beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and
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beginning 181 days after the date of this prospectus, subject to the terms of the lock-up and market standoff agreements described above, the remainder of the shares of our common stock will be eligible for sale in the public market, subject in some cases to the volume and other restrictions of Rule 144.

Upon completion of this offering, stockholders owning an aggregate of up to shares of our common stock will be entitled, under our investors’ rights agreement, to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable vesting restrictions and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the public market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our common stock to fall and make it more difficult for you to sell shares of our common stock at a time and price that you deem appropriate.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation of our common stock, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our common stock to provide dividend income. We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our common stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

We may need additional capital, and we cannot be certain that additional financing will be available on favorable terms or at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances, cash generated from our operations and debt financing for capital purchases. Although we currently anticipate that our existing cash and cash equivalents together with the proceeds from this offering will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing, and our cash and cash equivalents may be subject to potential future disruptions in access to bank deposits or lending commitments due to bank failures. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and the condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required or at all, and this may result in a delay, reduction or termination of the development or commercialization of our product candidates. If we raise additional funds through the issuance of equity or equity-linked securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution. If we raise additional funds through the incurrence of indebtedness, then we may be subject to increased fixed payment obligations and could be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Any future indebtedness we may incur may result in terms that could be unfavorable to our equity investors.

Delaware or Washington law and provisions in our certificate of incorporation and bylaws might delay, discourage or prevent a change in control of our company or changes in our management, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (“DGCL”), may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws will contain provisions that may make the acquisition of our company more difficult or delay or prevent changes in control of our management. Among other things, these provisions will:

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authorize our board of directors to issues shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;
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permit only the board of directors to establish the number of directors and fill vacancies on the board;
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establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms;
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provide that our directors may only be removed for cause;
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permit stockholders to only take actions at a duly called annual or special meeting and not by written consent;
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require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;
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eliminate cumulative voting in the election of directors;
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prohibit stockholders from calling a special meeting of stockholders; and
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require a super-majority vote of stockholders to amend some of the provisions described above.

In addition, because our principal executive offices are located in Washington, the anti-takeover provisions of the Washington Business Corporation Act may apply to us under certain circumstances now or in the future. These provisions prohibit a “target corporation” from engaging in any of a broad range of business combinations with any stockholder constituting an “acquiring person” for a period of five years following the date on which the stockholder became an “acquiring person.”

These provisions, alone or together, could delay, discourage or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder.

Section 22 of the Securities Act establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders or other employees, which may discourage such lawsuits against us and our current and former directors, officers, stockholders and other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Further, the enforceability of similar exclusive forum provisions in other companies’ organizational documents have been challenged in legal proceedings, and it is possible that a court of law could rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving such action in other jurisdictions, all of which could harm our results of operations.

Our indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect on our operating results, financial condition and cash flows.

Under our certificate of incorporation, our bylaws and certain indemnification agreements to which we will be a party, we will have an obligation to indemnify our current and former directors and certain of our officers with respect to investigations and litigation. The scope of our indemnification obligations may be broader than the coverage available under our directors’ and officers’ liability insurance, or there may be insufficient coverage available. Further, in the event the directors and officers are ultimately determined not to be entitled to indemnification, we may not be able to recover any amounts we previously advanced to them. We cannot provide any assurances that future indemnification claims, including the cost of fees, penalties or other expenses, will not exceed the limits of our insurance policies, that such claims are covered by the terms of our insurance policies or that our insurance carrier will be able to cover such claims. Further, should a coverage dispute arise, we may also incur significant expenses in relation to litigating or attempting to resolve any such dispute. Accordingly, we may incur significant unreimbursed costs to satisfy our indemnification obligations, which may have a material adverse effect on our operating results, financial condition and cash flows.

Our ability to maintain our reputation is key to the success of our business, and the failure to do so may materially adversely affect our performance.

Our reputation is a valuable component of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees or by retaining, appointing or electing directors who share our core values. If our reputation is negatively affected by the actions of our employees or directors, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and, therefore, our financial condition may be materially and adversely affected.

General Risk Factors

Unfavorable global economic conditions could adversely affect our business, financial condition, stock price and results of operations.

The global credit and financial markets have experienced extreme volatility and disruptions (including as a result of actual or perceived changes in interest rates, inflation and macroeconomic uncertainties), which has included severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, high inflation, uncertainty about economic stability, global supply chain disruptions and increases in unemployment rates. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the ongoing conflicts between Russia and Ukraine and Israel and Hamas, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the one in Ukraine, may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. A severe or prolonged economic downturn could result in a variety of risks to our business, including a decrease in the demand for our drug candidates and in our ability to raise additional capital when needed on acceptable terms, if at all. For example, there has been proposed U.S. legislation that may restrict the ability of U.S. biopharmaceutical companies to purchase services or products from, or otherwise collaborate with, certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the U.S. government. We continue to assess the legislation as it develops to determine whether it could have an effect on our contractual relationships. Furthermore, any disruptions to our supply chain as a result of unfavorable global economic conditions, including due to geopolitical conflicts or public health crises, could negatively impact the timely execution of our ongoing and future clinical trials. In addition, current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability. We cannot anticipate all of the ways in which the foregoing and any other current economic climate and financial market conditions could adversely impact our business.

We, or the third parties upon whom we depend, may be adversely affected by natural disasters, public health crises or other business interruptions and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters or public health crises could severely disrupt our operations and have a material adverse impact on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, public health crisis or other event occurred that prevented us from conducting our clinical trials, releasing clinical trial results or delaying our ability to obtain regulatory approval for our product candidates, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, results of operations and financial condition.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” For example, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the rules and regulations of the SEC and the listing standards of . Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements, and we expect these rules and regulations to substantially increase our legal and financial compliance costs. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors, particularly to serve on our audit committee and compensation committee, or as our executive officers.

In addition, we have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. In addition, as a public company, we may be subject to shareholder activism, which can lead to substantial costs, distract management and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected. Even if such claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations. These increased costs and demands upon management could adversely affect our business, results of operations and financial condition.

Disruptions at the FDA, the SEC and other government agencies caused by funding shortages or global health concerns could hinder such agencies’ ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC, and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new products to be reviewed or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If any prolonged government shutdown or disruption occurs, including due to global health concerns or staffing shortages, the FDA or other regulatory authorities may not conduct their regular inspections, reviews or other regulatory activities in a timely manner, which could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

The EU GDPR imposes strict regulations and establishes a series of requirements regarding the collection, transfer, storage and processing of personal data. Following the U.K.’s withdrawal from the EU on January 31, 2020 and the end of the transitional arrangements agreed between the U.K. and EU as of January 1, 2021, the EU GDPR has been incorporated into U.K. domestic law by virtue of section 3 of the EU (Withdrawal) Act 2018 and amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (“U.K. GDPR” and, together with the EU GDPR, the “GDPR”). We are subject to the GDPR when carrying out clinical trials and other operations in Europe. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including strict requirements relating to processing of sensitive data (such as health data), ensuring there is a legal basis or condition to justify the processing of personal data, where required strict requirements relating to obtaining consent of individuals, disclosures about how personal information is to be used, limitations on retention of information, implementing safeguards to protect the security and confidentiality of personal data, where required providing notification of data breaches, maintaining records of processing activities, documenting data protection impact assessments where there is high risk processing and taking certain measures when engaging third-party processors.

The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Economic Area (the “EEA”) or the U.K., including the United States (see below), and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million (£17.5 million GBP) or four percent of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Non-compliance could also result in the imposition of orders to stop data processing activities, which could have a material adverse effect on our business, financial position and results of operations.

When subject to GDPR, we will be required to put in place mechanisms to ensure compliance, including as implemented by national laws of EU Member States which may partially deviate from the EU GDPR and impose different and more restrictive obligations from country to country. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our European and U.K. activities.

The U.K. GDPR and the U.K. Data Protection Act 2018 set out the U.K.’s data protection regime, which is independent from but, currently, aligned to the EU’s data protection regime. The European Commission (“EC”) has adopted an adequacy decision in respect of transfers of personal data to the U.K. for a four-year period (until June 27, 2025). Similarly, the U.K. has determined that it considers all of the EEA to be adequate for the purposes of data protection. This ensures that data flows between the U.K. and the EEA remain unaffected. The U.K. Government has also introduced a Data Protection and Digital Information Bill (or the UK Bill) into the UK legislative process with the intention for this bill to reform the U.K.’s data protection regime which will likely have the effect of further altering the similarities between the U.K. and EU data protection regime.

In addition, we will be required to ensure that we implement adequate safeguards to enable the transfer of personal data outside of the EEA or the U.K., in particular to the U.S., in compliance with the GDPR. In some cases, we may rely upon the EC’s approved standard contractual clauses to legitimize transfers of personal data out of the EEA from controllers or processors established outside the EEA (and not subject to the GDPR). The U.K. is not subject to the EC’s standard contractual clauses but has published its own transfer mechanism, the International Data Transfer Addendum/Agreement, which enables transfers from the U.K. Changes with respect to any of these matters may lead to additional costs and increase our overall risk exposure. The EU and U.S. have adopted its adequacy decision for the EU U.S. Data Privacy Framework (“Framework”), which entered into force on July 11, 2023. This Framework provides that the protection of personal data transferred between the EU and the U.S. is comparable to that offered in the EU. Moreover, the U.K. Government adopted the Data Protection (Adequacy) Regulations 2023, also referred to as the “UK-U.S. Data Bridge,” which, since 12 October 2023, allows companies to transfer personal data from the U.K. to the U.S. on the basis of the EU-U.S. Data Privacy Framework. This provides a further avenue to ensuring transfers to the U.S. are carried out in line with GDPR. However, the long-term validity of the Framework remains uncertain and it has already been challenged before European courts.

In the United States, there has been significant focus on privacy at the state level. Leading this effort initially was the State of California which on June 28, 2018, enacted the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020 and was amended by the California Privacy Rights Act, which went into effect on January 1, 2023. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. Additional states have passed and may in the future pass comprehensive state privacy laws that may impose additional obligations on our business. Furthermore, other states have proposed or enacted legislation that is focused on more narrow aspects of privacy. For example, a number of states have passed laws that protect biometric information and a smaller number of states have passed or are considering laws that are specifically focused upon health privacy, such as Washington’s My Health My Data Act. The My Health My Data Act imposes new state restrictions and requirements on the processing and sale of consumer health data and creates a private right of action. Data privacy laws and regulations are constantly evolving and can be subject to significant change or interpretive application. Varying and evolving jurisdictional requirements could increase the costs and complexity of our compliance efforts and require changes to how we conduct our business. The effects of state and federal privacy laws are potentially significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation. Violations of applicable data privacy laws can result in significant penalties. Any failure, or perceived failure, by us to comply with applicable data protection or other laws could result in proceedings, or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in our company and, as a result, the market price of our common stock.

As a public company, we will be required to comply with the requirements of the Sarbanes-Oxley Act, including, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers.

We are also continuing to improve our internal control over financial reporting. Pursuant to the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, beginning with our second annual report on Form 10‑K after we become a public company, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with these requirements within the prescribed time period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time period or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which would likely adversely affect the market price of our common stock. In addition, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC and other regulatory authorities.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

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presentation of only two years of audited financial statements and related financial disclosure;
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exemption from the requirement to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;
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exemption from compliance with the requirement of the Public Company Accounting Oversight Board, regarding the communication of critical audit matters in the auditor’s report on the financial statements;
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reduced disclosure about our executive compensation arrangements; and
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exemption from the requirement to hold non‑binding advisory votes on executive compensation or golden parachute arrangements.

We could be an emerging growth company for up to five years following the completion of this offering, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end as soon as any of the following takes place:

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the last day of the fiscal year in which we have at least $1.235 billion in annual revenue;
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the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;
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the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or
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the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile and may decline.

Our future ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Since our inception, we have incurred losses and we may never achieve profitability. To the extent that we continue to generate taxable losses, under current law, our unused U.S. federal net operating losses (“NOLs”) may be carried forward to offset a portion of future taxable income, if any. As of the end of our tax year ended December 31, 2023, we had approximately $103.9 million of federal NOLs and $59.1 million of state NOLs. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as one or more stockholders or groups of stockholders who own at least five percent of the corporation’s equity increasing their equity ownership in the aggregate by more than 50 percentage points (by value) over a rolling three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. Similar rules may apply under state tax laws. Our prior equity offerings and other changes in our stock ownership may have resulted in such ownership changes in the past. In addition, we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change NOLs or other pre-change tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us and could require us to pay U.S. federal income taxes earlier than would be required if such limitations were not in effect. There is a risk that due to changes under the tax law, regulatory changes or other unforeseen reasons, our existing NOLs or business tax credits could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs or tax credits, even if we attain profitability.

Legislation or other changes in U.S. tax law may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. For example, under Section 174 of the Code, in taxable years beginning after December 31, 2021, expenses that are incurred for research and development in the United States will be capitalized and amortized, which may have an adverse effect on our cash flow. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in our or our stockholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

Our business activities may be subject to the FCPA, and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

If we further expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits companies and their employees and third‑party intermediaries from offering, promising, giving or authorizing the provision of anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals owned and operated by the government, and doctors and other hospital employees would be considered foreign officials under the FCPA. Recently the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents or contractors, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, disgorgement and other sanctions and remedial measures, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international activities, our ability to attract and retain employees and our business, prospects, operating results and financial condition.

In addition, our products and activities may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell access to our products would likely adversely affect our business.

We may become involved in litigation that could divert management’s attention and harm our business, and insurance coverage may not be sufficient to cover all costs and damages.

From time to time, we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, our product candidates, securities litigation, employment matters, security of patient and employee personal data, contractual relations with collaborators and licensors and intellectual property rights. In the past, securities class action litigation has often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, the announcement of negative events, such as negative results from clinical trials, or periods of volatility in the market price of a company’s securities. These events may also result in or be concurrent with investigations by the SEC. We may be exposed to such litigation or investigation even if no wrongdoing occurred. Litigation and investigations are usually expensive and divert management’s attention and resources, which could adversely affect our business and cash resources and our ability to consummate a potential strategic transaction or the ultimate value our stockholders receive in any such transaction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:

•
the timing, progress and results of our current clinical trials for our product candidates, including our ongoing Phase 1/2 clinical trial for AURN001;
•
our ability to replicate positive results from earlier clinical trials conducted by us or third parties in current or future clinical trials;
•
our ability to demonstrate that AURN001 and any future product candidates are safe and effective for their proposed indications and our expectations around their beneficial characteristics and therapeutic effects;
•
our ability to advance AURN001 and any future product candidates through applicable regulatory approval processes, including timing of INDs and final FDA approval;
•
our ability to rely on third-party manufacturers and successfully manufacture and commercialize our cell therapy product, Vyznova, and manufacture our product candidate, AURN001, for clinical trials and for commercial use if approved;
•
our ability to successfully commercialize Vyznova and, if approved, AURN001, and obtain favorable pricing and reimbursement;
•
the size and growth potential of the market for Vyznova, AURN001, and any other product candidates we may develop, and our ability to serve those markets;
•
our ability to maintain, expand and protect our intellectual property;
•
existing regulations and regulatory developments in the United States and other jurisdictions;
•
general economic, industry and market conditions;
•
our ability to attract, hire and retain key members of our management team and additional qualified personnel;
•
our anticipated use of our existing cash and cash equivalents and the net proceeds from this offering;
•
our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and
•
other risks and uncertainties, including those listed in the section titled “Risk Factors.”

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, operating results, financial condition and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. You should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates and information concerning our industry, including market size of the markets in which we participate, that are based on various third‑party sources, industry publications and reports, as well as our own internal information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates and information. The markets in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these sources, publications and reports.

The sources of certain statistical data, estimates and forecasts contained in this prospectus include the following independent industry publications or reports:

•
IQVIA, Insights Into Endothelial Blindness, 2023.
•
Clearview Healthcare Partners, Corneal Endothelial Disease Cell Therapy U.S. Assessment, 2024.
•
Eye Bank Association of America, 2023 Eye Banking Statistical Report, 2023.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, which is the midpoint of price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by $ million, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our use of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.

We intend to use the net proceeds from this offering for the following purposes: (i) approximately $ million to fund the clinical development of our cell therapy product candidate, AURN001, (ii) approximately $ million to optimize our manufacturing capabilities, (iii) approximately $ million to fund the clinical development of our cryopreserved formulation of AURN001 and (iv) the remainder for our other research and development activities, as well as for working capital and other general corporate purposes. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.

As of the date of this prospectus, we intend to invest the net proceeds that are not used as described above in capital-preservation investments, including short-term interest-bearing debt instruments or bank deposits.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our operating results, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock is limited by the terms of our existing credit facility and may be limited by any future debt instruments or preferred securities.

CAPITALIZATION

The following table summarizes our cash and cash equivalents and capitalization, as of September 30, 2024:

•
on an actual basis;
•
on a pro forma basis to give effect to (i) the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of shares of common stock, (ii) the conversion of our outstanding Notes into an aggregate of shares of common stock and (iii) the filing of our amended and restated certificate of incorporation, each of which will occur upon the closing of this offering; and
•
on a pro forma as adjusted basis to reflect (i) the pro forma adjustments set forth above and (ii) the issuance and sale by us of shares of common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

As of September 30, 2024
	Actual		Pro Forma		Pro Forma As Adjusted(1)
(in thousands, except share data)
Cash and cash equivalents	$	$		$
Convertible debt	$	$		$
Line of credit

Redeemable convertible preferred stock (Series A, B, B-1, C and

   C-1), par value $0.0001 per share, 24,679,886 authorized,

   24,679,885 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Stockholders’ equity (deficit):
Preferred stock, par value $0.0001 per share, no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted

Common stock, par value $0.0001 per share, shares

   authorized, shares issued and outstanding,

   actual; shares authorized, shares issued

   and outstanding, pro forma; shares

   authorized, shares issued and outstanding, pro

   forma as adjusted

Additional paid-in capital
Accumulated other comprehensive loss
Accumulated deficit
Total stockholders’ equity (deficit)
Total capitalization

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, each of our cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of common stock that will be outstanding immediately after this offering is based on shares of our common stock outstanding as of September 30, 2024, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of shares of our common stock and conversion of our outstanding Notes into an aggregate of shares of common stock, and excludes:

•
shares of common stock issuable upon the exercise of outstanding options as of September 30, 2024, with a weighted-average exercise price of $5.28 per share;
•
shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2024, with a weighted-average exercise price of $2,990.00 per share;
•
shares of common stock reserved for future issuance under the 2017 Plan, as of September 30, 2024, which number of shares will be added to the shares of our common stock to be reserved under our 2024 Plan upon its effectiveness, at which time we will cease granting awards under our 2017 Plan;
•
shares of common stock reserved for future issuance under the 2024 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and
•
shares of common stock reserved for future issuance under the ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

The 2024 Plan and the ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2024 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under the 2017 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Equity Compensation Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of September 30, 2024 was ($ million), or ($ ) per share. Our pro forma net tangible book value as of September 30, 2024 was $ million, or $ per share, based on the total number of shares of our common stock outstanding as of September 30, 2024, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock outstanding as of September 30, 2024 into an aggregate of shares of common stock and to the conversion of our Notes outstanding as of September 30, 2024 into an aggregate of shares of common stock.

After giving effect to the sale by us of shares of our common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2024 would have been $ million, or $ per share. This represents an immediate increase in pro forma net tangible book value of $ per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $ per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2024	$
Pro forma increase in net tangible book value per share as of September 30, 2024
Pro forma net tangible book value per share as of September 30, 2024
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share by approximately $ , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of common stock in this offering by $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $ per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of common stock in this offering by $ per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $ per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $ per share and the pro forma as adjusted dilution to new investors purchasing common stock in this offering would be $ per share.

The following table presents, on a pro forma as adjusted basis to give effect to this offering, as of September 30, 2024, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us and the average price per share paid or to be paid to us at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration			Average Price Per
	Number	Percent	Amount	Percent		Share
Existing stockholders before this offering		%		%	$
Investors participating in this offering
Total		100.00%		100.00%	$

Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and the total consideration paid by all stockholders by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders, by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the total number of shares of our common stock held by existing stockholders would be reduced to % of the total number of shares of our common stock outstanding after this offering, and the total number of shares of common stock held by investors purchasing shares of common stock in the offering would be increased to % of the total number of shares outstanding after this offering.

The number of shares of common stock that will be outstanding immediately after this offering is based on shares of our common stock outstanding as of September 30, 2024, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of shares of our common stock and conversion of our outstanding Notes into an aggregate of shares of common stock, and excludes:

•
shares of common stock issuable upon the exercise of outstanding options as of September 30, 2024, with a weighted-average exercise price of $5.28 per share;
•
shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2024, with a weighted-average exercise price of $2,990.00 per share;

•
shares of common stock reserved for future issuance under the 2017 Plan, as of September 30, 2024, which number of shares will be added to the shares of our common stock to be reserved under our 2024 Plan upon its effectiveness, at which time we will cease granting awards under our 2017 Plan;
•
shares of common stock reserved for future issuance under the 2024 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and
•
shares of common stock reserved for future issuance under the ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

The 2024 Plan and the ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2024 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under the 2017 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Equity Compensation Plans.”

To the extent that any outstanding options to purchase our common stock are exercised or new awards are granted under our equity compensation plans, or additional shares of our common stock are issued, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, strategies, objectives, expectations, intentions and beliefs. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus, which you should carefully read to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biotechnology company committed to developing and commercializing disease-modifying, regenerative therapies to restore vision to millions of patients worldwide. We are advancing a potentially first-in-class, single administration, allogeneic cell therapy to treat vision loss due to corneal endothelial diseases. AURN001 has been developed leveraging data generated globally across five completed clinical trials in 154 procedures in 130 subjects. Across these completed trials, subjects experienced clinically meaningful and sustained improvements in anatomical and functional measures of corneal health, central corneal thickness (“CCT”) and best corrected visual acuity (“BCVA”), respectively. In the United States, AURN001 has received both Breakthrough Therapy Designation (“BTD”) and Regenerative Medicines Advanced Therapy Designation (“RMAT”) from the U.S. Food and Drug Administration (“FDA”) for treatment of corneal edema secondary to corneal endothelial dysfunction. Additionally, we have completed enrollment and dosed 97 subjects in a Phase 1/2 clinical trial in the United States and Canada, and 12-month data from this trial is expected in . In Japan, our first-generation cell therapy product, HCEC-1 has received regulatory and reimbursement approval, and was launched commercially in September 2024 under the marketed name Vyznova. AURN001 is designed to be mechanistically identical to Vyznova and to provide enhanced benefits, including manufacturing scalability and extended shelf life. We believe AURN001 has the potential to serve as a first-line therapy for patients with corneal edema secondary to corneal endothelial dysfunctions. Although our cell therapy product, Vyznova, has been approved for sale in Japan, we are early in our commercialization and manufacturing efforts, and have not generated any revenue to date from that product or any other product sales or other sources and have incurred significant operating losses and negative cash flows from our operations. Our primary uses of cash to date have been conducting research and development, fundraising activities, building infrastructure, developing intellectual property, hiring personnel and providing general and administrative support for these operations. To date, we have funded our operations primarily through the sale of redeemable convertible preferred stock and the issuance of debt and convertible notes.

We have incurred operating losses in each year since our inception. Our net losses were $45.5 million and $35.7 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $157.8 million. We expect our expenses and operating losses will increase substantially as we:

•
conduct our ongoing preclinical studies and ongoing and planned clinical trials;
•
utilize third parties to manufacture Vyznova, AURN001 and any future product candidates we may develop and related raw materials or, should we decide to do so, build and maintain a commercial-scale current Good Manufacturing Practices manufacturing facility;

•
continue our research and development activities;
•
hire additional research and development, clinical, commercial and operational personnel;
•
maintain, expand, enforce, defend and protect our intellectual property portfolio and provide reimbursement of third-party expenses related to our patent portfolio;
•
seek regulatory approvals for AURN001 and any future product candidates we may develop for which we successfully complete clinical trials;
•
ultimately establish a sales, marketing and distribution infrastructure to commercialize AURN001 and any therapies for which we may obtain marketing approval; and
•
incur additional costs associated with being a public company, including audit, legal, regulatory and tax-related services associated with maintaining compliance with an exchange listing and Securities and Exchange Commission (“SEC”) requirements, director and officer insurance premiums and investor relations costs.

Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our preclinical studies and our ongoing and planned clinical trials and our expenditures on other research and development activities.

As of December 31, 2023, we had cash and cash equivalents of $41.3 million. Based upon our available cash resources and current operating plans, there is substantial doubt regarding our ability to continue as a going concern for a period of one year after the date that our consolidated financial statements for the year ended December 31, 2023 are issued. We have based this estimate on our current assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect. We will need to raise substantial additional funds in the future in order to complete product development and future commercialization efforts. If we are unable to continue as a going concern, we may have to cease operations and liquidate our assets. We may receive less than the value at which those assets are carried on our audited financial statements, and investors may lose all or part of their investment. See the section titled “Use of Proceeds.”

We have one launched cell therapy product commercially in Japan, Vyznova, and have one product candidate, AURN001, and are generally early in our development and commercialization efforts. We do not expect to generate any revenue from product sales unless and until we successfully manufacture and commercialize AURN001, or successfully manufacture and commercialize any other product candidates we may develop, which may not be for several years, if ever. If we obtain additional regulatory approvals for AURN001 or any other product candidates we may develop, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we rely, and expect to continue to rely, on contract development and manufacturing organizations (“CDMOs”) for the manufacturing of Vyznova and, if approved, AURN001. Accordingly, until such time as we can generate significant revenue from sales of AURN001 or any other product candidates we may develop, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. See “—Liquidity and Capital Resources.” However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market current or future product candidates that we would otherwise prefer to develop and market ourselves.

Components of Results of Operations

Revenue

Our cell therapy product, Vyznova, has been approved for sale in Japan, but we are early in our commercialization and manufacturing efforts, and have not generated any revenue to date. Our ability to generate product revenue will depend on the successful development and eventual commercialization of AURN001 or any future product candidates we may pursue and our ability to successfully market Vyznova in Japan. If we fail to complete preclinical and clinical development of our current or future product candidates or obtain regulatory approval for them, our ability to generate future revenues and our results of operations and financial position would be adversely affected.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs, other internal and external costs associated with our research and development activities, our discovery and research efforts, and the preclinical and clinical development of our current and future product candidates. Our research and development expenses include:

•
personnel-related costs, including salaries, bonuses, benefits and stock-based compensation for employees engaged in research and development functions;
•
the cost of developing and validating our manufacturing process for use in our preclinical studies and ongoing and future clinical trials;
•
external expenses, including expenses incurred under arrangements with third parties, such as sponsored research agreements, contract research organizations, consultants and our scientific advisors;
•
facility costs, depreciation and other expenses, which include direct and allocated expenses;
•
costs for laboratory supplies, research materials and reagents;
•
the cost to obtain licenses to intellectual property, and related future payments should certain development and regulatory milestones be achieved; and
•
the costs to acquire in-process research and development with no alternative future use acquired in an asset acquisition.

We expense all research and development costs in the periods in which they are incurred. Most of our research and development expenses have been related to the development and commercialization of AURN001. We have not reported program costs because we have not historically tracked or recorded our research and development expenses on a program-by-program basis. In the future, external research and development costs for any individual product candidate will be tracked commencing upon product candidate nomination.

We plan to substantially increase our research and development expenses for the foreseeable future as we continue to conduct our ongoing research and development activities, advance our preclinical research programs toward clinical development and conduct our current and planned clinical trials.

The timelines and costs with research and development activities are uncertain and can vary significantly for each current and future product candidate and development program due to the inherently unpredictable nature of preclinical and clinical development. We anticipate we will make determinations as to AURN001 and any future product candidates that we may develop to pursue and how much funding to direct to each program on an ongoing basis in response to preclinical and clinical results, regulatory developments and ongoing assessments as to each program’s commercial potential.

Our future development costs may vary significantly based on various factors such as timely and successful completion of preclinical studies and ongoing and future clinical trials, positive results from our current and future clinical trials, receipt of marketing approvals from applicable regulatory authorities, establishment and maintenance of arrangements with third parties, intellectual property updates and continued acceptable safety, tolerability and efficacy profile of AURN001 and any future product candidates that we may develop following approval.

A change in the outcome of any of these variables with respect to the development of any current or future product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate would be required for the completion of clinical development of a product candidate, or if we experience significant delays in our clinical trials due to slower than expected patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits and stock-based compensation charges for those individuals in executive, legal, finance, human resources, facility operations and other administrative functions. Other significant costs include legal fees relating to intellectual property and corporate matters, professional fees for auditing, accounting, tax and consulting services, office and information technology costs, insurance costs and facilities, depreciation and other general and administrative expenses, which include direct or allocated expenses for rent and maintenance of facilities and utilities.

We anticipate that our general and administrative expenses will increase for the foreseeable future to support our increased research and development activities. These increases will likely include increased costs related to the hiring of additional personnel and fees paid to outside consultants, among other expenses. We also anticipate increased expenses related to audit, accounting, legal, regulatory and tax-related services associated with maintaining compliance with SEC requirements, director and officer insurance premiums and investor relations costs associated with operating as a public company.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations (in thousands):

	Year Ended December 31,		Change
	2023	2022	$	%
Operating expenses:
Research and development	$34,823	24,568	10,255	42%
General and administrative	12,526	10,003	2,523	25%
Total operating expenses	47,349	34,571	12,778	37%
Loss from operations	(47,349)	(34,571)	(12,778)	37%
Other income (expense):
Interest income	1,904	182	1,722	946%
Change in fair value of derivative liabilities	-	983	(983)	n/a
Loss on extinguishment of convertible notes		(831)	831	n/a
Loss before income taxes	(45,445)	(34,237)	(11,208)	33%
Income taxes	(101)	(2)	(99)	3835%
Net loss from continuing operations	(45,546)	(34,239)	(11,307)	33%
Net loss from discontinued operations	-	(1,446)	1,446	n/a
Net loss	$(45,546)	$(35,685)	$(9,861)	28%

Research and Development Expenses

Research and development expenses were $34.8 million for the year ended December 31, 2023 as compared to $24.6 million for the year ended December 31, 2022. The increase was primarily due to:

•
an increase of $4.9 million in third-party manufacturing costs for CDMOs, including pass-through costs for materials;
•
an increase of $3.6 million in personnel-related costs, including an increase of $0.5 million in stock-based compensation expense;
•
an increase of $1.0 million in costs to license intellectual property for our AURN001 program; and
•
an increase in $0.8 million in allocated overhead costs.

General and Administrative Expenses

General and administrative expenses were $12.5 million for the year ended December 31, 2023 as compared to $10.0 million for the year ended December 31, 2022. The increase was primarily due to an increase of $1.4 million in personnel-related costs, including an increase of $0.8 million in stock-based compensation expense, and an increase of $0.9 million in legal and professional costs.

Other Income (Expense)

Interest income was $1.9 million for the year ended December 31, 2023 as compared to $0.2 million for the year ended December 31, 2022 due to an increase in interest rates and an increase in average balances. Change in fair value of derivative liabilities was zero for the year ended December 31, 2023 as compared to $1.0 million for the year ended December 31, 2022 due to remeasurement of the related financial instrument in the prior year. Loss on extinguishment of convertible notes was zero for the year ended December 31, 2023 as compared to $0.8 million for the year ended December 31, 2022 due to no similar transactions occurring during 2023.

Discontinued Operations

On April 6, 2022, we completed the Spin-off of the Tissue Business net assets to our shareholders through a dividend distribution, pursuant to which CorneaGen became an independent company. The historical financial results for periods prior to the distribution have been reflected in our consolidated statements of operations and comprehensive loss as discontinued operations. See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Segment Information

We operate and manage our business in two reportable segments: the United States and Japan. We identify our reportable segments based on the information used by management to monitor performance and make operating decisions. We measure and assess financial performance by reviewing segment operating loss which consists of operating expenses. See Note 16 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our reportable segments.

Operating expenses for the United States segment for the year ended December 31, 2023 were $42.5 million as compared to $29.4 million for the year ended December 31, 2022, representing an increase of $13.1 million or 44.7%. The increase is primarily attributable to an increase in expenses associated with the development of our lead product candidate, AURN001.

Operating expenses for the Japan segment for the year ended December 31, 2023 were $4.8 million as compared to $5.2 million for the year ended December 31, 2022, representing a decrease of $0.4 million or 7.2%. The decrease is primarily due to a reduction in professional services.

Liquidity and Capital Resources

Sources of Liquidity

We have not generated any revenue in our continuing operations from any sources and have incurred significant operating losses and negative cash flows from operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the clinical development of our pipeline. Further, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. From the spin-off of our tissue business on April 5, 2022 through December 31, 2023, we have received aggregate gross proceeds of $122.0 million from the sale of our redeemable convertible preferred stock in private placements.

As of December 31, 2023, we had cash and cash equivalents of $41.3 million. Based upon our available cash resources and current operating plans, there is substantial doubt regarding our ability to continue as a going concern for a period of one year after the date that our financial statements for the year ended December 31, 2023 are issued. We believe that our existing cash and cash equivalents together with the proceeds from this offering will be sufficient to fund our working capital and capital expenditures through . We have based this estimate on our current assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect. We will need to raise substantial additional funds in the future in order to complete the development of AURN001, seek regulatory approval thereof, and to commercialize this product in the United States. If we are unable to continue as a going concern, we may have to cease operations and liquidate our assets. We may receive less than the value at which those assets are carried on our audited financial statements, and investors may lose all or part of their investment.

In the first quarter of 2024, we entered into a loan and security agreement with Banc of California (the "Loan Agreement"), pursuant to which up to $25.0 million can be borrowed. We have the opportunity to borrow up to an additional $20.0 million upon achieving certain milestones. Interest accrues at a variable annual rate equal to the greater of the prime rate or 4.25%. To date, $23.5 million has been drawn under the Loan Agreement. Pursuant to the Loan Agreement we have pledged substantially all of our assets, excluding intellectual property, as collateral. The Loan Agreement requires that we maintain a minimum cash balance of $5.0 million and contains various covenants and restrictive provisions.

In the third quarter of 2024, we issued subordinated promissory notes (the "Notes") for $33.1 million. The Notes bear interest at 4.5% annually. Unless converted, the entire balance of principal and accrued interest is due on July 2, 2026. The Notes will convert into common stock only upon the occurrence of an initial public offering with a price per share of at least $15.04 (subject to adjustment in the event of any stock dividend, stock split, combinations or other similar recapitalization of the common stock) and gross proceeds of at least $90 million ("Qualified IPO"). Upon a Qualified IPO, the Notes, including any accrued interest, will convert at a conversion price equal to an amount equal to 80% of the initial public offering price prior to July 2, 2026, and 70% thereafter. In the event of a change in control, the Note holder may elect to receive either (i) an amount equal to 150% of the principal and accrued interest or (ii) a calculated amount based on how much the Note holder would receive if the Note had converted to equity with identical rights and privileges as the most senior series of redeemable convertible preferred stock at that time.

Future Funding Requirements and Going Concern

Our forecast for the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. Additionally, the process of conducting preclinical studies and testing product candidates in clinical trials is costly, and the timing of progress and expenses in these studies and trials is uncertain. We will need to raise substantial additional capital in the future.

Our future capital requirements will depend on many factors, including but not limited to:

•
the type, number, scope, progress, expansions, results, costs and timing of, discovery, preclinical studies and clinical trials of AURN001, and any future product candidates;
•
the costs and timing of manufacturing Vyznova, AURN001 and any future product candidates and commercial manufacturing;
•
the costs, timing and outcome of regulatory review of AURN001 and any future product candidates;
•
the terms and timing of establishing and maintaining licenses and other similar arrangements;
•
the legal costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

•
our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company;
•
the costs associated with hiring additional personnel and consultants as our preclinical and potential future clinical activities increase;
•
the costs and timing of establishing or securing sales and marketing capabilities if any current and future product candidate is approved;
•
our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products; and
•
costs associated with any products or technologies that we may in-license or acquire.

Until such time, if ever, as we can generate substantial product revenue to support our cost structure, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, potentially including collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, current or future product candidates or grant licenses on terms that may not be favorable to us or may reduce the value of our common stock. Our failure to raise capital or enter into such other arrangements when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our current and future product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Cash Flows

Comparison of the Years Ended December 31, 2023 and 2022

The following table sets forth a summary of the net cash flow activity for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,
	2023	2022
Net cash used in operating activities	$(41,367)	$(32,349)
Net cash used in investing activities	(1,239)	(1,506)
Net cash provided by financing activities	65,256	43,865
Effect of exchange rate on cash and cash equivalents	(167)	(29)
Net increase in cash	$22,483	$9,981

Operating Activities

For the year ended December 31, 2023, net cash used in operating activities was $41.4 million resulting primarily from a net loss of $45.5 million. Non-cash charges were $4.5 million and included stock-based compensation expense of $3.7 million and depreciation and amortization expense of $0.6 million. Net cash used in changes in our operating assets and liabilities was $0.4 million.

For the year ended December 31, 2022, net cash used in operating activities was $32.3 million resulting primarily from a net loss of $35.7 million, including a net loss from discontinued operations of $1.4 million. Non-cash charges were $3.4 million and primarily included stock-based compensation expense of $2.4 million, depreciation and amortization expense of $0.4 million from continuing operations, depreciation and amortization expense of $0.9 million from discontinued operations, loss on extinguishment of convertible notes of $0.8 million, offset by a change in fair value of derivative liabilities of $1.0 million. Net cash provided by changes in our operating assets and liabilities from continuing operations was $0.3 million, offset by net cash used in changes in our operating assets and liabilities from discontinued operations of $0.4 million.

Investing Activities

Net cash used in investing activities was $1.2 million during the year ended December 31, 2023 as compared to $1.5 million during the year ended December 31, 2022. The decrease in net cash used in investing activities was primarily due to a reduction in the amount of purchased property and equipment.

Financing Activities

Net cash provided by financing activities was $65.3 million during the year ended December 31, 2023, as compared to $43.9 million during the year ended December 31, 2022. The increase in net cash provided by financing activities was primarily due to an increase in the proceeds received from the sale of redeemable convertible preferred stock, net of offering costs of $12.8 million, offset by a decrease in debt payments from discontinued operations of $8.4 million.

Discontinued Operations

Cash flows from discontinued operations are included with cash flows from continuing operations in the consolidated statements of cash flows. There was no cash used in operating, investing or financing activities of discontinued operations for the year ended December 31, 2023. Total cash used in operating, investing and financing activities of discontinued operations was $1.0 million, zero and $8.4 million for the year ended December 31, 2022, respectively.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2023 (in thousands):

	Total	Short-term	Long-term
Operating leases (1)	$8,483	$1,899	$6,584
Total	$8,483	$1,899	$6,584

(1)
Represents operating lease payments. See Note 13 to our financial statements appearing elsewhere in this prospectus for additional information.

We lease all of our facilities and do not own any real property. We believe that our existing facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available as and when needed.

Upon commercialization of our lead product candidate, AURN001, our A&R License Agreements provide for royalty payments at a rate of 1.2% of worldwide net sales. A future milestone payment of $0.5 million is due when we receive U.S. regulatory approval for commercial sales, which has not yet occurred. See Note 4 to our financial statements appearing elsewhere in this prospectus for additional information.

Critical Accounting Polices and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience, known trends and events and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2, “Summary of Significant Accounting Policies” to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Research and Development Expenses and Accruals

We record research and development expenses to operations as incurred. Research and development expenses represent costs incurred by us for the discovery and development of our product candidates and the development of our technology and include employee salaries, benefits, stock-based compensation, third-party research and development expenses, including contract manufacturing and research services, consulting expenses, laboratory supplies, certain allocated expenses, as well as amounts incurred under license agreements.

As part of preparing our financial statements, we are required to estimate and accrue expenses. We estimate preclinical study and clinical trial and other research and development expenses based on the services performed, pursuant to contracts with research institutions and third-party service providers that conduct and manage preclinical studies and clinical trials and research services on our behalf. We record the costs of research and development activities based upon the estimated services provided but not yet invoiced and include these costs in accrued expenses in our consolidated balance sheets and in research and development expense in our consolidated statements of operations and comprehensive loss. Contingent milestone payments, if any, are expensed when the milestone results are probable and estimable, which is generally upon the achievement of the milestone.

Our expenses related to clinical trials are based on estimates of patient enrollment and related expenses at clinical sites as well as estimates for the services provided and efforts expended pursuant to contracts with multiple research institutions and contract research organizations that may be used to conduct and manage clinical trials on our behalf. We generally accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis.

We make estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from external third-party service providers. Amounts ultimately incurred in relation to amounts accrued for these services at a reporting date may be higher or lower than our estimates.

Stock-Based Compensation

We measure stock-based awards granted to employees, directors and nonemployees based on their fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For stock-based awards with service-based vesting conditions, we recognize compensation expense using the straight-line method. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the fair value of common stock, expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option and our expected dividend yield.

Determination of the Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant with input from management, considering our most recently available third-party valuations of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuation applied an option-pricing backsolve method of the market approach to estimate our enterprise value.

The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Stock-based compensation expense was $3.7 million and $2.4 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had $7.3 million of total unrecognized stock-based compensation expense, which we expect to recognize over a weighted-average period of 2.7 years.

The intrinsic value of all outstanding options as of September 30, 2024, was approximately $ million, based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, of which approximately $ million was related to vested options and approximately $ million was related to unvested options.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies” to our financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in interest rates, exchange rates or inflation. We do not hold financial instruments for trading purposes.

Interest Rate Risk

As of December 31, 2023, we had cash and cash equivalents of $41.3 million. Our cash and cash equivalents are primarily maintained in accounts with multiple financial institutions in the United States. At times, we may maintain cash and cash equivalent balances in excess of Federal Deposit Insurance Corporation (FDIC) limits. We do not believe that we are subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the nature of our cash and cash equivalents, we believe an immediate 10.0% change in interest rates would not have a material effect on our interest income or our investment income.

Inflation Risk

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented.

Foreign Currency Exchange Risk

Most of our employees and our operations are currently located in the United States and our expenses are generally denominated in U.S. dollars. However, we do conduct operations in Japan in connection with our research, development and commercial activities. Therefore, our operations are and will continue to be subject to fluctuations in foreign currency exchange rates. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not had a formal hedging program with respect to foreign currency. We do not believe that a hypothetical 10% increase or decrease in exchange rates during any of the periods presented would have had a material effect on our consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We may take advantage of these exemptions until we are no longer an emerging growth company. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our consolidated financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the time that that we are no longer an “emerging growth company.”

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means, among other things, (i) the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until for so long as either (i) our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter or (ii) our annual revenues are less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

BUSINESS

Overview

We are a clinical-stage biotechnology company committed to developing and commercializing disease-modifying, regenerative therapies to restore vision to millions of patients worldwide. We are advancing a potentially first-in-class, single administration, allogeneic cell therapy to treat vision loss due to corneal endothelial diseases. AURN001 has been developed leveraging data generated globally across five completed clinical trials in 154 procedures in 130 subjects. Across these completed trials, subjects experienced clinically meaningful and sustained improvements in anatomical and functional measures of corneal health, central corneal thickness (“CCT”) and best corrected visual acuity (“BCVA”), respectively. In the United States, AURN001 has received both Breakthrough Therapy Designation (“BTD”) and Regenerative Medicines Advanced Therapy Designation (“RMAT”) from the U.S. Food and Drug Administration (“FDA”) for treatment of corneal edema secondary to corneal endothelial dysfunction. Additionally, we have completed enrollment and dosed 97 subjects in a Phase 1/2 clinical trial in the United States and Canada, and 12-month data from this trial is expected in . In Japan, our first-generation cell therapy product, HCEC-1 has received regulatory and reimbursement approval, and was launched commercially in September 2024 under the marketed name Vyznova. AURN001 is designed to be mechanistically identical to Vyznova and to provide enhanced benefits, including manufacturing scalability and extended shelf life. We believe AURN001 has the potential to serve as a first-line therapy for patients with corneal edema secondary to corneal endothelial dysfunctions.

Corneal blindness is the fourth leading cause of vision loss globally, according to the World Health Organization. Corneal endothelial disease, a significant cause of corneal blindness, is characterized by the loss of corneal endothelial cells, which is typically the result of genetic diseases such as Fuchs dystrophy, a slow-progressing bilateral disease or trauma sustained from cataract or glaucoma surgery or failed transplants, among other etiologies. Prevalence estimates of Fuchs dystrophy in individuals over 30 years old is estimated to be approximately 300 million people worldwide. Incidence of corneal endothelial trauma sustained from cataract or glaucoma surgery is estimated to occur in between 6% and 11% of such procedures. Symptoms of corneal endothelial disease may include blurred vision, glare and halos when staring at bright lights, driving in the rain or being in the sun, difficulty with night driving, overall discomfort and, in some cases, severe pain due to swelling of the cornea (corneal edema). If left untreated, patients’ symptoms will inevitably worsen over time and may eventually lead to significant loss of vision, including blindness.

To our knowledge, there are currently no approved pharmacological therapies indicated for the treatment of corneal endothelial disease. For early-stage patients, current treatments consist of topical therapies, including hypertonic solutions and ointments, that provide limited symptomatic relief but do not impact disease progression. For advanced patients, disease-modifying treatments are limited to invasive, complex surgical corneal transplants, consisting of full-thickness penetrating keratoplasty (“PK”) or partial thickness endothelial keratoplasty (“EK”). EK has two forms, which are Descemets stripping automated endothelial keratoplasty (“DSEK”) and Descemets membrane endothelial keratoplasty (“DMEK”). Limitations of these procedures include shortages of healthy donor tissue, surgical complexity, a limited number of qualified corneal specialists trained to perform these complex and time-consuming transplants, transplant immunogenicity (rejection), graft dislocation and the potential need for re-grafting.

We believe that a significant portion of the patient population remains underserved by currently available treatment options for several reasons. First, there is a sizeable gap between the number of healthy donor corneas available for transplant and the number of patients in need; according to a survey published in JAMA Ophthalmology, there is only one healthy donor cornea available for every 70 diseased eyes globally. The quality of available donor corneas is highly dependent on the donor’s age and medical condition, and current donor corneas are generally from older donors. Second, DSEK and DMEK can be challenging, complex, time-consuming surgeries that we believe are only performed by a limited number of corneal specialist ophthalmic surgeons. Third, the U.S. reimbursement to ophthalmologists performing these procedures is typically limited to a fixed fee that does not account for variations in the length or complexity of the EK procedure, nor the number of required follow-up patient visits. We believe the poor economic incentives for physicians to perform these operations have not encouraged additional physicians to learn these techniques. Finally, for patients, corneal transplantation may be invasive and time-consuming, which has driven some patients to resist treatment entirely. According to a recent analysis of U.S. electronic medical records (“EMRs”) performed by IQVIA (the “IQVIA analysis”), only 11% of eyes diagnosed with corneal endothelial disease within a seven-year window actually undergo treatment with DSEK or DMEK, which suggests that there are approximately 1.8 million diagnosed-but-not-yet-treated eyes in the United States alone. Together, we believe that these factors explain the significant unmet need for patients with corneal endothelial disease in the United States and globally, illustrating the large market opportunity for treating corneal blindness.

According to the IQVIA analysis, approximately 225,000 eyes aged 20 years or older are diagnosed annually with corneal endothelial dystrophies. Based on this EMR data, along with physician interviews and our payor research regarding treatment reimbursement, we estimate the incident total addressable market to be nearly $8 billion annually in the United States alone. In Europe, we estimate the number of eyes diagnosed with corneal endothelial dystrophies to be at least equivalent to, if not greater than, that number in the United States based on the overall population size, demographics and procedure wait times due to the lack of readily available donor corneal tissue. This highlights an even larger potential annual addressable market opportunity for us globally. Moreover, although diagnosis codes do not specify disease severity, the IQVIA analysis likely included primarily moderate to severe patients, as the patient encounters occurred at tertiary care facilities (which are, generally, destinations for sicker patients). Based on the potential advantages of AURN001, we believe we can further expand the market opportunity by addressing the needs of less severe patients with corneal endothelial dystrophies.

We believe that AURN001 is the first therapy with established clinical proof of concept for the treatment of corneal edema secondary to corneal endothelial dysfunction. AURN001 is comprised of neltependocel, allogeneic, universal, fully differentiated human corneal endothelial cells and Y-27632, a Rho-associated, coiled-coil containing protein kinase (“ROCK”) inhibitor. The novel combination of the allogeneic human corneal endothelial cells and the ROCK inhibitor is intended to replenish the endothelial cells that are lost or damaged due to corneal endothelial disease. Upon administration into the patient eye’s anterior chamber, AURN001’s cells re-form the endothelial monolayer and attach to the back of the cornea, aided by Y-27632, which is designed to enable rapid cell engraftment.

Across the five completed clinical trials treating 130 subjects, subjects receiving different formulations of either AURN001 or our first-generation product candidate, HCEC-1 (now marketed as Vyznova), have shown clinically meaningful improvements in both the anatomical endpoint of CCT and the functional endpoint of BCVA. Generally, the magnitude of anatomical and functional benefit was positively correlated with the baseline severity of disease. With all dose combinations of neltependocel and Y-27632 across the five completed clinical trials, mean decreases (i.e., improvements) from baseline in CCT were 103 microns at Month 1, 137 microns at Month 3, 148 microns at Month 6 and 178 microns at Month 12. The proportion of subjects who had a three-line improvement in logarithmic minimum angle of resolution (“LogMAR”) (0.3 LogMAR) in mean BCVA was 48% at Month 1, 69% at Month 3, 73% at Month 6 and 84% at Month 12. Three lines of improved vision as measured by LogMAR in BVCA is a clinical endpoint the FDA has accepted as clinically meaningful and has been used in the study of therapeutic candidates by third parties for other ocular diseases, including macular degeneration.

As published in The New England Journal of Medicine and Ophthalmology, our two-year and five-year follow-up results from our first 11 subjects treated in our first-in-human (“FIH”) Japanese clinical trial (the “FIH clinical trial”) showed that HCEC-1 demonstrated sustained clinical activity and durability with the mean CCT and BCVA remaining within the typical normal range of healthy corneas and subjects maintained good visual acuity for five years. We continue to see the long-term effects in subjects in Japan who have completed over nine years of follow-up.

Safety data generated across our five completed clinical trials showed that neltependocel and Y-27632 were generally well tolerated and no drug-related, ocular or systemic serious adverse events (“SAEs”) were observed. Most of the ocular treatment-emergent adverse events (“TEAEs”) were mild or moderate in severity and were resolved with standard therapy. Across all five clinical trials, cases of increased intraocular pressure (“IOP”) were generally transient and suspected to be related to the use of concomitant corticosteroid therapy. There were no discontinuations or withdrawals related to our drug product. We believe these clinical results underscore AURN001’s potential for the treatment of corneal edema secondary to corneal endothelial dysfunction given the long-term safety and tolerability data generated to date.

Based on our clinical data generated to date, we believe AURN001 could provide significant advantages to address this potential blockbuster market opportunity:

•
Abundant supply of corneal endothelial cells expands addressable patient population. From a single donor, we believe we have the potential to manufacture corneal endothelial cells to treat more than 1,000 recipient eyes, and we believe we can continue to scale this cell expansion in the future. Furthermore, we believe that this supply of donor cells provides healthcare providers with the ability to potentially address less severe cases of corneal endothelial disease.
•
Straightforward procedure to perform. We believe our cell therapy procedure is designed to be considerably less complex, easier to learn and more efficient to perform than corneal transplantation. We believe we can implement a training program to significantly expand the current corneal specialist provider base in the United States to include an additional approximately 8,000 cataract surgeons, glaucoma specialists and other anterior segment ophthalmologists.
•
Attractive physician economics. Our cell therapy procedure is designed to be less complex, easier to learn and more efficient than corneal transplants, allowing for a quicker learning curve for physicians and more efficient utilization of the outpatient operating room. In addition, we believe that AURN001 may be classified as a Medicare Part B injectable in the United States, which is typically reimbursed at 106% of the average sales price, making it potentially more financially attractive to physicians, if approved.
•
Less onerous post-operative recovery for patients. Post-operative recovery for cell therapy typically involves patients lying face down for three hours, as compared to patients typically lying on their backs for up to three days for corneal endothelial transplant procedures.

AURN001 is built upon years of research and investment. Starting in the early 2000s, inventor Professor Shigeru Kinoshita, M.D., Ph.D. developed a method at Kyoto Prefectural University of Medicine (“KPUM”) for expanding allogeneic corneal endothelial cells in vitro and demonstrated that an injection of these cells into the anterior chamber improved vision in patients with severe vision impairment due to corneal endothelial disease. The FIH clinical trial was initiated in 2013 by Professor Kinoshita and colleagues at KPUM, and we licensed the intellectual property from Professor Kinoshita and KPUM in 2020. We believe the results from the FIH clinical trial serve as the first clinical proof of concept of an allogeneic cell therapy for corneal endothelial disease and laid the foundation for potentially transforming the treatment of corneal endothelial disease.

We have developed and continue to refine innovative, efficient, scalable and proprietary manufacturing processes for our drug substance and formulation. Our ongoing investments, expertise, proprietary analytical development and process development have allowed us to make substantial improvements in manufacturing. Our current allogeneic cell expansion method has the potential to generate more than 1,000 doses of AURN001 from a single donor. We intend to continue to scale cell expansion, extend shelf-life and further decrease our production costs to meet worldwide demand. As such, we believe that our ability to increase the scale of corneal endothelial cell production is a sustainable competitive differentiator.

Our current clinical development plan is summarized in the pipeline chart below. Our first-generation cell therapy product, Vyznova, has received regulatory approval from Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) and reimbursement approval from the Ministry of Health, Labour and Welfare. We launched Vyznova commercially in Japan in September 2024.

In the United States and Canada, we are currently conducting a Phase 1/2 trial for AURN001. Enrollment and dosing for this trial have been completed and 12-month data from this trial is expected in . In October 2024, we commenced a pilot clinical trial in El Salvador to assess the safety and efficacy of a cryopreserved formulation of AURN001 in 25 subjects. Six-month topline results from this pilot clinical trial are expected to be available in .

Our Pipeline

Our Team and Investors

Our leadership team and board of directors have significant experience discovering, developing and commercializing therapies, particularly for ocular diseases. Our Chief Executive Officer, Greg Kunst, brings over 20 years of life science leadership, including significant experience developing ophthalmic products and therapies. Prior to serving as our Chief Executive Officer, Greg served as Vice President of Global Marketing at Glaukos Corporation and as a global marketing director at Alcon. Our President and Chief Medical Officer, Michael H. Goldstein, M.D., M.B.A., is an ophthalmologist trained in cornea/external diseases. Dr. Goldstein was in charge of the cornea service at Tufts University (“Tufts”) and still sees corneal patients at Tufts. His deep experience in biotechnology extends back to his time at AGTC and Eleven Biotherapeutics, and most recently at Ocular Therapeutix where he served as President, Ophthalmology and Chief Medical Officer. Arnaud Lacoste, M.B.A., Ph.D. our Chief Scientific Officer, previously spent 12 years at Novartis where he directed cell and gene therapy research and development programs and built iPSC, CAR-T and ophthalmology cell therapy platforms. Prior to Novartis, Dr. Lacoste was the Director of Rockefeller University’s stem cell facility and was Co-founder and Chief Scientific Officer of Inseron. Other members of our management team have held various roles at Regeneron, GE Global Research, Seagen and Bausch & Lomb.

Our scientific advisory board is comprised of ophthalmology disease experts from around the world who have been engaged in the development of innovative therapies for decades, including Professor Kinoshita, the inventor of our corneal endothelial cell therapy.

We have raised approximately $165 million from Alcon and leading healthcare investors, including Deerfield, Petrichor and Falcon Vision/KKR. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and in certain cases received their shares in prior offerings at prices lower than the price offered to the public in this offering. See the sections titled “Certain Relationships and Related Person Transactions” and “Principal Stockholders” for more information.

Our Strategy

Our mission is to develop and commercialize disease-modifying, regenerative therapies to restore vision to millions of global patients. We plan to pursue our mission through the following strategies:

•
Rapidly advance clinical development and seek regulatory approval of AURN001 in the United States to improve treatment options for patients with corneal endothelial diseases. We have already completed enrollment and dosing for a Phase 1/2 trial in the United States and Canada. In June 2024, we received BTD and RMAT designations from the FDA for treatment of corneal edema secondary to corneal endothelial dysfunction. We believe that having both designations will facilitate interactions with the FDA as we plan and execute our Phase 3 pivotal trials, pending successful completion of our Phase 1/2 trial.
•
Establish our own sales organization to commercialize AURN001 in the United States. We currently retain global rights to AURN001. We plan to independently commercialize AURN001, if approved, in the United States by building a highly targeted sales force to support the adoption of AURN001. We believe we can replicate this commercial strategy in other geographies.
•
Expand the physician provider network to treat corneal endothelial disease beyond corneal specialists to include cataract surgeons and glaucoma specialists to address the high unmet need. We believe our cell therapy procedure is designed to be considerably less complex, easier to learn, more efficient to perform and, therefore, more accessible to a larger cohort of ophthalmologists than just corneal specialists who regularly perform corneal transplant surgery. In the United States, we estimate there are approximately 8,000 cataract surgeons, glaucoma specialists and other anterior segment ophthalmologists. If approved, we intend to target corneal specialists, cataract surgeons, glaucoma specialists, anterior segment ophthalmologists and their patients with commercial outreach activities. We also plan to conduct outreach for more broad-based awareness generation to optometrists and general ophthalmologists to expand the referral channel.
•
Scale our capabilities by proactively investing in our manufacturing and supply chain to support continual development and commercialization of AURN001. We aim to increase both our manufacturing scale and extend the shelf life of AURN001. Research and development activities are ongoing in these areas, including efforts to significantly increase drug substance cell expansion beyond 1,000 doses per donor. Although we are confident in the commercial viability of our fresh drug product, since its shelf life is identical to those of donor corneas used for transplant throughout the world, we are also developing a cryopreserved formulation with the goal to improve storage and distribution logistics to address global demand.
•
Continue to expand our commercial activities in Japan. In September 2024, we independently launched Vyznova in Japan on a limited basis due to initial manufacturing constraints. We plan to increase therapeutic product production and expand physician outreach to optimize our revenue growth in Japan.
•
Develop, acquire, or in-license additional product candidates and capabilities that enhance our potential to become a leading cell therapy ophthalmology company. We intend to take advantage of our management team’s ophthalmology and cell therapy expertise to opportunistically in-license, acquire or develop additional regenerative therapies with potential to address significant unmet needs in ophthalmology.

Overview of the Cornea

The cornea is the eye’s outermost layer, a clear, dome-shaped surface that covers the front of the eye and acts as a lens that converges and focuses images. The cornea is responsible for 65% to 75% of the eye’s total focusing power. As shown in the figure below, the cornea is comprised of five main layers including the epithelium, Bowmans membrane, stroma, Descemets membrane and the endothelium. The epithelium is the outmost layer, which protects the eye from outside matter entering the eye and absorbs oxygen and nutrients from tears. Bowmans membrane separates the endothelium from the stroma, which is the middle and thickest layer and is primarily composed of water and collagen. Collagen proteins give the cornea its strength, elasticity and solid form. A dense, thick, relatively transparent and cell-free matrix called the Descemets membrane separates the stroma from the endothelium. The corneal endothelium is a single layer of cells on the posterior (inner) surface of the cornea. The endothelium is relatively immune privileged and serves both barrier and pump functions for the cornea. The integrity of the corneal endothelium is essential to the maintenance of corneal clarity, corneal hydration and optimal vision.

Depiction of the Human Cornea

Epithelial Cells
Bowmans Membrane
Stroma
Descemets Membrane
Endothelial Cells
Cornea
Anterior Chamber
Iris
Lens

Corneal Endothelial Disease Overview

Corneal endothelial disease is characterized by the loss of corneal endothelial cells, which, if left untreated, may eventually lead to significant loss of vision, including blindness. Corneal endothelial cells are not capable of regenerating in vivo within the cornea. If damaged or destroyed by disease, surgical trauma, or aging, the cells of the corneal endothelium can cease to function, causing swelling and clouding of the cornea.

Corneal endothelial cell loss can occur due to genetic diseases such as Fuchs dystrophy, which mainly affects people aged 40 years or older. Additionally, surgical trauma from cataract or glaucoma surgery and failed transplants can also damage the corneal endothelium. Graft rejection or graft failure in connection with a transplant procedure are other potential causes of endothelial dysfunction. Lastly, there are other less common causes of endothelial dysfunction. As seen in the figure below, symptoms of corneal endothelial disease may include blurred vision, glare and halos when staring at bright lights, driving in the rain or from being in the sun, difficulty with night driving, overall discomfort, and, in some cases, severe pain due to corneal edema. If left untreated, patients’ symptoms will inevitably worsen over time and may eventually lead to significant loss of vision, including blindness.

Symptoms of Corneal Endothelial Disease

Market Opportunity for Corneal Endothelial Disease

According to the World Health Organization, corneal blindness is the fourth leading cause of vision loss globally after cataract, glaucoma and age-related macular degeneration. Corneal endothelial disease, a significant cause of corneal blindness, is characterized by the loss of corneal endothelial cells, which is typically the result of genetic diseases such as Fuchs dystrophy, a slow-progressing bilateral disease or trauma sustained from cataract or glaucoma surgery or failed transplants, among other etiologies. Prevalence estimates of Fuchs dystrophy in individuals over 30 years old is estimated to be approximately 300 million people worldwide. Incidence of corneal endothelial trauma sustained from cataract or glaucoma surgery is estimated to occur in between 6% and 11% of such procedures.

According to the IQVIA analysis, which reviewed 76.6 million U.S. patient EMRs spanning a seven-year assessment period from 2015 to 2022, approximately 225,000 eyes aged 20 years or older are diagnosed annually with corneal endothelial dystrophies. Based on this EMR data, along with physician interviews and our payor research regarding treatment reimbursement, we estimate the incident total addressable market to be nearly $8 billion annually in the United States alone. In Europe, we estimate the number of eyes diagnosed with corneal endothelial dystrophies to be at least equivalent to, if not greater than, that number in the United States based on the overall population size, demographics and procedure wait times due to the lack of readily available donor corneal tissue. This highlights an even larger potential annual addressable market opportunity for us globally. Moreover, although diagnosis codes do not specify disease severity, the IQVIA analysis likely included primarily moderate to severe patients, as the patient encounters occurred at tertiary care facilities (which are, generally, destinations for sicker patients). Based on the potential advantages of AURN001, we believe we can further expand the market opportunity by addressing the needs of less severe patients with corneal endothelial dystrophies.

Current Limitations of Corneal Endothelial Disease Treatments

To our knowledge, there are currently no approved pharmacological therapies indicated for the treatment of corneal endothelial disease. For early-stage patients, current treatments consist of topical therapies, including hypertonic solutions and ointments, that provide limited symptomatic relief but do not impact disease progression. For advanced patients, disease-modifying treatments are limited to invasive, complex surgical corneal transplants, which have significant limitations.

Existing surgical corneal transplant procedures consist of PK or EK, and today, EK has replaced PK as the emerging standard of care. The penetrating keratoplasty transplant procedure replaces the entire diseased cornea with a healthy donor cornea. EK has two forms, which are DSEK and DMEK. DSEK involves replacing a patient’s Descemets membrane and diseased corneal endothelium with a thin graft of stroma, Descemets membrane and healthy endothelium from a donor. DMEK involves replacing the diseased corneal endothelium and Descemets membrane.

Evolution of Keratoplasty Transplants

While keratoplasty transplants are used for treating patients with corneal endothelial diseases, limitations of these procedures include shortages of healthy donor tissue, surgical complexity, a limited number of qualified corneal specialists trained to perform these complex and minimally reimbursed transplants, transplant immunogenicity (rejection), graft shifting and the potential need for re-grafting.

Each keratoplasty transplant requires the use of one healthy donor cornea (obtained from a healthy cadaver and harvested by a licensed organ bank) for transplant into the diseased eye of the patient. However, for every 70 diseased eyes, there is only one healthy donor cornea available for transplant globally. Additionally, corneal tissue quality is dependent on age and diabetic condition of the donor which can lead to variability in effectiveness of the current standard of care surgical procedures.

Significantly, keratoplasty transplants are complex and time-consuming to perform, invasive for the patient and necessitate an uncomfortable post-operative recovery. The ultra-thin corneal tissue is exceptionally delicate and can be difficult to situate correctly in relation to the cornea. This surgical complexity has further limited the number of qualified corneal specialists inclined to perform the time-consuming DSEK and DMEK procedures.

In addition, the U.S. reimbursement to ophthalmologists performing these procedures is typically limited to a fixed fee that does not account for variations in the length or complexity of the EK procedure, nor the number of required follow-up patient visits. We believe the poor economic incentives for physicians to perform these operations have not encouraged additional physicians to learn these techniques.

Finally, for patients, corneal transplantation is invasive and time-consuming, which has driven some patients to resist treatment entirely. For the healthy donor corneal tissue to adhere to the rest of the patient's own cornea, the ophthalmologist typically inserts an air/gas bubble to ensure continuous contact between the graft and the patient’s cornea, and the patient must lie flat on the patient’s back without moving for up to 72 hours (three days). If the bubble moves or the graft fails to adhere to the cornea, which may occur between 10% and 16% of the time, the patient must return to the ophthalmologist for the graft to be re-situated correctly, and then lie still for an additional 48 to 72 hour period. We estimate that only 11% of eyes within a seven-year window diagnosed with corneal endothelial disease actually undergo treatment with DSEK or DMEK, which suggests that there are approximately 1.8 million diagnosed-but-not-yet-treated eyes in the United States alone.

Our Solution: AURN001

AURN001 is a combination product comprised of neltependocel, allogeneic, universal fully differentiated human corneal endothelial cells, and Y-27632, a ROCK inhibitor. The human corneal endothelial cells are produced from transplantation-grade donor corneas that have been isolated and placed in proprietary culture for cell expansion. Y-27632 induces cytoskeletal changes and activates molecular pathways that promote cell survival and adhesion to the patient’s cornea. The novel combination of neltependocel and Y-27632 is designed to form a new, fully functional corneal endothelial cell layer.

AURN001 is built upon years of research and investment. Starting in the early 2000s, Professor Kinoshita developed a method at KPUM for expanding allogeneic corneal endothelial cells in vitro and demonstrated that an injection of these cells into the anterior chamber improved vision in patients with severe vision impairment due to corneal endothelial disease. The FIH clinical trial was initiated in 2013 by Professor Kinoshita and colleagues at KPUM, and we licensed the intellectual property from Professor Kinoshita and KPUM in 2020. We believe the results from the FIH clinical trial serve as the first clinical proof of concept of an allogeneic cell therapy for corneal endothelial disease and laid the foundation for potentially transforming the treatment of corneal endothelial disease.

AURN001 has been developed using Professor Kinoshita’s prior research, as well as our own know-how and experience, with the goal of producing a drug product that can restore vision, can be reproducibly manufactured at low cost, fit seamlessly into physician practices and meet the standards of regulatory authorities in the United States and other large commercial markets. We have invested heavily in AURN001, having continued to advance and standardize key manufacturing processes and filed additional intellectual property directed to corneal endothelial cell compositions and manufacturing and treatment methods relating to AURN001.

AURN001 is formulated and supplied fresh in suspension. The procedure involves a small corneal incision, followed by use of a polishing tool, to remove the damaged endothelial cells, and then administration of AURN001, consisting of healthy endothelial cells and a ROCK inhibitor, in solution into the anterior chamber of the patient’s eye. After receiving the product candidate, the patient lies face down for up to three hours, providing time for the cells to adhere and re-form the endothelial layer of the cornea.

Our Corneal Endothelial Cell Therapy Procedure

Advantages of Our Approach

We believe that AURN001 is the first therapeutic candidate with established clinical proof of concept for the treatment of corneal edema secondary to corneal endothelial dysfunction with the potential to provide significant advantages to address this potential blockbuster market opportunity:

•
Abundant supply of corneal endothelial cells expands addressable patient population. From a single donor, we believe we have the potential to manufacture corneal endothelial cells to treat more than 1,000 recipient eyes, and we believe we can continue to scale this cell expansion in the future. Furthermore, we believe that this supply of donor cells provides healthcare providers with the ability to potentially address less severe cases of corneal endothelial disease.
•
Straightforward procedure to perform. We believe our cell therapy procedure is designed to be considerably less complex, easier to learn and more efficient to perform than corneal transplantation. We believe we can implement a training program to significantly expand the current corneal specialist provider base in the United States to include an additional approximately 8,000 cataract surgeons, glaucoma specialists and other anterior segment ophthalmologists.
•
Attractive physician economics. Our cell therapy procedure is designed to be less complex, easier to learn and more efficient than corneal transplants, allowing for a quicker learning curve for physicians and more efficient utilization of the outpatient operating room. In addition, we believe that AURN001 may be classified as a Medicare Part B injectable in the United States, which is typically reimbursed at 106% of the average sales price, making it potentially more financially attractive to physicians, if approved.
•
Less onerous post-operative recovery for patients. Post-operative recovery for cell therapy typically involves patients lying face down for three hours, as compared to patients typically lying on their backs for up to three days for corneal endothelial transplant procedures.

Clinical Data

Overview

AURN001 has been developed leveraging data generated across five completed clinical trials globally in 154 procedures in 130 subjects. In the first four trials, our first-generation product candidate, HCEC-1 (now marketed as Vyznova), was evaluated; and in the fifth trial, our next-generation product candidate, AURN001, was evaluated. Across these completed trials, subjects experienced clinically meaningful and sustained improvements in anatomical and functional measures of corneal health. We have completed enrollment and dosed 97 subjects in a Phase 1/2 clinical trial the United States and Canada and 12-month data from this trial is expected in .

In Japan, Vyznova has received regulatory and reimbursement approval, and we launched Vyznova commercially in September 2024. AURN001 is designed to be mechanistically identical to Vyznova (HCEC-1) and to provide enhanced benefits, including manufacturing scalability and extended shelf life.

An overview of the trials conducted to date is tabulated below:

Overview of Clinical Trials

Clinical Trial	Clinical Trial Design	Number Total Procedures	Assessed Endpoints	Formulation Dosage and Regimen
Japan (Completed)
FIH Clinical Trial (CHCEC R-01)	Investigator-initiated, single center, multi- surgeon, follow-up period of 24 months	38*	CCT, ECD, BCVA	HCEC-1 Intracameral injection of: • 1.0 × 10[6] neltependocel (N=33) with 100 µM Y-27632 or • 5.0 × 10[5] neltependocel (N=5) with 100 µM Y-27632
Cell Dose Ranging Clinical Trial (CHCEC-201)	Investigator-initiated, multi‑center, multi- surgeon, randomized, double-masked, parallel-group, 12‑month, dose ranging trial	15	CCT, ECD, BCVA	HCEC-1 Intracameral injection of 100 µM Y-27632 with: • Low-dose: 2.0 × 10[5] neltependocel (N=5) or • Medium-dose: 5.0 × 10[5] neltependocel (N=5) or • High-dose: 1.0 × 10[6] neltependocel (N=5)
Confirmatory Clinical Trial (CHCEC-301)	Investigator-initiated, multi‑center, multi- surgeon, single arm, 6-month, confirmatory clinical trial	12	CCT, ECD, BCVA	HCEC-1 Intracameral injection of 1.0 × 10[6] neltependocel with 100 µM Y-27632

Clinical Trial	Clinical Trial Design	Number Total Procedures	Assessed Endpoints	Formulation Dosage and Regimen
El Salvador (Completed)
IOTA Clinical Trials (1, 2, 3)	Prospective, interventional, single center, multi-surgeon, single-arm, open-label, 12-month clinical trial	Part 1 (proof of concept, contribution of elements): 16**	ECD, BCVA	HCEC-1 (IOTA 1) Intracameral injection of 1.0 × 10[6] neltependocel with 100 µM Y-27632
		Part 2 (humanitarian): 34***	CCT, ECD, BCVA	HCEC-1 or Neltependocel Only (IOTA 2) Intracameral injection of: • 1.0 x 10[6] neltependocel with 100 µM Y-27632 (N=14) or • neltependocel only (N=20)
		Part 3 (humanitarian): 17	CCT, BCVA	HCEC-1 (IOTA 3) Intracameral injection of 1.0 × 10[6] neltependocel with 100 µM Y-27632
Escalón Clinical Trial (AB-HCEC-1-004)	Phase 1, single-center, multi-surgeon, double-masked, randomized, 12‑month, Y-27632 dose ranging clinical trial	22	CCT, BCVA, Safety	AURN001 Intracameral injection of 1.0 × 10[6] neltependocel with: • Low-dose: 10 µM Y-27632 (N=7) • Medium-dose: 20 µM Y-27632 (N=9) • High-dose: 100 µM Y-27632 (N=6)
US & Canada (Ongoing)
CLARA Clinical Trial (ABA-1) Ongoing	Phase 1/2 multi‑center (20 sites), randomized, double-masked, prospective, parallel‑arm clinical trial	97	CCT, BCVA, Safety

AURN001
Intracameral injection of:

•
High-dose AURN001: 1.0 × 10[6] neltependocel with 100 µM Y-27632
•
Medium-dose AURN001: 5.0 × 10[5] neltependocel with 100 µM Y-27632
•
Low-dose AURN001: 2.5 × 10[5] neltependocel with 100 µM Y-27632
•
Contribution of Elements: 1.0 × 10[6] neltependocel alone
•
Contribution of Elements: 100 µM Y‑27632 alone

El Salvador (Ongoing)
APANECA Clinical Trial Ongoing	Phase 1, single-center, multi-surgeon, open-label, randomized, 12‑month clinical trial	25	CCT, BCVA, Safety	AURN001 (Cryopreserved) Intracameral injection of 1.0 × 10[6] neltependocel with 100 µM Y-27632

* The safety data presented for the FIH clinical trial was taken directly from the clinical trial report or from Module 2.7.4 of the Japanese NDA, which was based on an N of 31 subjects. An additional 7 subjects were subsequently enrolled per a protocol amendment.

** In the IOTA 1 clinical trial, only two subjects had an endothelial cell density (“ECD”) value both at baseline and post-baseline, thereby limiting interpretation of mean change from baseline results.

***In the neltependocel-only cohort in the IOTA 2 clinical trial, 10 subjects required rescue at Month 6.

Previous Clinical Trial Experience with Vyznova (HCEC-1) (Japan)

In Japan, we have completed three investigator-initiated, multi-surgeon clinical trials across a total of 65 procedures. Subjects in the Japanese clinical trials primarily had baseline diagnoses of bullous keratopathy, Fuchs’ endothelial dystrophy, pseudoexfoliation and graft failure.

CCT

In the three Japanese clinical trials, notable mean decreases from baseline in CCT were observed at each clinical trial visit. Improvements were observed within one month of treatment and typically progressed throughout each trial’s evaluation period, except in the cell dose ranging clinical trial, where improvement peaked at Month 3 and stabilized thereafter.

In the FIH clinical trial, improvement in CCT was observed with both doses of neltependocel and Y-27632; no appreciable differences were observed between doses. In the cell dose ranging clinical trial, improvement in CCT was also observed with each dose of neltependocel and Y-27632, and the degree of improvement was consistently greater with the high dose between Months 3 and 12. In the confirmatory clinical trial, mean CCT improved starting in Month 3 and continuing to Month 12.

Japanese Clinical Trials CCT Values Over Time (Microns)

	FIH Clinical Trial			Cell Dose Ranging Clinical Trial				Confirmatory Clinical Trial
	Medium dose: 5.0 × 10[5] neltependocel and 100 µM Y-27632	High dose: 1.0 × 10[6] neltependocel and 100 µM Y-27632	Total	Low dose: 2.0 × 10[5] neltependocel and 100 µM Y-27632	Medium dose: 5.0 × 10[5] neltependocel and 100 µM Y-27632	High dose: 1.0 × 10[6] neltependocel and 100 µM Y-27632	Total	High dose: 1.0 × 10[6] neltependocel and 100 µM Y-27632
Baseline
N	5	33	38	5	5	5	15	12
Mean	759	767	766	722	728	737	729	789
Month 1
N	5	33	38	5	5	5	15	12
Mean Absolute Value	643	609	614	579	643	615	612	646
Month 3
N	5	33	38	5	5	5	15	12
Mean Absolute Value	567	575	574	559	600	540	567	612
Month 6
N	5	33	38	5	5	5	15	12
Mean Absolute Value	560	568	567	557	599	554	570	599
Month 12
N	5	31	36	5	5	5	15	10
Mean Absolute Value	546	559	557	561	588	553	567	588

BL = baseline; CCT = central corneal thickness; FIH = first in human; SD=standard deviation

ECD

In the FIH clinical trial, thirty subjects (96%) achieved the endpoint of ECD of ≥ 1,000 cells/ mm2 at 12 months after transplant with a 95% confidence interval (“CI”) ranging from 83% to 100%. The median ECD value measured at 24 weeks was 2,232 cells/mm2 (range: 947 cells/mm2 to 4149 cells/mm2). At two years after transplant, 27 subjects (90%) achieved the endpoint of ECD of ≥ 1,000 cells/ mm2 with a 95% CI ranging from 74% to 98%.

In the cell dose ranging clinical trial, for the primary endpoint (ECD of ≥ 1,000 cells/ mm2 at Week 12) there were no statistically significant differences between the dose groups. In total, 13 of 14 (93%) (95% CI: 66% to 100%) subjects met the primary endpoint.

In the confirmatory trial, the percentage of subjects who achieved a ECD of ≥ 1,000 cells/mm2 in Week 24 was 100% (12/12 subjects, 95% CI: 74% to 100%).

BCVA

In each of the three Japanese clinical trials, at least half of all subjects had a three-line improvement (0.3 LogMAR) in BCVA within one month of treatment. By Month 3, most (≥ 80%) of the subjects in each clinical trial had a ≥ 0.3 LogMAR (three-line) improvement in BCVA; this improvement was maintained throughout each clinical trial.

In the FIH clinical trial and the cell dose ranging clinical trial, improvement in BCVA was observed with each dose of neltependocel. In the confirmatory clinical trial, by Month 3 more than 90% of subjects achieved a three-line improvement in BCVA.

Japanese Clinical Trials
Proportion of Subjects with a Three-line Improvement (0.3 LogMAR) in BCVA Over Time

	2.0 × 10[5] neltependocel and 100 µM Y-27632	5.0 × 10[5] neltependocel and 100 µM Y-27632	1.0 × 10[6] neltependocel and 100 µM Y-27632	Total
FIH Clinical Trial
Month 1, n/N (%)	Not Applicable	3/5 (60)	20/33 (61)	23/38 (61)
Month 3, n/N (%)		5/5 (100)	26/33 (79)	31/38 (82)
Month 6, n/N (%)		5/5 (100)	29/33 (88)	34/38 (90)
Month 12, n/N (%)		5/5 (100)	26/31 (84)	31/36 (86)
Cell Dose Ranging Clinical Trial
Month 1, n/N (%)	3/5 (60)	3/5 (60)	3/5 (60)	9/15 (60)
Month 3, n/N (%)	4/5 (80)	3/5 (60)	5/5 (100)	12/15 (80)
Month 6, n/N (%)	4/5 (80)	3/5 (60)	5/5 (100)	12/15 (80)
Month 12, n/N (%)	4/5 (80)	3/5 (60)	5/5 (100)	12/15 (80)
Confirmatory Clinical Trial
Month 1, n/N (%)	Not Applicable	Not Applicable	6/12 (50)	6/12 (50)
Month 3, n/N (%)			11/12 (92)	11/12 (92)
Month 6, n/N (%)			11/12 (92)	11/12 (92)
Month 12, n/N (%)			10/10 (100)	10/10 (100)

Safety Data

In each of the Japanese trials, HCEC-1 in each dose group was generally well tolerated. There were no deaths or SAEs, ocular or systemic, attributed to clinical trial treatment. All but one of the ocular TEAEs observed were transient in nature, mild or moderate in severity and were resolved with treatment. One subject in the FIH clinical trial had an ocular SAE (cytomegalovirus endotheliitis) which was noted at the two‑year clinical trial follow-up visit; the event was reviewed by an expert panel and determined to not be attributable to clinical trial treatment (due to the subject’s past ocular history and clinical course). The subject was treated with antiviral eye drops/infusions and recovered.

In the FIH clinical trial, TEAEs with the highest incidence at 24 weeks post-treatment consisted of cystoid macular edema (19%) and increased IOP (16%); both events resolved with treatment. In the cell dose ranging and confirmatory clinical trials (together, N=27), ocular TEAEs consisted of eye pain (33%), increased IOP (15%), eyelid edema (7%), increased lacrimation (7%), and blepharitis, dry eye, macular edema, cystoid macular edema, anterior chamber fibrin, and corneal disorder (4% each). The TEAEs observed were mild or moderate in severity and typically resolved with standard treatment.

Completed Clinical Trial Experience with HCEC-1 and AURN001 (El Salvador)

IOTA Clinical Trials (HCEC-1)

The IOTA clinical trials consisted of three parts: the IOTA 1, IOTA 2 and IOTA 3 clinical trials. The IOTA clinical trials were designed as exploratory clinical trials of the safety and efficacy of HCEC-1 for the treatment of corneal endothelial edema, with multiple cohorts and amendments to address technology validation and optimization of Vyznova and associated clinical trial surgical procedures. All treatments utilized a neltependocel dose of 1.0 × 106, which was determined to be an optimal dose based on the data from the Japanese clinical trials.

The IOTA 1 clinical trial was the initial proof of concept trial and used similar techniques and procedures as used in the Japanese clinical trials to confirm the safety and tolerability findings. The IOTA 1 clinical trial most accurately represents what we believe to be the true clinical trial population. In the

IOTA 1 clinical trial, the treatment administered was an intracameral injection of neltependocel with Y-27632 across 16 procedures. In the IOTA 1 clinical trial, the most reported diagnosis at baseline was bullous keratopathy (13 (81%) subjects) and primary endothelial failure (3 (19%) subjects).

The IOTA 2 and IOTA 3 clinical trials were humanitarian clinical trials which were added under amendments to the original protocol and included subjects who were unable to meet original enrollment criteria in the IOTA 1 clinical trial due to other ocular pathologies and co-morbidities. In the IOTA 2 clinical trial, one cohort received the intracameral injection of neltependocel with 100 µM Y-27632 while the other received a dose of neltependocel alone.

IOTA 1 Clinical Trial

CCT

In the IOTA 1 clinical trial, mean decreases from baseline in CCT were observed at each clinical trial visit; these improvements peaked at Month 6 (-175 (±105) microns) and stabilized thereafter.

IOTA 1 Clinical Trial CCT Values Over Time (Microns)

1.0 × 10[6] neltependocel and 100 µM Y-27632
Baseline
N	16
Mean	708
Month 1
N	16
Mean Absolute Value	637
Month 3
N	13
Mean Absolute Value	563
Month 6
N	10
Mean Absolute Value	538
Month 12
N	10
Mean Absolute Value	544

BCVA

In the IOTA 1 clinical trial, the proportion of subjects who had a three-line improvement (0.3 LogMAR) in BCVA was 44% at Month 1, 77% at Month 3, 82% at Month 6, and 100% at Month 12.

IOTA 1 Clinical Trial

Proportion of Subjects with a Three-line Improvement (0.3 LogMAR) in BCVA Over Time

1.0 × 10[6] neltependocel and 100 µM Y-27632 N=16
Month 1, n/N (%)	7/16 (44)
Month 3, n/N (%)	10/13 (77)
Month 6, n/N (%)	9/11 (82)
Month 12, n/N (%)	10/10 (100)

Safety Data

None of the subjects in the clinical trial had an ocular SAE in the treated eye. One death was reported in the IOTA 1 clinical trial (cardiopulmonary arrest) and was not attributed to the trial treatment or the trial procedure. One non-ocular SAE was observed, a severe hip fracture which was not attributed to clinical trial treatment or clinical trial procedure, although it did cause a discontinuation. There were no clinical trial treatment or clinical trial procedure-related discontinuations. A summary of the safety results for the IOTA 1 clinical trial is tabulated below.

Ocular AEs for Treated Eye	1.0 × 10[6] neltependocel and 100 µM Y-27632 N=16
Any TEAE	9 (56)
Any Serious TEAE	0
Any Treatment- or Procedure-related TEAE	5 (31)
TEAE by Severity
Mild	1 (6)
Moderate	5 (31)
Severe	3 (19)
Procedure-Related?
Yes	4 (25)
No	5 (31)
Secondary Ocular Surgical Procedure?
Yes	8 (50)
No	4 (25)

IOTA 2 and IOTA 3 Clinical Trials

The purpose of the IOTA 2 clinical trial was to compare and assess the effectiveness of neltependocel with Y-27632, versus neltependocel only, in improving CCT and BCVA in subjects with primary and secondary corneal endothelial dysfunction while evaluating further optimization of surgical procedure.

A total of 34 procedures were performed across the IOTA 2 clinical trial, of which nine subjects who did not meet the inclusion criteria were included as part of a humanitarian cohort to evaluate cell therapy in a broader patient population. Fourteen subjects received an intracameral injection of neltependocel with 100 µM Y-27632 and 20 subjects received a dose of neltependocel only. Subjects in the IOTA 2 clinical trial had worse baseline vision compared to subjects in the IOTA 1 clinical trial.

The objective of the IOTA 3 clinical trial was to assess the effectiveness of neltependocel with Y-27632, in improving ECD and BCVA in subjects with primary and secondary corneal endothelial dysfunction while evaluating further optimization of surgical procedure. Of the 17 procedures performed across the IOTA 3 clinical trial, seven were subjects who did not meet the inclusion criteria and were included as part of an humanitarian cohort to better evaluate cell therapy in a broader patient population. The IOTA 3 clinical trial also included subjects that experienced treatment failure in the IOTA 2 clinical trial; the only subjects that had treatment failure in IOTA 2 were subjects that had been treated with neltependocel only.

Subjects in the IOTA 3 clinical trial had worse baseline vision compared to subjects in the IOTA 1 clinical trial.

CCT

In the IOTA 2 clinical trial, improvements were seen up to Month 6 and stabilized in Month 12. For the neltelpendocel-only cohort in the IOTA 2 clinical trial, improvement was seen up to Month 6, but this was not maintained to Month 12 and 10 subjects needed to be rescued due to persistent corneal edema. At baseline for IOTA 2 clinical trial subjects who received neltependocel with Y-27632, the mean CCT value was 741 microns in the treated eye. Mean CCT values were 745 microns at Month 1, 738 microns at Month 3, 682 microns at Month 6, and 694 microns at Month 12.

In the cohort that received neltependocel only, mean decreases from baseline in CCT were observed at three of the four timepoints. At baseline for subjects who received neltependocel only, the mean CCT value was 709 microns in the treated eye. Mean CCT values were 680 microns at Month 1, 682 microns at Month 3, 698 microns at Month 6, and 645 microns at Month 12. In the IOTA 3 clinical trial, no clinically meaningful improvements were seen likely due to ocular pathologies and comorbid conditions.

In the IOTA 3 clinical trial, mean CCT values were 708 microns at Month 1, 689 microns at Month 3, 707 microns at Month 6, and 702 microns at Month 12.

BCVA

In the IOTA 2 clinical trial, mean decreases from baseline in BCVA were observed for subjects who received neltependocel with Y-27632 at each timepoint; these improvements remained relatively stable throughout the clinical trial. At baseline for subjects who received neltependocel with Y-27632, the mean BCVA was 1.82 LogMAR in the treated eye. Mean BCVA values were 1.48 LogMAR at Month 1, 1.35 LogMAR at Month 3, 1.42 LogMAR at Month 6, and 1.37 LogMAR at Month 12.

In the cohort that received neltependocel only in the IOTA 2 clinical trial, mean decreases from baseline in BCVA were observed at each timepoint, peaking at Month 6 (-0.56 LogMAR). At baseline for subjects who received neltependocel only, the mean BCVA was 1.84 LogMAR in the treated eye. Mean BCVA values were 1.44 LogMAR at Month 1, 1.44 LogMAR at Month 3, 1.29 LogMAR at Month 6, and 1.57 LogMAR at Month 12.

In the IOTA 3 clinical, no improvements in vision were seen until Month 12. At baseline in IOTA 3, the overall mean BCVA was 1.68 LogMAR in the treated eye. Overall, mean BCVA values were 1.77 LogMAR at Month 1, 1.78 LogMAR at Month 3, 1.84 LogMAR at Month 6, and 1.52 LogMAR at Month 12.

Safety Data

None of the subjects had an ocular SAE in the treated eye during either the IOTA 2 or the IOTA 3 clinical trial. Two deaths were reported. One subject died of cardiopulmonary arrest and another subject died of pneumonia. Neither event was attributed to the clinical trial treatment or clinical trial procedure. Three other non-ocular SAEs consisted of severe thrombosis (one subject), severe leg fracture (one subject) and moderate coronavirus disease (COVID-19) (one subject). None of these were attributed to clinical trial treatment or clinical trial procedure. There were no clinical trial treatment or clinical trial procedure-related discontinuations.

IOTA 2 and IOTA 3 Safety Clinical Trials Data Summary

	IOTA 2		IOTA 3
Ocular AEs for Treated Eye	1.0 × 10[6] neltependocel and 100 µM Y-27632 N=14	1.0 × 10[6] neltependocel Only N=20	1.0 × 10[6] neltependocel and 100 µM Y-27632 N=17
Any TEAE	5 (36)	6 (30)	2 (12)
Any Serious TEAE	0	0	0
Any IMP- or Procedure-related TEAE	4 (29)	5 (25)	1 (6)
TEAE by Severity
Mild	1 (7)	3 (15)	0
Moderate	3 (21)	1 (5)	1 (6)
Severe	1 (7)	2 (10)	1 (6)
Procedure-Related?
Yes	1 (7)	3 (15)	1 (6)
No	4 (29)	4 (20)	1 (6)
Secondary Ocular Surgical Procedure?
Yes	2 (14)	3 (15)	1 (6)
No or Unknown	4 (29)	3 (15)	1 (6)

Escalón Clinical Trial (AURN001)

We conducted a prospective, interventional, double-masked, randomized, single-center dose ranging clinical trial with multiple surgeons evaluating the safety and potential efficacy of our drug candidate in the treatment of adult subjects with corneal edema secondary to endothelial dysfunction. This was the first clinical trial using the formulation of AURN001 that incorporated improvements in the scale of drug substance, increased shelf life and excipients allowable by the FDA. All subjects received an intracameral injection of 1.0 × 106 neltependocel with varying doses of Y-27632 as described below.

22 subjects, aged 61 to 93 years, were randomized to one of three treatment groups in a 1:1:1 ratio and underwent 22 procedures, receiving a single intracameral injection of the following, with 12 months of follow-up:

•
Consistent dose of neltependocel and 10 µM of Y-27632 (seven subjects),
•
Consistent dose of neltependocel and 20 µM of Y-27632 (nine subjects), and
•
Consistent dose of neltependocel and 100 µM of Y-27623 (six subjects).

The primary objective of the Escalón clinical trial was to assess the safety of AURN001 in subjects with corneal edema secondary to endothelial dysfunction. The secondary objective of the clinical trial was to assess the potential efficacy of AURN001 in subjects with corneal edema secondary to endothelial dysfunction.

The primary endpoint (safety) was based on incidence and severity of ocular TEAEs and incidence and severity of non-ocular TEAEs. The secondary endpoint (efficacy) was based on change from baseline in CCT at 12 months and change from baseline in BCVA at 12 months. Subjects in the Escalón clinical trial had a clinical diagnosis of bullous keratopathy or Fuchs endothelial dystrophy.

Generally, subjects experienced consistent improvements in CCT and BCVA; there were no statistically significant differences between the dose groups.

CCT

With the three Y-27632 dose groups combined, mean decreases from baseline in CCT were observed at each visit, peaking at Month 9 (‑136.9 (±109.43) microns) and stabilizing at Month 12. Improvement in CCT was observed with each dose of Y-27632. Mean improvements were consistently greater in the 100 µM Y-27632 group compared to the 10 µM and 20 µM Y‑27632 groups.

Escalón Clinical Trial CCT Values Over Time (Microns)

	1.0 × 10[6] neltependocel and 10 µM Y‑27632 N=7	1.0 × 10[6] neltependocel and 20 µM Y‑27632 N=9	1.0 × 10[6] neltependocel and 100 µM Y‑27632 N=6	Overall N=22
Baseline
n	7	9	6	22
Mean	662	684	758	697
Month 1
n	7	8	6	21
Mean Absolute Value	607	573	622	598
Month 3
N	7	9	6	22
Mean Absolute Value	572	566	588	574
Month 6
n	6	8	6	20
Mean Absolute Value	592	548	590	574
Month 9
N	5	8	6	19
Mean Absolute Value	554	551	609	570
Month 12
N	6	8	4	18
Mean Absolute Value	571	548	618	571

BCVA

Overall (with the three Y-27632 dose groups combined), the proportion of subjects who had a three-line improvement in BCVA was 33% at Month 1, 55% at Month 3, 75% at Month 6, 90% at Month 9, and 89 % at Month 12. Improvement in BCVA was observed with each dose of Y-27632; no appreciable differences were observed among the Y-27632 dose groups for the proportion of subjects who had a three-line improvement in BCVA.

Escalón Clinical Trial

Proportion of Subjects with a Three-line Improvement (0.3 LogMAR) in BCVA Over Time

	1.0 × 10[6] neltependocel and 10 µM Y‑27632 N=7	1.0 × 10[6] neltependocel and 20 µM Y‑27632 N=9	1.0 × 10[6] neltependocel and 100 µM Y‑27632 N=6	Total N=22
Month 1, n/N (%)	1/7 (14)	5/8 (63)	1/6 (17)	7/21 (33)
Month 3, n/N (%)	4/7 (57)	5/9 (56)	3/6 (50)	12/22 (55)
Month 6, n/N (%)	5/6 (83)	5/8 (63)	5/6 (83)	15/20 (75)
Month 9, n/N (%)	5/5 (100)	8/8 (100)	4/6 (67)	17/19 (90)
Month 12, n/N (%)	5/6 (83)	8/8 (100)	3/4 (75)	16/18 (89)

Safety Data

No subjects were discontinued due to a TEAE. None of the subjects had a serious ocular TEAE in the treated eye and there were no treatment-related serious TEAEs. There were no clinical trial treatment or clinical trial procedure-related discontinuations. One subject had non-ocular TEAE: a mild hypertensive crisis that recovered. All the reported ocular TEAEs in the treated eye were mild or moderate in intensity.

The most common ocular TEAEs in the treated eye by PT were posterior capsule opacification (“PCO”), pupillary disorder and increased IOP. All cases of pupillary disorder and increased IOP were considered by the investigator to be related to the clinical trial procedure. Baseline assessments of PCO were challenging due to corneal edema. One subject reported an ocular TEAE (ectropion uveal) which was considered by the investigator to be related to the clinical trial treatment.

One subject had a myocardial infarction on day 342, which was serious, severe and fatal. The event was considered not to be related to the clinical trial treatment or clinical trial procedure. One subject had an SAE of severe bacterial keratitis in the non-treated eye from day 78 until day 126 after cell therapy. The event was considered not to be related to the clinical trial treatment or clinical trial procedure. None of the subjects discontinued the clinical trial due to a TEAE.

Escalón Clinical Trial Safety Data Summary

Ocular AEs for Treated Eye	1.0 × 106 neltependocel and 10 µM Y-27632 Inhibitor (N = 7)	1.0 × 106 neltependocel and 20 µM Y-27632 Inhibitor (N = 9)	1.0 × 106 neltependocel and 100 µM Y-27632 Inhibitor (N = 6)	Overall (N = 22)
Any Ocular TEAE	6 (86), 8	8 (89), 18	6 (100), 10	20 (91), 36
Treated Eye	6 (86), 8	7 (78), 17	6 (100), 10	19 (86), 35
Any Serious Ocular TEAE	0	1 (11), 1	0	1 (5), 1
Treated Eye	0	0	0	0
Any Treatment-related Ocular TEAE	0	1 (11), 1	0	1 (5), 1
Treated Eye	0	1 (11), 1	0	1 (5), 1
Any Procedure-related Ocular TEAE	2 (29), 3	4 (44), 9	3 (50), 3	9 (41), 15
Treated Eye	2 (29), 3	4 (44), 9	3 (50), 3	9 (41), 15
Any Ocular TEAE Leading to Discontinuation From the Clinical Trial	0	0	0	0
Any Ocular TEAE Leading to Death	0	0	0	0

Overall Clinical Trial Data

The five clinical trials included in this summary demonstrated notable biological activity of neltependocel and Y-27632 based on improvements in both anatomical (CCT and ECD) and functional (BCVA) endpoints. Clinically meaningful and progressive improvements were generally observed with each parameter. Improvements were typically observed within one month of treatment and progressed through Month 6 (and stabilized thereafter) or Month 12. In the FIH clinical trial, biological activity continued from one year onward (up to five years in some subjects).

With all dose combinations of neltependocel and Y-27632, mean decreases from baseline in CCT were 103 microns at Month 1, 137 microns at Month 3, 148 microns at Month 6, and 178 microns at Month 12. The proportion of subjects who had a three-line improvement in BCVA was 48% at Month 1, 69% at Month 3, 73% at Month 6, and 84% at Month 12. Corresponding. Similar trends were observed in subjects who received 1.0 × 106 neltependocel and 100 µM Y‑27632.

Improvements in CCT and BCVA were observed with each dose of neltependocel evaluated when combined with Y‑27632. In the Escalón clinical trial, improvement in CCT was greater in the 100

µM Y-27632 group compared to the 10 µM and 20 µM Y‑27632 groups, but no appreciable differences were observed among the Y-27632 dose groups for improvement in BCVA.

The figures below present a summary of efficacy outcomes, measured by CCT (mean values) and BCVA (three-line response rate). For clarity and enhanced comparability, data from all three Japanese clinical trials have been consolidated and data from the IOTA 2 and 3 clinical trials have been excluded as these were humanitarian clinical trials. Across different patient populations and different geographies, we saw consistent results in anatomical and functional endpoints. CCT reached the normal range by Month 3 in the trials summarized below and over 80% of subjects reached three lines of gain in BCVA by Month 12.

Multi-Study Efficacy Analysis

Consistency of Improvement in Corneal Thickness (CCT) Across Japanese and El Salvador Trials

Data reflected in the above figure was compiled from several different clinical trials. The Japan, IOTA 1 and Escalón clinical trials had different designs, patient populations and formulations of the study drug and results may not be comparable. Please see the discussion of each of these clinical trials included elsewhere in this prospectus for details on each trial.

Multi-Study Efficacy Analysis

High Proportion of 3-Line Responders in Visual Acuity (BCVA) Across Trials

Data reflected in the above figure was compiled from several different clinical trials. The Japan, IOTA 1 and Escalón clinical trials had different designs, patient populations and formulations of the study drug and results may not be comparable. Please see the discussion of each of these clinical trials included elsewhere in this prospectus for details on each trial.

Safety Summary Across All Completed Trials

There were no drug-related, ocular or systemic SAEs in any clinical trial. TEAEs were generally mild or moderate in severity and typically resolved with standard treatment.

In the FIH clinical trial, TEAEs with the highest incidence at 24 weeks post-treatment were cystoid macular edema (19%) and increased IOP (16%); both events resolved with treatment.

In the cell-dose ranging and confirmatory Japanese clinical trials (N=27), ocular TEAEs were eye pain (33%), increased IOP (15%), eyelid edema (7%), increased lacrimation (7%), and blepharitis, dry eye, macular edema, cystoid macular edema, anterior chamber fibrin and corneal disorder (4% each).

For subjects in the IOTA clinical trials and Escalón clinical trial who received neltependocel with Y-27632 (all dose combinations combined) (N=69), ocular TEAEs that occurred in the treated eye of more than one subject were posterior capsular opacification (29%), pupillary disorder (9%), increased IOP (7%), iris disorder (6%), tear in Descemets membrane (6%), diabetic macular edema (4%), cataract (4%) and aphakia (3%).

Ongoing Clinical Trials

CLARA Phase 1/2 (United States and Canada)

We are conducting a prospective, multi-center, randomized, double masked, parallel-arm cell dose-ranging Phase 1/2 clinical trial in the United States and Canada (the “CLARA clinical trial”), evaluating AURN001 in subjects with corneal edema secondary to corneal endothelial dysfunction. A total of 97 subjects have been randomized and dosed. The CLARA clinical trial is evaluating dose ranging for intracameral (anterior chamber) injection of AURN001 by varying amounts of neltependocel in the drug product formulation to include 1 x 106 cells, 2.5 × 105 cells and 5.0 × 105 cells while maintaining Y-27632 at 100 µM. The control groups evaluate the contribution of elements of the combination product, with one group receiving neltependocel alone (1 x 106 cells) and one group receiving Y-27632 alone (100 µm).

The primary endpoint of the CLARA clinical trial is the proportion of subjects with a ≥ 15-letter (three-line) improvement from baseline in BCVA at six months. The secondary endpoints are changes from baseline of CCT and BCVA at six months. We intend to provide topline data in .

CLARA Phase 1/2 Clinical Trial Design

APANECA Phase 1 Clinical Trial (El Salvador)

In October 2024, we enrolled our Phase 1 clinical trial (the “APANECA clinical trial”) to administer a cryopreserved formulation of AURN001 in 25 subjects with corneal edema secondary to endothelial dysfunction. The purpose of the trial is to evaluate safety and efficacy of this formulation. Data from the APANECA clinical trial will inform the continued development and regulatory path for our cryopreserved formulation. We have had discussions with the FDA regarding the bridging data required to support moving from fresh to cryopreserved product candidates, which we would not expect to pursue until after first commercializing our fresh product, if approved.

Manufacturing

We have developed and continue to refine innovative, efficient, scalable and proprietary manufacturing processes for our drug substance and formulation. Our ongoing investments, expertise, proprietary analytical development and process development have allowed us to make substantial improvements in the process. Our current allogeneic cell expansion method is able to generate more than 1,000 doses of AURN001 from a single donor. We intend to continue to scale cell expansion, extend shelf-life and further decrease our production costs to meet worldwide demand. As such, we believe that our ability to increase the scale of corneal endothelial cell production is a sustainable competitive differentiator.

Manufacturing Process Overview

At present, our first-generation cell therapy product, Vyznova, and product candidate, AURN001, are formulated and supplied fresh in suspension. The current manufacturing process and drug product formulation for Vyznova in Japan differ slightly from AURN001 in the United States in terms of scale of cell expansion, drug product shelf life, and non-active excipients. Vyznova leverages an early-stage cell expansion technology developed at and licensed from KPUM. We determined that the fastest path to approval in Japan would be to continue using that existing production process. Since licensing this technology several years ago, we have made substantial chemistry, manufacturing and controls (“CMC”) innovations to augment production scale and extend product shelf life for AURN001. In addition, before initiating U.S. clinical trials, some excipients used for Vyznova in Japan were substituted for equivalent excipients acceptable in the United States and then tested in preclinical studies. Despite these differences, we were able to leverage data from our Japanese clinical trials as part of our U.S. investigational new drug (“IND”) application for AURN001.

We expect to transfer improvements in production scale and shelf life, as well as the substitution of excipients, to our CDMOs based in the United States and Japan, with the goal of unifying Vyznova and AURN001 manufacturing into the same process, and we will seek to demonstrate analytical comparability across these CMC innovations. We are currently engaging with the FDA regarding our plans for analytical comparability assays between the current and proposed drug substance scale for which we plan to seek marketing authorization from the FDA.

AURN001 is a novel combination drug product, comprised of fully differentiated corneal endothelial cells and Y-27632. Drug substance production starts when we obtain healthy corneas harvested by a licensed organ donor bank. We source donor tissue from several large donor cornea providers in the United States. Typically, we obtain corneas from donors aged seven to 29 years at time of death, which must be cleared through numerous screens (e.g., disease, viruses, cell density, sterility, endotoxin, mycoplasma, immunophenotyping and gram stain). We isolate the corneal endothelial cells from donor corneas and place them in proprietary culture which contains Y-27632, for cell expansion in a series of passages. At present, the total elapsed time for drug substance production is approximately four months. The drug substance can be held for approximately 60 days before formulating into drug product. This 60-day drug substance holding period affords us considerable inventory flexibility in scheduling and formulating drug product for use in clinical trials and commercial launch.

For formulation of drug product, the drug substance is “washed” of propagation culture and the corneal endothelial cells are placed into a proprietary solution that includes Y-27632. The fill-finish steps of the drug product are performed at the CDMO. The drug product is then shipped in vials, in a temperature-controlled shipper, to the ophthalmic surgeon. In Japan, the shelf life of Vyznova is 27 hours. In the Phase 1/2 clinical trial in the United States and Canada, the shelf life of AURN001 is 48 hours. Recently, we have generated data to support extension of the shelf life to seven days, and we intend to conduct U.S. pivotal trials with this extended shelf-life formulation, subject to FDA feedback.

Overview of Manufacturing Process

Our going-forward CMC strategy will entail transferring our new processes for higher-scale drug substance production, broadly acceptable excipients, and extended shelf-life drug product to our CDMOs in the United States and Japan. Upon receipt of these processes, our CDMOs will initiate engineering runs, current Good Manufacturing Practices (“cGMP”) line production and validation, and associated testing and validation, to prepare for our pivotal trials and commercial production. In addition to technology transfer to our CDMOs, these enhancements to our drug product will likely require us to submit an sNDA in Japan. Our long-term aim is to supply all global markets with our optimized version of AURN001 following approval in the United States in order to maximize our manufacturing scale capabilities and minimize production costs.

Competition

The biotechnology and pharmaceutical industries are characterized by intense competition to develop new products and technologies. We compete directly with companies dedicating their resources to advance therapies for eye disease. We face substantial competition from multiple sources, including biotechnology companies, academic research institutions, governmental agencies and public and private research institutions. We anticipate that we will continue to face increasing competition as new therapies, technologies and data emerge within the field of ophthalmology and cell therapy and, more specifically, for the treatment of corneal endothelial disease.

To our knowledge, there are currently no approved pharmacological therapies indicated for the treatment of corneal endothelial disease. For early-stage patients, current treatments consist of topical therapies, including hypertonic solutions and ointments, that provide limited symptomatic relief but do not impact disease progression. For advanced patients, disease-modifying treatments are limited to invasive, complex surgical corneal transplants, consisting of PK or EK. We are aware of other companies developing therapies for corneal endothelial disease, including Emmecell, Cellusion and Design Therapeutics. To our knowledge, we are the only company with an approved pharmacological therapy for corneal edema secondary to endothelial dysfunction (indication of bullous keratopathy in Japan) and we believe we are the most advanced in terms of development within the United States.

Mergers and acquisitions in the pharmaceutical, biopharmaceutical and biotechnology industries may result in a concentration of incremental resources amongst a fewer number of our competitors. Early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with larger and more well-established companies. These companies also compete with us in the recruitment and retainment of top qualified scientific and management personnel, establishment of clinical trial sites and patient registration for clinical trials and acquisition of technologies complementary to, or necessary for, our programs.

If our product and product candidate do not offer sustainable advantages over other available treatments, we may not be able to successfully compete against current and future competitors. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly, resulting in a stronger or dominant market position before we are able to enter the market. The key factors that will ultimately affect the success of our cell therapy for corneal endothelial disease, if approved, are likely the safety, efficacy, convenience and cost.

Intellectual Property

We strive to protect the proprietary technology, inventions and improvements that we believe are important to the development of our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. In addition to patent protection, we also rely on trademarks and trade secrets relating to our allogeneic cell therapy program and on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary and intellectual property position. We additionally may rely on regulatory and other protections afforded through data exclusivity, market exclusivity and patent term extensions, where available.

Our commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and trade secrets related to our business, defend and enforce our intellectual property rights, particularly our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others. A discussion of risks relating to intellectual property is provided under the section titled “Risk Factors—Risks Related To Our Intellectual Property.”

The patent positions for biotechnology and pharmaceutical companies like us are generally uncertain and can involve complex legal, scientific and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that our lead product candidate, AURN001, will be protectable or remain protected by enforceable patents. We cannot predict whether our owned or in-licensed patent applications will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Our in-licensed patents may be challenged, circumvented or invalidated by third parties.

As of October 9, 2024, our patent portfolio includes five in-licensed patent families and two company owned patent families relating to the manufacture and use of AURN001 in the treatment of corneal endothelial dysfunction and we are co-owners of three additional patent families. The in-licensed patent families are directed to methods of using Rho kinase (ROCK) inhibitors in the manufacture of an allogeneic cell therapy, methods of treating corneal endothelial dysfunction, human corneal endothelial cell (“CEC”) compositions and methods of culturing, manufacturing, evaluating and using human CECs in the manufacture and use of AURN001. The two company owned patent families are directed to CEC compositions and manufacturing and treatment methods relating to AURN001. The three co-owned patent families are directed to a method of culturing CECs with a fibrosis inhibitor, a method of identifying CECs with a non-fibroblastic phenotype and a method for promoting growth of differentiated CECs.

In-Licensed Patent Rights

Kinoshita License–Family 1

We in-license a patent family from Professor Shigeru Kinoshita under the Kinoshita License. This patent family includes three issued U.S. patents and one pending U.S. non-provisional patent application with claims directed to the use of ROCK inhibitors in the manufacture of an allogeneic cell therapy and treatment of corneal endothelial dysfunction. In addition, we have 11 issued patents in Canada, China, Europe, India, Mexico, Russia and Japan, and five pending patent applications in Brazil, South Korea and Japan. These patents and pending applications, if issued as patents, are expected to expire in 2028, assuming all maintenance fees are paid and not including any patent term adjustment or patent term extensions that may be available. This patent family is also co-owned with Senju Pharmaceutical Co., Ltd. and the implications of co-ownership are discussed in the section titled “Risk Factors — Risks Related To Our Intellectual Property.”

KPUM License–Families 2-4

We in-license three patent families from KPUM under the KPUM License. Family 2 includes two pending U.S. non-provisional patent applications with claims directed to the human CEC portion of AURN001 and related methods of manufacture and treatment. In addition, we have four issued patents in Europe and Japan and three pending patent applications in Hong Kong, Europe and Japan. These patents and pending applications, if issued, are expected to expire in 2037, assuming all maintenance fees are paid and not including any patent term adjustment or patent term extensions that may be available. The granted European patent is the subject of an ongoing opposition proceeding before the EPO.

Family 3 includes one pending U.S. non-provisional patent application with claims directed to a method of manufacturing the human CEC portion of AURN001. In addition, we have 12 pending patent applications in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Japan, South Korea, New Zealand, Singapore and Thailand. These pending applications, if issued, are expected to expire in 2041, assuming all maintenance fees are paid and not including any patent term adjustment or patent term extensions that may be available.

Family 4 includes one pending U.S. non-provisional patent application with claims directed to a method of culturing and storing CECs for production of human CECs and the resulting cell population. In addition, we have one issued patent in Japan and 12 pending patent applications in Australia, Brazil, Canada, China, Europe, India, Israel, Japan, South Korea, Mexico, New Zealand and Singapore. These pending applications, if issued, are expected to expire in 2041, assuming all maintenance fees are paid and not including any patent term adjustment or patent term extensions that may be available.

Kyoto and KPUM License–Family 5

We in-license a patent family from Kyoto University and KPUM under the Kyoto and KPUM License. The patent family includes one issued U.S. patent and one pending U.S. non-provisional patent application with claims directed to a device and method for evaluating the quality of a CEC population. In addition, we have one issued patent in Japan and a pending European patent application. These patents and patent applications, if issued, are expected to expire in 2038, assuming all maintenance fees are paid and not including any patent term adjustment or patent term extensions that may be available.

Company Owned Patent Rights

Family 6

We own one pending U.S. provisional patent application with claims directed to CEC compositions and manufacturing and treatment methods relating to AURN001. Patent applications claiming priority to this provisional application, if issued, are expected to expire in 2044, assuming all maintenance fees are paid and not including any patent term adjustment or patent term extensions that may be available.

Family 7

We also own one pending U.S. provisional patent application with claims directed to a method of culturing CECs. Patent applications claiming priority to this provisional application, if issued, are expected to expire in 2044, assuming all maintenance fees are paid and not including any patent term adjustment or patent term extensions that may be available.

Co-Owned Patent Rights

We co-own with ActualEyes and KPUM three patent families, families 8-10.

Family 8

This family includes one pending U.S. non-provisional patent application with claims directed to methods of maintaining CECs in culture using a fibrosis inhibitor. In addition, we have three issued patents in Europe and Japan. These patents and pending applications, if issued, are expected to expire in 2032, assuming all maintenance fees are paid and not including any patent term adjustment or patent term extensions that may be available.

Family 9

This family includes two issued U.S. patents and one pending U.S. non-provisional patent application with claims directed to methods of identifying CECs with a non-fibroblastic phenotype. In addition, we have two issued patents in Japan and a pending European patent application. These patents and pending applications, if issued, are expected to expire in 2034, assuming all maintenance fees are paid and not including any patent term adjustment or patent term extensions that may be available.

Family 10

This family includes one issued U.S. patent with claims directed to methods for promoting growth of differentiated CECs using laminin. In addition, we have three issued patents in Japan and Europe. These patents are expected to expire in 2034, assuming all maintenance fees are paid and not including any patent term adjustment or patent term extensions that may be available.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”), as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended, and only those claims covering an approved product, a method for using it or a method of manufacturing it may be extended. Moreover, a given patent may only be extended once. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. If AURN001 receives FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved product. We also intend to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

In addition to patent protection, we also rely on know-how and trade secret protection for our proprietary information to develop and maintain our proprietary position. However, trade secrets can be difficult to protect. Although we take steps to protect our proprietary information, including restricting access to our premises and our confidential information, as well as entering into agreements with our employees, consultants, advisors and potential collaborators, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our know-how, trade secrets and other proprietary information.

In addition, we plan to rely on regulatory protection based on orphan drug exclusivities, and data and marketing exclusivities. See “—Government Regulation” for additional information.

Government Regulation

Government authorities in the United States at the federal, state and local level and in foreign countries impose extensive requirements upon companies involved in the research, development, manufacturing, marketing and distribution of drug and biological products. These agencies and other federal, state and local entities extensively regulate, among other things, the research and development, testing, manufacturing, quality control, safety, effectiveness, labeling, packaging, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of drug and biological products. The process of obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable federal, state, local and foreign statutes and regulations, requires the expenditure of substantial time and financial resources.

U.S. Drug and Biological Product Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations, and biological products, including cell products, under the FDCA and the Public Health Service Act (“PHSA”) and their implementing regulations.

The process required by the FDA before a drug or biological product may be marketed in the United States generally involves the following:

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completion of nonclinical laboratory tests and animal studies, including those requiring performance in accordance with good laboratory practice regulations (“GLPs”), and applicable requirements for the humane use of laboratory animals or other applicable regulations;
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submission to the FDA of an Investigational New Drug application (“IND”), which must become effective before human clinical trials may begin;
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approval of the protocol and related documentation by an independent institutional review board (“IRB”), or ethics committee, at each clinical trial site before each study may be initiated;
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performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices (“GCPs”), and any additional requirements for the protection of human research subjects and their health information, to establish the safety, purity and potency of the investigational product for its intended use;
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submission to the FDA of a biologics license application (“BLA”) seeking marketing approval that includes sufficient evidence to establish the safety, purity and potency of the investigational product for its intended indication, including from results of nonclinical testing and clinical trials;
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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug or biological product is produced to assess compliance with current good manufacturing practice regulations (“cGMP”), to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices (“cGTPs”), for the use of human cellular and tissue products;

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potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA;
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review of the product candidate by an FDA advisory committee, where appropriate or if applicable;
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payment of user fees for FDA review of the BLA (unless a fee waiver applies); and
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FDA review and approval, or licensure, of the BLA.

Before testing any investigational product, including a cell product, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of a product candidate’s biological characteristics, chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLPs for certain nonclinical studies.

An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. Such authorization must be secured before interstate shipment and administration of any product candidate that is not the subject of an approved BLA or existing IND. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND application. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, must be submitted to the FDA as part of an IND application. The FDA requires a 30-day waiting period after the submission of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold, which may be full or partial. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

Following commencement of a clinical trial, the FDA may also place a full or partial clinical hold on any or all trials under that IND. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical investigation conducted under the IND. No more than 30 days after imposition of a full or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a full or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval or licensing. In particular, such studies must be conducted in accordance with GCP, including review and approval by an independent ethics committee and obtaining informed consent from subjects. The FDA must be able to validate the data through an onsite inspection, if deemed necessary by the FDA.

An IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee (“DSMB”). This group provides advice to the sponsor as to whether or not a trial may move forward at designated check points based on pre-specified criteria and access to unblinded data from the study.

In addition to the submission of an IND to the FDA before initiation of a clinical trial in the United States, certain human clinical trials involving recombinant or synthetic nucleic acid molecules and cells, organisms and viruses containing such molecules are subject to oversight of institutional biosafety committees (“IBCs”), as set forth in the National Institutes of Health (“NIH”) Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules (“NIH Guidelines”). Specifically, under the NIH Guidelines, supervision of human gene transfer trials includes evaluation and assessment by an IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. While the NIH Guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding for recombinant or synthetic nucleic acid molecule research, companies and other institutions not otherwise subject to the NIH Guidelines may voluntarily follow them.

Clinical trials typically are conducted in three sequential phases that may overlap or be combined:

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Phase 1: The investigational product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
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Phase 2: The investigational product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions and to determine dosage tolerance, optimal dosage and dosing schedule.
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Phase 3: The investigational product undergoes more extensive clinical trials to further evaluate dosage, efficacy, potency and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for approval and product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gather additional data from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.

During all phases of clinical development, the FDA requires extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, the NIH and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor, acting on its own or based on a recommendation from the sponsor’s DSMB may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the investigational product has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the physical characteristics of the drug or biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

After the completion of clinical trials, FDA approval of a BLA must be obtained before commercial marketing of the product in the United States. The BLA must include results of product development, laboratory and animal studies, human studies, information on the manufacture and composition of the product, proposed labeling and other relevant information.

Within 60 days following submission of the application, the FDA reviews a BLA to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. In most cases, the submission of a BLA is subject to a substantial application user fee, although the fee may be waived under certain circumstances. Under the performance goals and policies implemented by the FDA under the Prescription Drug User Fee Act (“PDUFA”), for original BLAs, the FDA targets ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. The FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification. This review typically takes 12 months from the date the BLA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date or is otherwise deemed to be a major amendment to an application.

Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent for its intended use, and whether the product is being manufactured in accordance with

cGMP to ensure the continued safety, purity and potency of such product. The FDA may refer applications for novel investigational products or investigational products that present difficult or novel questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During its BLA review, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy (“REMS”), is necessary to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

Before approving a BLA, the FDA typically will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For a cellular product, the FDA also will not approve the product if the manufacturer is not in compliance with the cGTPs. These are FDA regulations that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues and cellular and tissue-based products (“HCT/Ps”), which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the cGTP requirements is to ensure that cell and tissue-based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through appropriate screening and testing. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND study requirements and GCP requirements. To assure cGMP, cGTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

Under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA for a novel product (e.g., new active ingredient, new indication, etc.) must contain data to assess the safety and effectiveness of the investigational product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any product for an indication for which orphan designation has been granted.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the FDA decides not to approve the BLA in its present form, the FDA will issue a complete response letter that usually describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, including to subpopulations of patients, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings precautions or interactions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post-approval clinical trials designed to further assess a product’s safety, purity or potency and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

FDA Regulation of Combination Products

Certain products or product candidates, such as our product candidates, may be composed of components, such as drug components and biologic components, which would normally be regulated under different types of regulatory authorities, and frequently by different centers at the FDA. These products are categorized as combination products. Specifically, under regulations issued by the FDA, a combination product may be:

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a product composed of two or more regulated components that are physically, chemically or otherwise combined or mixed and produced as a single entity;
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two or more separate products packaged together in a single package or as a unit and composed of drug and device products, device and biological products, or biological and drug products;
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a drug, device or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device or biological product where both are required to achieve the intended use, indication or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration or significant change in dose; or
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any investigational drug, or device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

Under the FDCA and its implementing regulations, the FDA is charged with assigning a center with primary jurisdiction ("lead center") for review of a combination product. The designation of a lead center generally eliminates the need to receive approvals from more than one FDA component for combination products, although it does not preclude consultations by the lead center with other components of the FDA. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a drug-biologic combination product is attributable to the biologic product, the FDA center responsible for premarket review of the biological product would have primary jurisdiction for the combination product. The FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for FDA reviewers and industry. This office is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.

A combination product candidate with a biologic primary mode of action generally would be reviewed and approved pursuant to the biologic licensure processes under the PHSA. In reviewing the BLA for such a product, however, FDA reviewers in the biologic center could consult with their counterparts in the drug center to ensure that the drug component of the combination product candidate met applicable requirements regarding safety and efficacy. In addition, under FDA regulations, combination products are subject to the cGMP requirements applicable to each component within the combination.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the disease or condition for which the orphan product has exclusivity or obtain approval for the same product but for a different disease or condition for which the orphan product has exclusivity. If a drug or biological product designated as an orphan product receives marketing approval for a disease or condition broader than what is designated, it may not be entitled to orphan product exclusivity. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs

The FDA has various programs, including fast track designation, breakthrough therapy designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drugs and biologics that are intended for the treatment of serious or life-threatening diseases or conditions. These programs do not change the standards for approval but may help expedite the development or approval process. To be eligible for fast track designation, new drugs and biological products must be intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast track product at any time during the clinical development of the product. One benefit of fast track designation, for example, is that the FDA may consider for review sections of the marketing application for a product that has received fast track designation on a rolling basis before the complete application is submitted.

Under the FDA’s breakthrough therapy program, products intended to treat a serious or life-threatening disease or condition may be eligible for the benefits of the fast track program when preliminary clinical evidence demonstrates that such product may have substantial improvement on one or more clinically significant endpoints over existing therapies. Additionally, the FDA will seek to ensure the sponsor of a breakthrough therapy product receives timely advice and interactive communications to help the sponsor design and conduct a development program as efficiently as possible.

Any marketing application for a product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Under priority review, the FDA’s goal is to review an application in six months once it is filed, compared to ten months for a standard review.

Additionally, a product may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on an intermediate clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials with due diligence, and, under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a product or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, for products being considered for accelerated approval, the FDA generally requires, unless otherwise informed by the FDA, that all advertising and promotional materials intended for dissemination or publication be submitted to the FDA for review, which could adversely affect the timing of the commercial launch of the product.

Under FDORA, a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if certain conditions are met. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a drug or biological product candidate that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original New Drug Application (“NDA”) or BLA for a drug that uses or incorporates the platform technology. Designated platform technology status does not ensure that a drug or biological product candidate will be developed more quickly or receive FDA approval. In addition, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

Regenerative Medicine Advanced Therapy Designation

The FDCA was amended to facilitate an efficient development program for, and expedite review of regenerative medicine advanced therapy (“RMAT”), which include cell and gene therapies, therapeutic tissue engineering products, human cell and tissue products and combination products using any such therapies or products. RMAT do not include those HCT/Ps regulated solely under section 361 of the PHSA and 21 CFR Part 1271. This program is intended to facilitate efficient development and expedite review of regenerative medicine therapies, which are intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and qualify for RMAT designation. A drug sponsor may request that the FDA designate a drug as a RMAT concurrently with or at any time after submission of an IND. The FDA has 60 calendar days to determine whether the drug meets the RMAT criteria, including whether there is preliminary clinical evidence indicating that the drug has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A BLA for a regenerative medicine therapy that has received RMAT designation may be eligible for priority review or accelerated approval through use of surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites. Benefits of RMAT designation also include early interactions with the FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy with RMAT designation that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence from clinical trials, patient registries or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to approval of the therapy. Like some of the FDA’s other expedited development programs, RMAT designation does not change the standards for approval but may help expedite the development or approval process.

Post-Approval Requirements

Maintaining substantial compliance with applicable federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of drug and biological products continues after approval, particularly with respect to cGMP. Manufacturers of approved products are required to comply with applicable requirements in the cGMP regulations, including quality control, quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to drug or biological products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, product track and tracing and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before the lot is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of approved products.

Companies must also comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors or other stakeholders, debarment, restitution, disgorgement of profits or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Drug or biological product manufacturers and other entities involved in the manufacture and distribution of approved products, and those supplying products, ingredients, and components of them, are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, or making modifications to the formulation, are also subject to further FDA review and approval and may require further nonclinical and clinical development.

Data and Marketing Exclusivity

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHSA attempts to minimize duplicative testing.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

A reference biological product is granted four- and 12-year exclusivity periods from the time of first licensure of the product. The FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and the FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until 12 years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor-in-interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

A drug or biological product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods for all formulations, dosage forms and indications of the product. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.

Government Regulation Outside of the United States

In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving drug or biological products as well as authorization and approval of our products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

EU Non-Clinical Studies and Clinical Trials Regulation

Similarly to the United States, the various phases of non-clinical and clinical research in the European Union (“EU”) are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical (pharmaco-toxicological) studies used to support regulatory filings must be conducted in compliance with the principles of good laboratory practice (“GLP”) as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products, e.g., radio-pharmaceutical precursors for radio-labeling purposes). GLP principles define a set of rules and criteria for a quality system concerned with the organizational process and the conditions under which these non-clinical studies are planned, performed, monitored, recorded, archived and reported. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use ("ICH") guidelines on GCP as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation (“CTR”) which was adopted in April 2014 and repealed the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR, which is directly applicable in all EU member states (meaning that no national implementing legislation in each EU member state is required), aims at simplifying and streamlining the approval of clinical trials in the EU. For instance, the CTR provides for a streamlined application procedure via a single entry point and strictly defined deadlines for the assessment of clinical trial applications. The CTR provides for a three-year transition period. Since January 31, 2023, submissions for all new clinical trials must be made under the CTR. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the EU Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the EU Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR.

Medicines used in clinical trials must be manufactured in accordance with Good Manufacturing Practice (“GMP”). Other national and EU-wide regulatory requirements may also apply.

EU Marketing Authorization

In the EU, medicinal products can only be commercialized after obtaining a marketing authorization (“MA”). To obtain regulatory approval of a medicinal product in the EU, we must submit an MA application (“MAA”). The process for doing this depends, among other things, on the nature of the medicinal product.

A centralized MA is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”), of the EMA, and is valid throughout the EU. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicinal products (gene-therapy, somatic cell-therapy or tissue-engineered medicines) and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

Under the centralized procedure, the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding clock stops, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

PRIME Designation

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines (“PRIME”) scheme is intended to encourage product development in areas of unmet medical need and provides for potential accelerated assessment of products representing substantial innovation, where the MAA will be made through the centralized procedure. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicine will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements and accelerated MAA assessment once a dossier has been submitted. Importantly, a dedicated MAA contact and rapporteur from the CHMP or the EMA’s Committee for Advanced Therapies are appointed early in the PRIME scheme facilitating increased understanding of the product at EMA’s committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies. If, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Periods of Authorization and Renewals

An MA has, in principle, an initial duration of five years and it may be renewed after five years on the basis of a re-evaluation of the risk benefit balance by the EMA, or by the competent authority of the EU member states. Once renewed, the MA is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period.

Data and Marketing Exclusivity

In the EU, innovative medicinal products generally receive eight years of data exclusivity and an additional two years of market exclusivity upon receiving an MA. If granted, data exclusivity prevents generic or biosimilar applicants from referencing the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU, during a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until ten years have elapsed from grant of the initial MA for the reference product in the EU. The overall ten-year exclusivity can be extended to a maximum of eleven years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if an innovative medicinal product gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained an MA based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials. There is, however, no guarantee that a product will be considered by the EU’s regulatory authorities to be an innovative medicinal product, and products may therefore not qualify for data exclusivity.

Orphan Designation and Exclusivity

The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. A medicinal product can be designated as an orphan product if its sponsor can establish that: (i) the product is intended for the diagnosis, prevention or treatment of a life threatening or chronically debilitating condition, (ii) either (a) such condition affects not more than five in 10,000 persons in the EU when the application is made or (b) the product, without the benefits derived from the orphan status, would not generate sufficient return in the EU to justify the necessary investment and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized for marketing in the EU or, if such method exists, the product will be of significant benefit to those affected by that condition.

Orphan designation must be requested before submitting an MAA. An EU orphan designation entitles a party to incentives such as reduction of fees or fee waivers. Upon grant of an MA, orphan medicinal products are entitled to ten years of market exclusivity for the approved indication, which means that the competent authorities cannot accept another MAA, or grant an MA, or accept an application to extend an MA for a similar medicinal product for the same indication for a period of ten years.The period of market exclusivity is extended by two years where an agreed pediatric investigation plan(“PIP”) has been complied with in respect of an orphan medicinal product. No extension to any supplementary protection certificate (“SPC”), can be granted on the basis of pediatric studies for orphan indications. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, an MA may be granted to a similar medicinal product for the same indication as an authorized orphan product at any time if:

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the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;
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the MA holder of the authorized orphan medicinal product consents to a second orphan medicinal product application; or
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the MA holder of the authorized orphan medicinal product cannot supply sufficient quantities of the orphan medicinal product.

Pediatric Development

In the EU, MAAs for new medicinal “products have to include the results of studies conducted in the pediatric population, in compliance with a PIP agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product for which an MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all the EU member states and study results are included in the product information, even when negative, the product is eligible for a six month extension of the protection under an SPC, provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to two years before the SPC expires. In the case of orphan medicinal products, a two year extension of the orphan market exclusivity may be available.

The aforementioned EU rules are generally applicable in the European Economic Area (“EEA”) which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Failure to comply with EU and member state laws that apply to the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant an MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

Reform of the Regulatory Framework in the EU

The EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products (potentially reducing the duration of regulatory data protection, revising the eligibility for expedited pathways, etc.) was published on April 26, 2023. The proposed revisions remain to be agreed and adopted by the European Parliament and European Council and the proposals may therefore be substantially revised before adoption.

Brexit and the Regulatory Framework in the United Kingdom

The United Kingdom (“UK”), formally left the EU on January 31, 2020, and the EU and the UK have concluded a trade and cooperation agreement (“TCA”), which has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of cGMP, inspections of manufacturing facilities for medicinal products, and cGMP documents issued, but does not provide for wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework currently continues to apply in Northern Ireland). Except with respect to the (EU) CTR, the regulatory regime in Great Britain aligns in many ways with current EU medicines regulations, although it is possible that these regimes will diverge more significantly in the future now that Great Britain’s regulatory system is independent from the EU, and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation.

However, notwithstanding that there is no wholesale recognition of EU pharmaceutical legislation under the TCA, under a new international recognition framework which was put in place by the MHRA on January 1, 2024, the MHRA may take into account decisions on the approval of MAs from the EMA (and certain other regulators) when considering an application for a Great Britain or UK MA.

On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework”. This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. In particular, the MHRA will be responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single UK-wide MA will be granted by the MHRA for all medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the UK government and the EU will enact legislative measures to bring it into law. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025.

Japanese Regulation

Manufacturers and sellers of drugs, quasi-drugs, cosmetics, medical devices and regenerative medical products (“Designated Products”) in Japan are subject to the supervision of Japan’s Ministry of Health, Labour and Welfare (“MHLW”) primarily under the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices of Japan (the “PMD Act”). Under the PMD Act, the relevant licenses must be obtained from the MHLW in order to conduct the business of manufacturing, marketing or selling Designated Products.

Applications for the approval of new products are made through the PMDA. The clinical trial data and other pertinent data must be attached to the application for approval. If the drugs, medical devices or regenerative medical products under application are of types designated by the ministerial ordinance of the MHLW, the data attached to the application for approval must be obtained in compliance with the standards established by the Minister of the MHLW (the "Minister"), including good laboratory practices and good clinical practices. Once an application for approval is submitted, a review team is formed, which consists of specialized officials of the PMDA, including experts on chemistry/manufacturing, non-clinical, clinical and biostatistics. Team evaluation results are passed to the PMDA’s external experts, who then report back to the PMDA. After a further team evaluation, a report is provided to the Minister; the Minister makes a final determination for approval and refers this to the Pharmaceutical Affairs and Food Sanitation Council, which then advises the MHLW on final approvability. Marketing and distribution approvals require a review to determine whether or not the product in the application is suitable as a Designated Product to be manufactured and distributed with which a manufacturing and distribution business license for the type of Designated Product concerned has been obtained, and to confirm that the product has been manufactured in a facility compliant with good manufacturing practices and good gene, cellular and tissue-based products manufacturing practice.

The MHLW may designate drugs, medical devices or regenerative medicine products as orphan products or pioneering products defined in the PMD Act and may prioritize examining such products over other products if such designated products satisfy certain requirements. In addition, if such products are designated as orphan products, the applicant may receive subsidy payments or preferential tax treatment for the promotion of the research and development thereof. Furthermore, if products are designated as orphan products or pioneering products, they are entitled to a relatively longer re-examination period, during which the Minister may not approve another marketing application for the same drug, medical devices or regenerative medicine products for the same indication for that time period. The applicable period is from six to ten years for orphan products and from six to eight years for pioneering products.

Once the MHLW has approved the application, the company can make the new drug or regenerative medicine product available for physicians to prescribe. After that, the MHLW lists its National Health Insurance price within 60 days (or 90 days at the latest) from the approval, and physicians can obtain reimbursement. For some medications, the MHLW requires additional post marketing studies (Phase 4) to further evaluate safety and/or to gather information concerning the quality, efficacy and safety of the product under specified conditions, in addition to post marketing surveillance including Early Post-marketing Phase Vigilance based on the risk management plan for all new medications. The MHLW also requires the drug’s sponsor to submit periodic safety update reports. Within three months from the specified re-examination period, which is designated at the time of the approval of the application for the new product, the company must submit a re-examination application to enable the pruduct’s quality, efficacy and safety to be reassessed against approved labeling by the PMDA.

The PMD Act also provides for special regulations applicable to Designated Products made of biological raw materials. These regulations impose various obligations on manufacturers and other persons in relation to manufacturing facilities, explanation to patients, labeling on products, record-keeping and reporting to the Minister.

Under the PMD Act, the Minister may take various measures to supervise manufacturing and marketing license holders of Designated Products. The Minister has the authority to order manufacturing and marketing license holders to temporarily suspend the marketing, leasing or providing of the Designated Products to prevent risks or increases in risks to the public health. Also, the Minister may revoke a license or approval granted to a manufacturing and marketing license holder or order a temporary business suspension under certain limited circumstances such as violation of laws relating to Designated Products.

Coverage and Reimbursement

In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments such as cell therapy products. Sales of these or other product candidates that we may identify will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. In the United States, the Centers for Medicare & Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services (“HHS”), determines whether and to what extent a new product will be covered and reimbursed under Medicare and state Medicaid programs, and private payors tend to follow CMS to a substantial degree. Factors payors consider in determining reimbursement are based on whether the product is:

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a covered benefit under its health plan;
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safe, effective and medically necessary;
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appropriate for the specific patient;
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cost-effective; and
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neither experimental nor investigational.

In addition, many third-party payors are increasingly limiting both coverage and the level of reimbursement of new drugs. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Net prices for drugs may be also reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.

Other Healthcare Laws and Compliance Requirements

In the United States, our current and future operations are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, CMS, other divisions of HHS (such as the Office of Inspector General, Office for Civil Rights and the Health Resources and Service Administration), the U.S. Department of Justice (“DOJ”), individual U.S. Attorney offices within the DOJ, and state and local governments. For example, our clinical research, sales, marketing and scientific/educational grant programs may have to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy and security provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and similar state laws, each as amended, as applicable:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate the federal Anti-Kickback Statute to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers, among others, on the other hand;
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the federal civil and criminal false claims laws, including the False Claims Act, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by, Medicare, Medicaid or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the False Claims Act. The False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery;
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HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious, or fraudulent statements or representations in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;
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the federal transparency requirements under the ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which require applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed healthcare practitioners such as physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;
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federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;
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federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States (such as the EU, which adopted the General Data Protection Regulation, which became effective in May 2018); state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect; and
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state laws related to insurance fraud in the case of claims involving private insurers.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Law enforcement authorities are increasingly focused on enforcing fraud and abuse laws, and it is possible that some of our practices may be challenged under these laws. Efforts to ensure that our current and future business arrangements with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. If our operations, including our arrangements with physicians and other healthcare providers, some of whom are paid, in part, in the form of stock or stock options, are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, criminal and/or civil penalties, damages, fines, disgorgement, reputational harm, imprisonment, the exclusion or suspension from federal and state healthcare programs such as Medicare and Medicaid and debarment from contracting with the U.S. government, and/or the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. If any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to similar penalties.

The risk of our being found in violation of these laws is increased by the fact that many of these laws have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain a robust system to comply with multiple jurisdictions with different compliance and reporting requirements increases the possibility that a healthcare company may violate one or more of the requirements. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial cost.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in 2010, the ACA was enacted which includes changes to the coverage and payment for products under government health care programs. Among other things, the ACA:

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expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program;
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extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans;
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established annual fees and taxes on manufacturers of certain branded prescription drugs;
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created a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.; and
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expanded the entities eligible for discounts under the 340B Drug Pricing Program.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on March 22, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminated the statutory Medicaid drug rebate cap, effective January 1, 2024, for single source and innovator multiple source drugs. The rebate was previously capped at 100 percent of a drug’s average manufacturer price. Further, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers, which will remain in effect through 2032. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Further, in 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

The prices of prescription pharmaceuticals in the United States and foreign jurisdictions are subject to considerable legislative and executive actions and could impact the prices we obtain for our products, if and when licensed. By way of example, in the United States, in August 2022, the Inflation Reduction Act (“IRA”) was signed into law. The IRA includes several provisions that will affect our business to varying degrees, including provisions that create a $2,000 out-of-pocket cap for Medicare Part D beneficiaries, impose new manufacturer financial liability on all drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for drug prices that increase faster than inflation, and delay the rebate rule that would require pass through of pharmacy benefit manager rebates to beneficiaries. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple orphan designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA’s Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general is not yet known.

In addition to pricing regulations, reforms of regulatory approval frameworks may adversely affect our pricing strategy. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and any such measures may be reversed or otherwise changed, we expect the U.S. government to continue to seek new legislative measures to control drug costs.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects. However, we expect that additional state and federal healthcare reform measures will be adopted in the future.

Employees

As of September 30, 2024, we had 69 full-time employees, including ten employees employed outside of the United States. We also engage contractors and consultants. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We have not experienced any work stoppages due to employee disputes, and we consider our relationship with our employees to be good.

Our objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of equity-based compensation awards in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Facilities

Our corporate headquarters is located in Seattle, Washington, and consists of approximately 4,000 square feet of office, research and laboratory space pursuant to a lease that expires in February 2025. We also lease approximately 15,000 square feet of additional office space in Seattle, Washington pursuant to a lease that expires in May 2027, which we sublease in its entirety, approximately 7,000 square feet of office space in Cambridge, Massachusetts pursuant to a lease that expires in June 2029, approximately 400 square feet of office and laboratory space in Kyoto, Japan pursuant to a lease that expires in February 2026 and approximately 80 square feet of office space in Tokyo, Japan pursuant to a lease that expires in May 2025.

We lease all of our facilities and do not own any real property. We believe that our existing facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available as and when needed.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of our business. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on our business, financial condition and results of operations because of defense and settlement costs, diversion of management time and resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of October 15, 2024:

Name	Age	Position(s)
Executive Officers
Gregory D. Kunst, M.B.A.	45	Chief Executive Officer and Director
Michael H. Goldstein, M.D., M.B.A.	58	President and Chief Medical Officer
Arnaud Lacoste, M.B.A., Ph.D.	52	Chief Scientific Officer
Jonathan M. Sparks, J.D., Ph.D.	50	Chief Legal Officer
Matthew Fowler, M.B.A.	45	Vice President of Accounting & Finance Operations

Non-Employee Directors
Thomas Frinzi	69	Director and Executive Chair
Thomas R. Hudnall, J.D.	52	Director
Andrew ElBardissi, M.D.	43	Director
Patrick Lally, M.B.A.	43	Director
Christine Z. McCauley, M.S.H.R.M.	60	Director
Joe Rappon, O.D., M.S., F.A.A.O.	50	Director

(1)
Member of the audit committee
(2)
Member of the compensation committee
(3)
Member of the nominating and corporate governance committee

Executive Officers

Gregory D. Kunst, M.B.A. Mr. Kunst has served as our Chief Executive Officer since April 2021 and as a member of our board of directors since April 2021. Mr. Kunst previously served in various roles, most recently as Vice President of Global Marketing from October 2018 to March 2021 and as Senior Director, Global Market Access and Business Development from April 2015 to October 2018 at Glaukos Corporation (NYSE: GKOS) (“Glaukos”). Prior to joining Glaukos, Mr. Kunst served as Global Marketing Director at Alcon Inc. (NYSE: ALC) (“Alcon”) from March 2010 to March 2015. Before Mr. Kunst’s role at Alcon, he served in roles of increasing responsibility at Kinetic Concepts, Inc. from May 2006 to March 2010. Mr. Kunst has also served as a board member of Pr3vent Inc. since April 2023. Mr. Kunst received his B.S. in Economics from Brigham Young University and his M.B.A. from Vanderbilt University. We believe Mr. Kunst’s extensive leadership experience in the ophthalmic medical device, biotechnology and pharmaceutical industries in large, well-established public companies and his role as Chief Executive Officer of the Company qualify him to serve as a member of our board of directors.

Michael H. Goldstein, M.D., M.B.A. Dr. Goldstein has served as our President and Chief Medical Officer since July 2022. Dr. Goldstein previously served as President, Ophthalmology of Ocular Therapeutix, Inc. (“Ocular”) (NASDAQ: OCUL) from January 2021 to June 2022 and as Chief Medical Officer from September 2017 to June 2022, and has served as Chief Strategy Advisor to Ocular from July 2022 to December 2023. Prior to this role, Dr. Goldstein served as Chief Medical Officer of Applied Genetic Technologies Corp. (“AGTC”) from December 2016 until September 2017. Prior to joining AGTC, Dr. Goldstein served in roles of increasing responsibility, including Chief Medical Officer, at Eleven Biotherapeutics, Inc. (NASDAQ: EBIO) from January 2013 to September 2016. Dr. Goldstein has also served as the team ophthalmologist for the Boston Celtics since 2006 and as a physician at the New England Eye Center at Tufts University School of Medicine since 2001, and served as Co-Director of the Cornea and External Disease Service at New England Eye Center, Tufts University School of Medicine

from 2007 to 2020. Dr. Goldstein received his B.A. in Political Economy from Williams College, his M.D. from Northwestern University Medical School and his M.B.A. from Northwestern University’s Kellogg Graduate School of Management.

Arnaud Lacoste, M.B.A., Ph.D. Dr. Lacoste has served as our Chief Scientific Officer since April 2021. Dr. Lacoste previously served as the Director of Cell and Gene Therapy programs at Novartis AG (NYSE: NVS) (“Novartis”) from May 2013 to April 2021 and prior to this role, as Project Team Leader, Stem Cells & Regenerative Medicine. Prior to Novartis, Dr. Lacoste served as the Director of Rockefeller University’s stem cell facility. Dr. Lacoste was also a co-founder of Inseron, Inc. and served as its Chief Scientific Officer. Dr. Lacoste received his undergraduate degree in Life Sciences from the University of Bordeaux, his M.B.A. from Boston University and his Ph.D. in Life Sciences from the Université Pierre et Marie Curie (Paris VI).

Jonathan M. Sparks, J.D., Ph.D. Dr. Sparks has served as our Chief Legal Officer since December 2022. Dr. Sparks has also served as a Partner at McCarter & English, LLP since July 2010. Dr. Sparks previously served Ocular as its General Counsel, Chief Intellectual Property Counsel, and Chief Compliance Officer from November 2018 to November 2020. Prior to this role, Dr. Sparks served AGTC as its General Counsel from October 2015 to October 2018. Dr. Sparks received his B.A. in Biochemistry from Ithaca College, his J.D. from Suffolk University Law School and his Ph.D. in Physical Biochemistry and Molecular Biology from Texas A&M University.

Matthew Fowler, M.B.A. Mr. Fowler has served as our Vice President of Accounting & Finance Operations since May 2024. Mr. Fowler previously served as the Chief Financial Officer at POSaBIT Systems Corporation from May 2021 to May 2024. Prior to this role, Mr. Fowler served as Senior Vice President of Finance and Accounting at AuthenticID from December 2019 to May 2021. Prior to this role, Mr. Fowler held roles of increasing responsibility at Phytelligence Inc. from June 2018 to November 2019, and most recently served as Vice President of Finance from January 2019 to November 2019. Mr. Fowler received his B.A. in Economics from the University of Washington and his M.B.A. from Gonzaga University.

Non-Employee Directors

Thomas Frinzi. Mr. Frinzi has served as Executive Chair and a member of our board of directors since April 2022. Since January 2023, Mr. Frinzi has served as President and Chief Executive Officer of STAAR Surgical Co. (NASDAQ: STAA) (“STAAR”). From February 2017 to December 2019, Mr. Frinzi served as Worldwide President, Surgical for Johnson & Johnson Vision. Mr. Frinzi served as Senior Vice President of Abbott Laboratories (“Abbott”), a medical devices and health care company, and President of Abbott Medical Optics (“AMO”) from January 2016 until February 2017, when Johnson & Johnson (NYSE: JNJ) acquired AMO. Previously, Mr. Frinzi served as President and Chief Executive Officer of WaveTec Vision from September 2010 to September 2014, when it was acquired by Alcon, after which Mr. Frinzi served as Alcon’s Head of WaveTec Vision until July 2015. Mr. Frinzi has served on the board of directors of STAAR since June 2020, serving on the compensation committee from June 2020 through January 2023 and becoming Chairman of the board of directors of STAAR in June 2022, and has served on the board of directors of several private companies. Mr. Frinzi received his B.S. in social science from the University of Tampa. We believe that Mr. Frinzi’s extensive experience in the ophthalmic medical device industry in large, well-established companies and innovative start-ups qualify him to serve on our board of directors.

Andrew ElBardissi., M.D., M.B.A. Dr. ElBardissi has served as a member of our board of directors since April 2022. Dr. ElBardissi has been a Partner at Deerfield Management Company, L.P. (“Deerfield”) since January 2019. Prior to that, Dr. ElBardissi served as Principal at Deerfield from February 2017 to January 2019. Previously, Dr. ElBardissi served as a Principal at Longitude Capital Management Co., LLC from January 2014 to January 2017. Prior to that, Dr. ElBardissi served as an Associate in J.P. Morgan Chase & Co.’s Healthcare Investment Banking practice from June 2011 to July 2013. Dr. ElBardissi has served on the board of directors of Acutus Medical, Inc. (OTC: AFIB) since July 2017. Dr.

ElBardissi also served on the board of directors of DA32 Life Science Tech Acquisition Corp. (NASDAQ: DALS) from July 2021 to July 2023, the board of directors of Singular Genomics Systems, Inc. (NASDAQ: OMIC) from June 2018 to May 2021, the board of directors of GeneDx Holdings Corp. (NASDAQ: WGS) from June 2020 to July 2021 and the boards of directors of several private companies. Dr. ElBardissi received his B.S. in Biology from the Schreyer Honors College at the Pennsylvania State University, his M.P.H. in Quantitative Methods from Harvard University, his M.B.A. from Harvard Business School and his M.D. from the Mayo Clinic College of Medicine. We believe Dr. ElBardissi’s extensive experience as a venture capital investor and a member of the boards of directors of multiple private medical technology companies qualifies him to serve on our board of directors.

Thomas R. Hudnall, J.D. Mr. Hudnall has served as a member of our board of directors since August 2024. Mr. Hudnall currently serves as the Vice President of Corporate Legal and Assistant Corporate Secretary at Alcon. Mr. Hudnall has served in this role since April 2019. Before that, Mr. Hudnall held various roles at Alcon, including Global Head – Transactions from February 2013 to April 2019, Head Americas Region from June 2011 to February 2013 and Associate General Counsel from January 2008 to June 2011. Mr. Hudnall received his B.S. in Economics from Texas A&M University and his J.D. with Honors from the University of Texas School of Law. We believe Mr. Hudnall’s extensive experience as a legal advisor to companies qualifies him to serve on our board of directors.

Patrick Lally, M.B.A. Mr. Lally has served as a member of our board of directors since April 2022. Mr. Lally has been a Partner at Petrichor Healthcare Capital Management (“Petrichor”), a life sciences-focused investment firm, since launch in 2018. Prior to Petrichor, Mr. Lally was an investor in the healthcare special situations and structured finance business at OrbiMed Advisors. Previously, Mr. Lally focused on healthcare investments in the Drawbridge Special Opportunities Fund at Fortress Investment Group. Mr. Lally began his career at Barclays Capital, where he worked in the capital markets and leveraged finance teams. Mr. Lally received his A.B. in Molecular Biology from Princeton University and his M.B.A. from The Wharton School at the University of Pennsylvania. We believe Mr. Lally’s extensive experience as a healthcare investor qualifies him to serve on our board of directors.

Christine Z. McCauley, M.S.H.R.M. Ms. McCauley has served as a member of our board of directors since April 2022. Ms. McCauley has served as the Corporate Vice President, Global Human Resources, for Edwards Lifesciences since August 2012. Prior to this time, Ms. McCauley served in leadership roles of increasing responsibility at Edwards Lifesciences since August 1999. Ms. McCauley received bachelor’s degrees in both business administration and organizational effectiveness from The College at Brockport State University of New York and her M.S.H.R.M. from Chapman University. We believe Ms. McCauley’s extensive experience in human resources and her leadership role at a leading medical technology company qualifies her to serve on our board of directors.

Joe Rappon, O.D., M.S., F.A.A.O. Dr. Rappon has served as a member of our board of directors since October 2024. Dr. Rappon has served as Vice President–Pharmaceutical Research & Development at Alcon since April 2022. Prior to this role, Dr. Rappon served as Chief Medical Officer at SightGlass Vision, Inc. from February 2018 to April 2022. Dr. Rappon received his B.S. in Biology from SUNY Geneseo and his O.D. and M.S. in Vision Science from SUNY College of Optometry. We believe Dr. Rappon’s extensive experience in developing new ophthalmic products qualifies him to serve on our board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors intends to adopt a code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as our contractors, consultants and agents. Following this offering, the full text of our code of business conduct and ethics will be posted on the investor relations page on our website at www.aurionbiotech.com. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website identified above, or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven directors. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our certificate of incorporation and bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified Board

We intend to adopt an amended and restated certificate of incorporation that will be in effect upon the closing of this offering. Our certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•
the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in ;
•
the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in ; and
•
the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in .

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors with staggered three-year terms may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware and Washington Law, Our Certificate of Incorporation and Our Bylaws.”

Director Independence

We intend to apply to list our common stock on the . Under the listing rules, independent directors must comprise a majority of a listed company’s board of directors within one year from the date of listing. In addition, the listing rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within one year from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under the listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (ii) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that , representing of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under the listing standards of the . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Diversity Policies

In connection with this offering, we intend to adopt policies and procedures for director candidates for our nominating and corporate governance committee, which will provide that the value of diversity should be considered in determining director candidates, as well as other factors, such as a candidate’s character, judgment, skills, education, expertise and absence of conflicts of interest. Our priority in selection of board members will be identification of members who will further the interests of our stockholders through their established records of professional accomplishment, their ability to contribute positively to the collaborative culture among board members, and their knowledge of our business and understanding of the competitive landscape in which we operate and adherence to high ethical standards. The nominating and corporate governance committee and the full board of directors are committed to creating a board of directors with diversity, including diversity of expertise, experience, background and gender, and are committed to identifying, recruiting and advancing candidates offering such diversity in future searches.

Board Leadership Structure and Board’s Role in Risk Oversight

Currently, the role of chairman of our board of directors is separated from the role of chief executive officer. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of our board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chair of our board of directors, particularly as the board of directors’ oversight responsibilities continue to grow. While our bylaws and corporate governance guidelines do not require that our board chair and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section titled “Risk Factors” appearing elsewhere in this prospectus.

Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until the earlier of their resignation or removal by our board of directors in its discretion.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be , and , with serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of the applicable to audit committee members. Each member of our audit committee also meets the financial literacy requirements of the listing standards of the . In addition, our board of directors has determined that is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following completion of this offering, our audit committee will, among other things:

•
select, retain, compensate, evaluate, oversee and, where appropriate, terminate our independent registered public accounting firm;
•
review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent auditor;
•
evaluate the independence and qualifications of our independent registered public accounting firm;
•
review our financial statements, and discuss with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;
•
review and discuss with management and our independent registered public accounting firm the quality and adequacy of our internal controls and our disclosure controls and procedures;
•
discuss with management our procedures regarding the presentation of our financial information, and review earnings press releases and guidance;
•
oversee the design, implementation and performance of our internal audit function, if any;

•
set hiring policies with regard to the hiring of employees and former employees of our independent auditor and oversee compliance with such policies;
•
review, approve and monitor related party transactions;
•
adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;
•
review and discuss with management and our independent auditor the adequacy and effectiveness of our legal, regulatory and ethical compliance programs; and
•
review and discuss with management and our independent auditor our guidelines and policies to identify, monitor and address enterprise risks.

Our audit committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of the .

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be , and , with serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of the applicable to compensation committee members. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Following completion of this offering, our compensation committee will, among other things:

•
review, approve or make recommendations to our board of directors regarding the compensation for our executive officers, including our chief executive officer;
•
review, approve and administer our employee benefit and equity incentive plans;
•
establish and review the compensation plans and programs of our employees, and ensure that they are consistent with our general compensation strategy;
•
make recommendations to our board of directors regarding non-employee director compensation; and
•
approve or make recommendations to our board of directors regarding the creation or revision of any clawback policy.

Our compensation committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of the .

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our nominating and corporate governance committee will be , and , with serving as chairperson, each of whom meets the requirements for independence under the listing standards of the . Following completion of this offering, our nominating and corporate governance committee will, among other things:

•
review and assess and make recommendations to our board of directors regarding desired qualifications, expertise and characteristics sought of board members;
•
identify, evaluate, select or make recommendations to our board of directors regarding nominees for election to our board of directors;
•
develop policies and procedures for considering stockholder nominees for election to our board of directors;
•
review our succession planning process for our chief executive officer and any other members of our executive management team;
•
review and make recommendations to our board of directors regarding the composition, organization and governance our board of directors and its committees;
•
review and make recommendations to our board directors regarding our corporate governance guidelines and corporate governance framework;
•
oversee director orientation for new directors and continuing education for our directors;
•
oversee the evaluation of the performance of our board of directors and its committees;
•
review and monitor compliance with our code of business conduct and ethics, and review conflicts of interest of our board members and officers other than related party transactions reviewed by our audit committee; and
•
administer policies and procedures for communications with the non-management members of our board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable listing standards of the .

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non‑employee directors for service as directors. We anticipate adopting a formal compensation policy for our non-employee directors, which will govern their cash and equity compensation following the completion of this offering.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, and which will contain provisions that limit the liability of our directors and certain of our officers for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the greatest extent permitted by the DGCL.

In addition, we expect to adopt amended and restated bylaws, which will become effective as of the closing of this offering, and which will provide that we will indemnify our directors and officers, and may indemnify our employees, agents and any other persons, to the fullest extent permitted by the DGCL. Our bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses reasonably and actually incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

We also expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been our directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Exchange Act. The compensation provided to our named executive officers for the year ended December 31, 2023 is detailed in the “2023 Summary Compensation Table” and accompanying footnotes and narrative that follow. Our named executive officers for the year ended December 31, 2023, which consist of our Chief Executive Officer and the two most highly compensated executive officers (other than our Chief Executive Officer) who were serving as our executive officers on December 31, 2023, are:

•
Gregory D. Kunst, M.B.A., our Chief Executive Officer;
•
Michael H. Goldstein, M.D., M.B.A., our President and Chief Medical Officer; and
•
Arnaud Lacoste, M.B.A., Ph.D., our Chief Scientific Officer.

2023 Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to our named executive officers for services rendered to us in all capacities during the fiscal year ended December 31, 2023.

Name and Principal Position	Year	Salary($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation(3)	Total($)
Gregory D. Kunst, M.B.A. Chief Executive Officer	2023	475,000	1,328,303	267,187	-	2,070,490
Michael H. Goldstein, M.D., M.B.A. President and Chief Medical Officer	2023	530,000	1,044,757	198,750	1,000	1,774,507
Arnaud Lacoste, M.B.A., Ph.D. Chief Scientific Officer	2023	394,000	956,459	147,656	-	1,498,115

(1)
The amounts reported represent the aggregate grant date fair value of stock options awarded to our named executive officers during the fiscal year ended December 31, 2023, calculated in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC"), Topic 718, disregarding estimated forfeitures related to service-based vesting. For a description of the assumptions used in determining these values, see Note 2, "Stock-based compensation" of our audited consolidated financial statements included elsewhere in this prospectus. The amount reported in this column reflects the accounting cost for the stock options and does not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the stock options or any sale of the underlying shares.
(2)
The amounts reported reflect annual bonuses under our annual cash incentive compensation program based on achievement of company performance and individual performance during the year ended December 31, 2023. The bonuses were paid March 15, 2024. For more information on these bonuses, see description of the annual performance bonuses under the section titled “Narrative to the 2023 Summary Compensation Table—2023 Cash Incentive Compensation” below.
(3)
The amounts reported represent 401(k) matching contributions made by us.

Narrative to the 2023 Summary Compensation Table

2023 Base Salaries

Our named executive officers each receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors or the compensation committee of our board of directors, and may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

For the fiscal year ended December 31, 2023, the annual base salaries for Mr. Kunst and Dr. Goldstein were $475,000 and $530,000, respectively. For the fiscal year ended December 31, 2023, Dr. Lacoste’s annual base salary was $375,000, which was increased to $450,000 effective as of October 1, 2023.

2023 Cash Incentive Compensation

For the fiscal year ended December 31, 2023, each of our named executive officers was eligible to earn an annual bonus based on our achievement of certain performance objectives, as determined by our board of directors or compensation committee. The target annual bonus for 2023 for Mr. Kunst, Dr. Goldstein and Dr. Lacoste were 75%, 50% and 50%, respectively, of the named executive officer’s applicable annual base salary. The board of directors determined that the 2023 bonus pool be funded at 75% based on our achievement of 2023 targets, including clinical achievements, chemistry manufacturing and control achievements and commercialization in Japan.

Equity-based Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period.

Accordingly, our board of directors periodically reviews the equity incentive compensation of our executive officers and may grant equity incentive awards to them from time to time. During the fiscal year ended December 31, 2023, we granted option awards to our named executive officers under our 2017 Equity Incentive Plan, as amended from time to time (the “2017 Plan”) as described in more detail in the “Outstanding Equity Awards at 2023 Fiscal Year-End” table below.

Perquisites or Personal Benefits

Perquisites and other personal benefits are not a significant component of our executive compensation program. Accordingly, we do not provide perquisites or personal benefits to our named executive officers with an aggregate amount equal to or greater than $10,000.

401(k) Plan

We currently maintain a tax-qualified 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. Our 401(k) plan is intended to qualify for favorable tax treatment under Section 401(a) of the Code and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. We provided safe harbor matching contributions under the 401(k) plan during the fiscal year ended December 31, 2023, equal to 100% of the first 5% of compensation contributed. The employer contributions are immediately 100% vested. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers.

Executive Employment Arrangements

Employment Arrangements in Place Prior to the Offering

Gregory D. Kunst, M.B.A.

On June 30, 2022, we entered into an employment agreement with Mr. Kunst (the “2022 Kunst Employment Agreement”), for his continued employment as our Chief Executive Officer. The 2022 Kunst Employment Agreement provides for Mr. Kunst’s annual base salary, annual bonus, prior grant of an option award and his eligibility to participate in our benefit plans generally.

The 2022 Kunst Employment Agreement provides that, in the event of a termination of Mr. Kunst’s employment by us without “cause” or Mr. Kunst’s resignation for “good reason” (each as defined in the 2022 Kunst Employment Agreement), subject to Mr. Kunst’s execution of a separation agreement and release, we will pay Mr. Kunst (i) continued base salary for twelve (12) months, (ii) a prorated annual bonus for the year in which the termination occurs, payable at the time bonuses are paid generally executives of the Company, (iii) accelerated vesting of all outstanding unvested equity awards and (iv) premiums for COBRA coverage for himself and his then-enrolled eligible spouse and dependents for up to twelve (12) months, subject to Mr. Kunst’s timely election to receive continued health benefits under COBRA, or until Mr. Kunst becomes eligible for comparable coverage under the medical benefits program of a subsequent employer.

Under the 2022 Kunst Employment Agreement, all outstanding unvested equity awards held by Mr. Kunst will accelerate and vest in full upon a Corporate Change (as defined in the 2022 Kunst Employment Agreement). To the extent there is a change in control and Mr. Kunst may receive or become entitled to receive any “excess parachute payment” within the meaning of Sections 280G and 4999 of the Code, any payments or benefits Mr. Kunst would otherwise receive or be entitled to receive will be cut back so that no such payments shall constitute excess parachute payments, or will receive the full amount of such payments, whichever results in a better result on an after-tax basis.

Mr. Kunst also entered into a standard form agreement with respect to confidential information, intellectual property assignment and non-competition and non-solicitation restrictions.

Michael H. Goldstein, M.D., M.B.A.

On July 1, 2022, we entered into an employment agreement with Dr. Goldstein, for the position of President and Chief Medical Officer (the “Goldstein Employment Arrangement”). The Goldstein Employment Arrangement provides for Dr. Goldstein’s annual base salary, annual bonus, grant of an option award and his eligibility to participate in our benefit plans generally.

The Goldstein Employment Agreement provides that, in the event of a termination of Dr. Goldstein’s employment by us without “cause” or Dr. Goldstein’s resignation for “good reason” (each as defined in the Goldstein Employment Agreement), subject to Dr. Goldstein’s execution of a separation agreement and release, we will pay Dr. Goldstein (i) continued base salary for twelve (12) months (provided that, if such termination occurs during the twelve (12) month period following a Corporate Change (as defined in the Goldstein Employment Agreement), Dr. Goldstein will receive a lump sum payment equal to eighteen (18) months of his base salary), (ii) one and one-half times his target annual bonus for the year in which the termination of employment occurs, (iii) accelerated vesting of all outstanding unvested equity awards and (iv) premiums for COBRA coverage for himself and his then-enrolled eligible spouse and dependents for up to twelve (12) months (or eighteen (18) months if such termination occurs during the twelve (12) month period following a Corporate Change), subject to Dr. Goldstein’s timely election to receive continued health benefits under COBRA, or until Dr. Goldstein becomes eligible for comparable coverage under the medical benefits program of a subsequent employer.

To the extent there is a change in control and Dr. Goldstein may receive or become entitled to receive any “excess parachute payment” within the meaning of Sections 280G and 4999 of the Code, any payments or benefits Dr. Goldstein would otherwise receive or be entitled to receive will be cut back so that no such payments shall constitute excess parachute payments, or will receive the full amount of such payments, whichever results in a better result on an after-tax basis.

The Goldstein Employment Agreement includes provisions with respect to confidential information, intellectual property assignment and non-competition and non-solicitation restrictions.

Arnaud Lacoste, M.B.A., Ph.D.

On June 30, 2022, we entered into an employment agreement with Dr. Lacoste, for the position of Chief Scientific Officer (the “Lacoste Employment Arrangement”). The Lacoste Employment Arrangement for Dr. Lacoste’s annual base salary, annual bonus, prior grant of an option award and his eligibility to participate in our benefit plans generally.

The Lacoste Employment Agreement provides that, in the event of a termination of Dr. Lacoste’s employment by us without “cause” or Dr. Lacoste’s resignation for “good reason” (each as defined in the Lacoste Employment Agreement), subject to Dr. Lacoste’s execution of a separation agreement and release, we will pay Dr. Lacoste (i) continued base salary for twelve (12) months, (ii) a prorated annual bonus for the year in which the termination occurs, payable at the time bonuses are paid generally executives of the Company, (iii) accelerated vesting of all outstanding unvested equity awards and (iv) premiums for COBRA coverage for himself and his then-enrolled eligible spouse and dependents for up to twelve (12) months, subject to Dr. Lacoste’s timely election to receive continued health benefits under COBRA, or until Dr. Lacoste becomes eligible for comparable coverage under the medical benefits program of a subsequent employer.

Under the Lacoste Employment Agreement, all outstanding unvested equity awards held by Dr. Lacoste will accelerate and vest in full upon a Corporate Change (as defined in the Lacoste Employment Agreement). To the extent there is a change in control and Dr. Lacoste may receive or become entitled to receive any “excess parachute payment” within the meaning of Sections 280G and 4999 of the Code, any payments or benefits Dr. Lacoste would otherwise receive or be entitled to receive will be cut back so that no such payments shall constitute excess parachute payments, or will receive the full amount of such payments, whichever results in a better result on an after-tax basis.

Dr. Lacoste also entered into a standard form agreement with respect to confidential information, intellectual property assignment and non-competition and non-solicitation restrictions.

Compensation Recovery Policy

In accordance with the requirements of the Dodd-Frank Act, final SEC rules and applicable Nasdaq listing standards, our board of directors plans to adopt a compensation recovery policy, which will become effective upon the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The compensation recovery policy will provide that in the event we are required to prepare a restatement of financial statements due to material noncompliance with any financial reporting requirement under securities laws, we will seek to recover any incentive-based compensation that was based upon the attainment of a financial reporting measure and that was received by any current or former executive officer during the three-year period preceding the date that the restatement was required if such compensation exceeds the amount that the executive officer would have received had the financial results been properly reported.

Outstanding Equity Awards at Fiscal 2023 Year-End

The following table sets forth information concerning outstanding equity awards held by the named executive officers as of December 31, 2023.

			Option Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
	4/28/2021	4/12/2021	463	232	$4,600 (2)	4/28/2031
Gregory D. Kunst, M.B.A.	6/20/2022	4/5/2022	229,166	320,834	2.76	6/19/2032
	4/12/2023	4/12/2023	--	609,000	2.93	4/11/2033

Michael H. Goldstein, M.D., M.B.A.	8/2/2022	7/1/2022	152,645	278,355	2.76	8/1/2032
	4/12/2023	4/12/2023	--	479,000	2.93	4/11/2033
Arnaud Lacoste, M.B.A., Ph.D.	4/28/2021	3/1/2021	184	84	$4,600 (2)	4/28/2031
	6/20/2022	4/5/2022	95,833	134,167	2.76	6/19/2032
	4/12/2023	4/12/2023	--	267,000	2.93	4/11/2033
	10/31/2023	10/4/2023	--	165,000	2.93	10/30/2033

(1)
Each equity award is subject to the terms of the 2017 Plan (as described below). The shares underlying the stock option award, as applicable, vest as follows: 25% of such shares vested on vesting commencement date, and the remaining 75% of the shares vest in 36 equal monthly installments over the following three years, subject to the applicable named executive officer’s continued employment through each applicable vesting date. Each award is also subject to acceleration of vesting upon a change in control.
(2)
The exercise price and number of shares reflect the reverse stock split that was completed on April 5, 2022.

Employee Benefit and Equity Compensation Plans

2017 Equity Incentive Plan

Our 2017 Plan was approved by our board of directors and by our stockholders in April 2017. Our 2017 Plan was most recently amended in February 2023, and approved by stockholders in February 2023. As of September 30, 2024, we reserved an aggregate of 5,000,000 shares of our common stock for the issuance of options and other equity awards under our 2017 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

Our 2017 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units, each, an “award” and the recipient of such award, a “participant, to eligible employees, directors and consultants of ours and any parent or subsidiary of ours. It is expected that in connection with the effectiveness of the registration statement of which this prospectus forms a part, our 2017 Plan will be terminated and we will not grant any additional awards under our 2017 Plan thereafter. However, our 2017 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2017 Plan.

As of September 30, 2024, the following awards were outstanding under our 2017 Plan: stock options covering 4,690,222 shares of our common stock at a weighted average exercise price of $5.28. As of September 30, 2024, 85,439 shares remained available for future issuance under our 2017 Plan.

Plan Administration

Our 2017 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Different committees may administer our 2017 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2017 Plan and to control its operation, including the authority to construe and interpret the terms of our 2017 Plan and the awards granted under our 2017 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to our 2017 Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering our 2017 Plan.

The shares of our common stock underlying any awards that are expired, canceled, reacquired by us prior to vesting, become unexercisable for any reason without having been exercised in full, surrendered pursuant to an exchange program, retained by us upon exercise of an award in order to satisfy the exercise or purchase price for such award or any applicable withholding taxes due are currently added back to the shares of common stock available for issuance under our 2017 Plan. Following this offering, such shares will be added to the shares of common stock available for issuance under our 2024 Stock Option and Grant Plan (the “2024 Plan”).

Eligibility

Employees, directors and consultants of ours or our parent or subsidiary companies are eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and do not directly promote or maintain a market for our securities. Only our employees or employees of our parent or subsidiary corporations are eligible to receive incentive stock options.

Stock Options

Stock options have been granted under our 2017 Plan. Subject to the provisions of our 2017 Plan, the administrator determines the term of an option, the number of shares subject to an option and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed ten years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, unless expressly determined in writing by the administrator on the option’s grant date. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary may have a term of no longer than five years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in our 2017 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for three months or such longer period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for twelve months from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Non-transferability of Awards

Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (i) by will, (ii) by the laws of descent and distribution of cash or (iii) as permitted by Rule 701 of the Securities Act.

Certain Adjustments

If there is a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and type of shares that may be delivered under our 2017 Plan or the number, type and price of shares covered by each outstanding award.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and Change of Control

In the event of our merger with or into another corporation or entity or a “change in control” (as defined in our 2017 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices, (ii) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control, (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control, (iv) (a) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (b) the replacement of such award with other rights or property selected by the administrator in its sole discretion or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.

If the successor entity does not assume or substitute for the awards of a participant (or portion thereof), then, the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met. In addition, if an option or stock appreciation right fully vests upon the termination of a participant in connection with a merger or change in control pursuant to the immediately preceding sentence, the administrator will notify such participant in writing or electronically that the option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right will terminate upon the expiration of such period.

Amendment and Termination

Our board of directors may, at any time, terminate or amend our 2017 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2017 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2017 Plan. No amendment or alteration of our 2017 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that, in connection with the effectiveness of the registration statement of which this prospectus forms a part, our 2017 Plan will be terminated and we will not grant any additional awards under our 2017 Plan thereafter.

2024 Stock Option and Grant Plan

Our 2024 Plan was adopted by our board of directors on , adopted by our stockholders on , and will become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2024 Plan will replace the 2017 Plan as our board of directors has determined not to make additional awards under the 2017 Plan following the closing of our initial public offering. However, the 2017 Plan will continue to govern outstanding equity awards granted thereunder. The 2024 Plan allows us to make equity-based and cash-based incentive awards to our officers, employees, directors and consultants. The following summary describes the material terms of the 2024 Plan. This summary is not a complete description of all provisions of the 2024 Plan and is qualified in its entirety by reference to the 2024 Plan, which will be filed as an exhibit to the registration statement to which this prospectus is a part.

We have initially reserved shares of our common stock for the issuance of awards under the 2024 Plan (the “Initial Limit”). The 2024 Plan provides that the number of shares reserved and available for issuance under the 2024 Plan will automatically increase on January 1, 2026 and each January 1 thereafter through January 1, 2035, by % of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee (the “Annual Increase”). The number of shares reserved under the 2024 Plan is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2024 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards under the 2024 Plan and the 2017 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2024 Plan.

The maximum number of shares of common stock that may be issued in the form of incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2026 and on each January 1 thereafter by the lesser of the Annual Increase for such year or shares of common stock.

The grant date fair value of all awards made under our 2024 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $ ; provided, however, that such amount shall be $ for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.

The 2024 Plan will be administered by our compensation committee. Our compensation committee has the full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2024 Plan. Persons eligible to participate in the 2024 Plan will be those full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.

The 2024 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the closing price of our common stock on the date of grant (or, if no closing price is reported on that date, the closing price on the immediately preceding date on which a closing price was reported) (110% in the case of certain incentive stock options) unless the option (i) is granted pursuant to a transaction described in, and in a manner consistent with Section 424(a) of the Code, (ii) is granted to an individual who is not subject to U.S. income tax,or (iii) complies with or is exempt from Section 409A of the Code. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant (or five years in the case of certain incentive stock options). Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights under the 2024 Plan subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right generally may not be less than 100% of the closing price of our common stock on the date of grant (or, if no closing price is reported on that date, the closing price on the immediately preceding date on which a closing price was reported) unless the share appreciation right (i) is granted pursuant to a transaction described in, and in a manner consistent with Section 424(a) of the Code, (ii) is granted to an individual who is not subject to U.S. income tax or (iii) complies with or is exempt from Section 409A of the Code. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2024 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2024 Plan to participants, subject to the achievement of certain performance goals.

The 2024 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2024 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2024 Plan. To the extent that awards granted under the 2024 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, (i) individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors may amend or discontinue the 2024 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2024 Plan require the approval of our stockholders. The administrator of the 2024 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent. No awards may be granted under the 2024 Plan after the date that is 10 years from the effective date of the 2024 Plan. No awards under the 2024 Plan have been made prior to the date of this prospectus.

2024 Employee Stock Purchase Plan

Our 2024 Employee Stock Purchase Plan (the “ESPP”), was approved by our board of directors on , adopted by our stockholders on 2024, and will become effective on the date immediately preceding the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The ESPP is intended to have two components: a component intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code

(“423 Component”) and a component that is not intended to qualify (“Non-423 Component”). Except as otherwise provided, the Non-423 Component will be operated and administered in the same manner as the 423 Component, except where prohibited by law. The following summary describes the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which will be filed as an exhibit to the registration statement to which this prospectus is a part.

The ESPP initially reserves and authorizes the issuance of up to a total of shares of our common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2026 and each January 1 thereafter through January 1, 2035, by the least of (i) shares of common stock, (ii) % of the outstanding number of shares of common stock on the immediately preceding December 31 or (iii) such lesser number of shares of common stock as determined by the administrator of the ESPP. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees who are customarily employed by us or one of our designated subsidiaries for more than hours per week and who have been employed for at least days are eligible to participate in the ESPP. However, any employee who owns 5% or more of the total combined voting power or value of all classes of our stock will not be eligible to purchase shares of common stock under the ESPP.

We may make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each and , and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the applicable offering date.

Each employee who is a participant in the ESPP may purchase shares of our common stock by authorizing payroll deductions of up to % of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of our common stock on the last business day of the offering period at a price equal to 85% of the closing price of the shares of common stock on the first business day or the last business day of the offering period (or, if no closing price is reported on that date, the closing price on the immediately preceding date on which a closing price was reported), whichever is lower, provided that no more than a number of shares of common stock determined by dividing $25,000 by the fair market value of our common stock on the offering date of such offering (or such other lesser maximum number of shares as may be established by the administrator) may be purchased by any one employee during any offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our common stock, valued at the start of the offering period, under the ESPP for each calendar year during which any option granted to the employee is outstanding at any time.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

On , 2024, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for cash bonus payments based upon company and individual performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the corporate performance goals, as well as individual performance objectives. The following summary describes the material terms of the Bonus Plan. This summary is not a complete description of all provisions of the Bonus Plan and is qualified in its entirety by reference to the Bonus Plan, which will be filed as an exhibit to the registration statement to which this prospectus is a part.

Our compensation committee may select corporate performance goals from among the following: developmental, publication, clinical, commercial or regulatory milestones; cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions, licenses, collaborations or strategic transactions; financing or other capital raising transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; total stockholder return; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of prescriptions or prescribing physicians; coverage decisions; leadership development, employee retention and recruiting and other human resources matters; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms, as compared to any incremental increase, (B) measured in terms of growth, as compared to results of a peer group, (C) measured against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but not later than 2.5 months after the end of the year in which such performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer shall be required to be employed by us on the bonus payment date to be eligible to receive a bonus payment under the Bonus Plan. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a non-employee member of our board of directors and received compensation for such service during the fiscal year ended December 31, 2023. Directors who are also our employees receive no additional compensation for their service as directors. The compensation received by Mr. Kunst as an employee is set forth in the section titled “Executive Compensation.” We reimburse non-employee members of our board of directors for reasonable travel expenses.

2023 Director Compensation Table

Name	Fees Earned or Paid in Cash($)(1)(2)	Total ($)
Thomas Frinzi	180,000	180,000
Jeannette Bankes	30,000	30,000
Andrew ElBardissi, M.B.A., M.D.	35,000	35,000
Patrick Lally, M.B.A.	30,000	30,000
William Link, Ph.D.	30,000	30,000
Christine Z. McCauley, M.S.H.R.M.	35,000	35,000

(1)
The amounts reported represent the cash fees each director received for their services to our board of directors during the year ended December 31, 2023. No equity awards were granted to our non-employee directors in 2023.
(2)
The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2023:

Name	Number of Shares Underlying Outstanding Options
Thomas Frinzi	120,200
Jeannette Bankes	—
Andrew ElBardissi, M.B.A., M.D.	—
Patrick Lally, M.B.A.	—
William Link, Ph.D.	—
Christine Z. McCauley, M.S.H.R.M.	20,030

Director Compensation Arrangements Prior to this Offering

Prior to this offering, the non-employee members of our board of directors were entitled to receive annual cash retainers for their services. Our executive chairman was entitled to receive an annual cash retainer of $180,000 per year, each of our other non-employee members of the board were entitled to receive an annual retainer of $30,000 per year, and the chair of each of the audit committee and compensation committee were entitled to receive an additional cash retainer of $5,000 per year.

Non-Employee Director Compensation Policy

In connection with this offering, our board of directors intends to adopt a non-employee director compensation policy, to be effective as of the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The policy will be designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, our non-employee directors will be eligible to receive cash retainers (which will be payable quarterly in arrears and prorated for partial years of service) and equity awards as set forth below:

Annual Retainer for Board Membership:
Members	$
Additional retainer for non-executive chair	$
Additional Annual Retainer for Committee Membership:
Audit Committee:
Members (other than chair)	$
Chair	$
Compensation Committee:
Members (other than chair)	$
Chair	$
Nominating and Corporate Governance Committee:
Members (other than chair)	$
Chair	$

In addition, the non-employee director compensation policy will provide that, upon initial election or appointment to our board of directors, each non-employee director will be granted an equity award consisting of a stock option grant to purchase shares (“Initial Grant”). The Initial Grant will vest in equal monthly installments over three years following the grant date, subject to continued service through the applicable vesting date. Furthermore, on the date of each annual meeting of stockholders following the completion of this offering, each non-employee director who continues as a non-employee director following such meeting will be granted an annual equity award to purchase shares (“Annual Grant”). The Annual Grant will vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the date of the next annual meeting of stockholders, subject to continued service through the applicable vesting date. If a non-employee director joins our board of directors on a date other than the date of the annual meeting of stockholders, then in lieu of the Annual Grant, such non-employee director will be granted a prorated portion of the Annual Grant corresponding to such partial year of service at the next annual meeting of stockholders. The Initial Grant and the Annual Grant are subject to full accelerated vesting upon the sale of our company.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director for service as a non-employee director in a calendar year period will not exceed $ in the first calendar year such individual becomes a non-employee director and $ in any other calendar year.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment and termination of employment, discussed in the section titled “Executive Compensation,” the following is a description of each transaction since January 1, 2021, and each currently proposed transaction, in which:

•
we have been or are to be a participant;
•
the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and
•
any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Financings

Series C Preferred Stock Financing

On April 5, 2022, in an initial closing, we issued and sold 5,984,039 shares of Series C redeemable convertible preferred stock of the Company, par value $0.0001 per share (“Series C Preferred Stock”) and 1,710,962 shares of Series C-1 redeemable convertible preferred stock of the Company, par value $0.0001 per share (“Series C-1 Preferred Stock”), at a purchase price of $7.520 per share of Series C Preferred Stock and $6.016 per share of Series C-1 Preferred Stock, for an aggregate purchase price of approximately $55.3 million.

On December 13, 2022, in a subsequent closing, we issued and sold 1,595,744 shares of Series C Preferred Stock at a purchase price of $7.520 per share of Series C Preferred Stock, for an aggregate purchase price of approximately $12.0 million.

On April 14, 2023, in a subsequent closing, we issued and sold 3,143,133 shares of Series C Preferred Stock at a purchase price of $7.520 per share of Series C Preferred Stock, for an aggregate purchase price of approximately $23.6 million.

On April 18, 2023, in a subsequent closing, we issued and sold 5,107,592 shares of Series C Preferred Stock at a purchase price of $7.520 per share of Series C Preferred Stock, for an aggregate purchase price of approximately $38.4 million.

On April 19, 2023, in a subsequent closing, we issued and sold 392,892 shares of Series C Preferred Stock at a purchase price of $7.520 per share of Series C Preferred Stock, for an aggregate purchase price of approximately $3.0 million.

Each outstanding share of Series C Preferred Stock will convert into 1.1904 shares of common stock immediately prior to the completion of this offering. Each outstanding share of Series C-1 Preferred Stock will convert into 1.1906 shares of common stock immediately prior to the completion of this offering. The following table summarizes the shares of our Series C Preferred Stock and Series C-1 Preferred Stock issued to our related parties:

Purchasers(1)	Shares of Series C Preferred Stock	Total Series C Purchase Price	Shares of Series C-1 Preferred Stock	Total Series C-1 Purchase Price
Entities affiliated with Deerfield(2)	8,111,700	$60,999,984.00	—	—
Alcon Research, LLC(3)	5,899,418	$44,363,623.36	—	—
Flying L Investments XV, LLC(4)	—	—	902,997	$5,432,429.95
Falcon Vision LLC(5)	1,474,854	$11,090,902.08	309,627	$1,862,716.03
Entities affiliated with Petrichor(6)	—	—	498,338	$2,998,001.41

(1)
Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section “Principal Stockholders.”
(2)
Consists of (i) 4,055,850 shares of Series C Preferred Stock held by Deerfield Healthcare Innovations Fund II, L.P. (“Deerfield Fund II”) and (ii) 4,055,850 shares of Series C Preferred Stock held by Deerfield Private Design Fund V, L.P. (together with Deerfield Fund II, “Deerfield”). Entities affiliated with Deerfield beneficially own more than 5% of our outstanding capital stock. Andrew ElBardissi, M.D., a member of our board of directors, is a Partner at Deerfield.
(3)
Alcon Research, LLC (“Alcon”) beneficially owns more than 5% of our outstanding capital stock. Thomas R. Hudnall, J.D. and Joe Rappon, O.D., M.S., F.A.A.O. who are members of our board of directors, are President & General Manager, Global Surgical Franchise and Vice President–Pharmaceutical Research & Development of Alcon, respectively.
(4)
At the time of this transaction, entities affiliated with Flying L Investments XV, LLC beneficially owned more than 5% of our outstanding capital stock. William Link, Ph.D., who previously served as a member of our board of directors, is a Managing Partner of Flying L.
(5)
Falcon Vision LLC beneficially owns more than 5% of our outstanding capital stock.
(6)
Consists of (i) 151,943 shares of Series C-1 Preferred Stock held by Petrichor Opportunities Fund I Intermediate LP (“Petrichor Fund I”) and (ii) 346,395 shares of Series C-1 Preferred Stock held by Petrichor Opportunities Fund I LP (together with Petrichor Fund I, “Petrichor”). Entities affiliated with Petrichor beneficially own more than 5% of our outstanding capital stock. Patrick Lally, M.B.A. a member of our board of directors, is a Partner at Petrichor.

Employment Arrangements

We have entered into employment agreements with certain of our named executive officers, and granted stock options to our named executive officers and certain of our directors, as more fully described in the section titled “Executive Compensation.”

Other Agreements

On April 5, 2022, we entered into a Supplier Services Agreement with CorneaGen Inc. (“CorneaGen”) for the purchase of tissue for research and development used in Japan. From April 5, 2022 to October 18, 2024, we made payments of $2,160,375 to CorneaGen under this agreement.

Investors’ Rights Agreement

In April 2022, we entered into an investors’ rights agreement with certain holders of more than 5% of our outstanding capital stock.

The investors’ rights agreement provides certain holders of our redeemable convertible preferred stock with a participation right to purchase their pro rata share of new securities that we may propose to sell and issue, subject to certain exceptions. Such participation right will terminate upon the completion of this offering. The investors’ rights agreement further provides certain holders of our redeemable convertible preferred stock with certain rights, including certain board observer rights and registration rights with respect to the registrable securities held by them. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Voting Agreement

In December 2022, we entered into a voting agreement (the “Voting Agreement”) with certain holders of more than 5% of our outstanding capital stock.

The Voting Agreement provides for drag-along rights in respect of sales by certain holders of our capital stock. The Voting Agreement also contains provisions with respect to the elections of our board of directors and its composition. The rights under the Voting Agreement will terminate upon the completion of this offering.

Right of First Refusal and Co-Sale Agreement

In April 2022, we entered into a right of first refusal and co-sale agreement (the “Right of First Refusal and Co-Sale Agreement”) with certain holders of more than 5% of our outstanding capital stock.

The Right of First Refusal and Co-Sale Agreement provides for rights of first refusal and co-sale rights in respect of sales by certain holders of our capital stock. The rights under the Right of First Refusal and Co-Sale Agreement will terminate upon the completion of this offering.

Indemnification Agreements

Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors and officers, and our amended and restated bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into or intend to enter into an indemnification agreement with each of our directors and executive officers, which will require us to indemnify them. For more information regarding these agreements, see the section titled “Management—Limitation of Liability and Indemnification of Officers and Directors.”

Policies and Procedures for Related Person Transactions

We intend to adopt a formal, written policy regarding related person transactions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. This written policy regarding related person transactions will provide that a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we are a participant and in which a related person has, had or will have a direct or indirect material interest and in which the aggregate amount involved exceeds $120,000. Our policy will also provide that a related person means any of our executive officers and directors (including director nominees), in each case at any time since the beginning of our last fiscal year, or holders of more than 5% of any class of our voting securities and any member of the immediate family of, or person sharing the household with, any of the foregoing persons. Our audit committee will have the primary responsibility for reviewing and approving or disapproving related person transactions. In addition to our policy, our audit committee charter that will be in effect upon the effectiveness of the registration statement of which this prospectus forms a part will provide that our audit committee shall review and approve or disapprove any related person transactions.

All related person transactions described in this section occurred prior to adoption of the formal, written policy described above, and therefore these transactions were not subject to the approval and review procedures set forth in the policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of October 15, 2024 by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•
each of our named executive officers;
•
each of our directors; and
•
all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Exchange Act.

The percentage of beneficial ownership prior to the offering shown in the table is based upon shares of common stock outstanding as of September 30, 2024, assuming (i) the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of shares of common stock outstanding as of September 30, 2024 and (ii) the conversion of our Notes outstanding as of September 30, 2024 into an aggregate of shares of common stock, at a 20% discount to an assumed initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus. If the actual initial public offering price is not equal to the expected midpoint of the price range on the cover page of this prospectus (the "Midpoint Price"), the number of shares of common stock into which the Notes will convert upon completion of this offering will differ from that set forth above. A $1.00 decrease in the assumed initial public offering price of $ per share, which is the Midpoint Price, would increase the number of shares of common stock issuable upon the conversion of the Notes by an aggregate of shares. A $1.00 increase in the assumed initial public offering price of $ per share, which is the Midpoint Price, would decrease the number of shares of common stock issuable upon the conversion of the Notes by an aggregate of shares. Following the closing of this offering, the actual shares of common stock to be issued will be based on the amount of accrued interest then outstanding and the actual initial public offering price. The percentage of beneficial ownership after the offering shown in the table is based on shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of September 30, 2024, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each person or entity listed in the table is c/o Aurion Biotech, Inc., 701 Pike Street, Suite 2225, Seattle, Washington 98101.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	Percentage	Number of Shares	Percentage
Greater than 5% Stockholders:
Alcon Research, LLC
Entities affiliated with Deerfield
Falcon Vision LLC
Entities affiliated with Petrichor
Named Executive Officers, Other Executive Officers and Directors:
Gregory D. Kunst, M.B.A.
Michael H. Goldstein, M.D., M.B.A.
Arnaud Lacoste, M.B.A., Ph.D.
Jonathan M. Sparks, J.D., Ph.D.
Thomas Frinzi
Thomas R. Hudnall, J.D.
Andrew ElBardissi, M.D.
Patrick Lally, M.B.A.
Christine Z. McCauley, M.S.H.R.M.
Joe Rappon, O.D., M.S., F.A.A.O.

* Represents beneficial ownership of less than 1%.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect upon the closing of this offering. We expect to adopt an amended and restated certificate of incorporation that will be in effect upon the closing of this offering, and amended and restated bylaws that will become effective as of the closing of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our certificate of incorporation, bylaws and investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Upon the filing of our amended and restated certificate of incorporation and the completion of this offering, our authorized capital stock will consist of shares of capital stock, par value per share, consisting of shares of common stock and shares of preferred stock, all of which shares of preferred stock will be undesignated.

Assuming the conversion upon the completion of this offering of (i) all outstanding shares of our redeemable convertible preferred stock and (iii) our outstanding Notes into shares of our common stock, as of September 30, 2024, there were shares of our common stock outstanding, held by stockholders of record and no shares of our preferred stock outstanding.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Voting Rights

Holders of our common stock are entitled to one vote for each share held as of the applicable record date on all matters submitted to a vote of stockholders.

Our stockholders do not have the ability to cumulate votes for the election of directors. As a result, the holders of a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise provided by law, our governing documents or the rules of the stock exchange on which our securities are listed. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote as of the applicable record date, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Our certificate of incorporation and bylaws will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three‑year terms. Only the directors in one class will be elected at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three‑year terms.

Liquidation Rights

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Nonassessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

Our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued preferred stock in one or more series, and to fix the designations, powers, preferences and rights and the qualifications, limitations or restrictions thereof, in each case without further vote or action by our stockholders. These powers, rights, preferences and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. As of the closing of this offering, no shares of preferred stock will be outstanding.

Stock Options

As of September 30, 2024, we had outstanding options to purchase an aggregate of shares of our common stock, with a weighted-average exercise price of $5.28 per share, under our 2017 Plan. We had shares of our common stock reserved for future issuance under our 2017 Plan and shares of our common stock reserved for future issuance under the 2024 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective. For additional information regarding terms of our equity incentive plans, see the section titled “Executive Compensation—Employee Benefit and Equity Compensation Plans.”

Warrants

As of September 30, 2024, we had outstanding warrants to purchase an aggregate of 107 shares of our common stock, with a weighted-average exercise price of $2,990.00 per share.

Registration Rights

Upon the completion of this offering, under our investors’ rights agreement, the holders of up to shares of our common stock or their transferees, will have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

After the completion of this offering, the holders of up to shares of our common stock will be entitled to certain demand registration rights. At any time beginning six months after the effective date of the registration statement of which this prospectus forms a part, the holders of at least twenty-five percent of the shares having registration rights then outstanding can request that we file a registration statement on Form S‑1 to register the offer and sale of their shares. We are only obligated to effect three such registrations. The request for registration must cover shares having registration rights then outstanding with an aggregate offering price, net of selling expenses, exceeding $20 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental (as described in our investors’ rights agreement) to us and our stockholders to effect such a demand registration, then we have the right to defer such registration, not more than once in any 12‑month period, for a period of not more than 60 days.

Form S‑3 Registration Rights

After the completion of this offering, the holders of up to shares of our common stock will be entitled to certain Form S‑3 registration rights. At any time when we are eligible to file a registration statement on Form S‑3, the holders of at least 30% of the shares having these registration rights then outstanding can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S‑3 so long as the request covers securities the anticipated aggregate public offering price of which, net of selling expenses, is at least $5 million. We are only obligated to effect one such registration within any six-month period. These Form S‑3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental (as described in our investors’ rights agreement) to us and our stockholders to effect such a registration, then we have the right to defer such registration, not more than once in any 12‑month period, for a period of not more than 60 days.

Piggyback Registration Rights

After the completion of this offering, the holders of up to shares of our common stock will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of our common stock under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating to any employee benefit, incentive or similar plan, (ii) a registration relating to a transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities or (iv) a registration in which the only stock being registered is common stock issuable upon conversion of debt securities also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of Registration

We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares to be offered and sold pursuant to the registrations described above, including the reasonable fees and disbursements of one counsel chosen by the holders of the shares included in such registrations, subject to certain limitations.

Termination

The registration rights terminate upon the earliest of (i) the closing of a deemed liquidation event (as defined in our investors’ rights agreement), in which the consideration received by the investors in such deemed liquidation event is in the form of cash and/or publicly traded securities, (ii) as to a given holder of registration rights, when such holder of registration rights can sell all of such holder’s registrable securities without limitation in a three‑month period pursuant to Rule 144 promulgated under the Securities Act and (iii) the date that is seven years after the closing of this offering.

Anti-Takeover Effects of Certain Provisions of Delaware and Washington Law, Our Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law, Washington law, our certificate of incorporation and our bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the DGCL. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•
on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

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mergers or consolidations involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, and the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;
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any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation or any direct or indirect majority-owned subsidiary of the corporation;
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subject to exceptions, any transaction that results in the issuance or transfer by the corporation, or any direct or indirect majority-owned subsidiary of the corporation, of any stock of the corporation or such subsidiary to the interested stockholder;
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any transaction involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, that has the effect of increasing the proportionate share of the stock or any class or series of the corporation or such subsidiary beneficially owned by the interested stockholder; and
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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Washington Business Corporation Act

The laws of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, the Washington Business Corporation Act (“WBCA”) prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons which beneficially owns 10% or more of the voting securities of the target corporation, or an “acquiring person,” for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:

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any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;
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any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and
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allowing the acquiring person to receive any disproportionate benefit as a stockholder.

After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute or is approved at an annual or special meeting of stockholders.

We will be considered a “target corporation” so long as our principal executive office is located in Washington, and: (i) a majority of our employees are residents of the state of Washington or we employ more than one thousand residents of the state of Washington, (ii) a majority of our tangible assets, measured by market value, are located in the state of Washington or we have more than $50 million worth of tangible assets located in the state of Washington and (iii) any one of the following: (a) more than 10% of our stockholders of record are resident in the state of Washington, (b) more than 10% of our shares are owned of record by residents of the state of Washington or (c) 1,000 or more of our stockholders of record are resident in the state of Washington.

If we meet the definition of a target corporation, the WBCA may have the effect of delaying, deferring or preventing a change of control.

Certificate of Incorporation and Bylaws Provisions

Provisions of our certificate of incorporation and bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management. Among other things, our certificate of incorporation and bylaws will:

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permit our board of directors to issue shares of preferred stock, with any powers, rights, preferences and privileges as they may designate;
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provide that the authorized number of directors may be changed only by resolution of the board of directors;
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provide that all vacancies and newly created directorships, may, except as otherwise required by law, our governing documents or resolution of our board of directors, and subject to the rights of holders of our preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
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divide our board of directors into three classes, each of which stands for election once every three years;
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for so long as our board of directors is classified, and subject to the rights of holders of our preferred stock, provide that a director may only be removed from the board of directors by the stockholders for cause;
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require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;
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not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);
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provide that special meetings of our stockholders may be called only by the board of directors, the chairperson of the board of directors, our chief executive officer or president; and
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provide that stockholders will be permitted to amend certain provisions of our certificate of incorporation and our bylaws only upon receiving at least two‑thirds of the voting power of the then outstanding voting securities, voting together as a single class.

Exclusive Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder. Our bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be . The transfer agent and registrar’s address is .

Listing

We intend to apply to list our common stock on under the symbol “AURN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of shares of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices of our common stock prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, based on our shares of our capital stock outstanding as of September 30, 2024, we will have a total of shares of our common stock outstanding. Of these outstanding shares, all shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements and market standoff provisions described above, within any three‑month period, a number of shares that does not exceed the greater of:

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1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and
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the average weekly trading volume of our common stock during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 a person who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the effective date of this prospectus before selling such shares pursuant to Rule 701.

Lock-up Agreements and Market Standoff Provisions

We, our directors and officers and substantially all of the holders of our equity securities have agreed or will agree, subject to certain exceptions, not to offer, sell or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock for 180 days after the date of this prospectus without first obtaining the written consent of . may, in their sole discretion, and subject to FINRA Rule 5131, release any of the securities subject to the lock-up agreements with the underwriters at any time. These agreements are described below under the section of this prospectus titled “Underwriting.”

In addition, our directors and officers and substantially all of the holders of our equity securities have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of up to 180 days after the date of this prospectus, they will not, without the prior written consent of the managing underwriter, lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or hedge, any shares or any securities convertible into or exchangeable for shares of our common stock.

Registration Rights

Pursuant to our investors’ rights agreement, upon the completion of this offering, the holders of up to shares of our common stock, or certain permitted transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. These registration rights are described under the section titled “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement on Form S‑8

We intend to file a registration statement on Form S‑8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S‑8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff provisions and lock‑up agreements. See the section titled “Executive Compensation—Employee Benefit and Equity Compensation Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON‑U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of material U.S. federal income tax considerations of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below) but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Code, Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax considerations different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or the effect, if any, of the Medicare contribution tax on net investment income. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

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banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;
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persons subject to any alternative minimum tax;
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tax-exempt organizations;
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pension plans and tax-qualified retirement plans;
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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
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controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
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entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass through entities (or investors in such entities or arrangements);
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brokers or dealers in securities or currencies;
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traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;
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persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
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certain former citizens or long-term residents of the United States;
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persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;
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persons who hold or receive our common stock pursuant to the exercise of any option;

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persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment);
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persons deemed to sell our common stock under the constructive sale provisions of the Code; or
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persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code.

In addition, if a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. A partner in a partnership that will hold our common stock should consult his, her or its own tax advisor regarding the tax considerations of the purchase, ownership and disposition of our common stock through a partnership.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non‑U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a partnership nor:

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an individual who is a citizen or resident of the United States;
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a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;
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an estate whose income is subject to U.S. federal income tax regardless of its source; or
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a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”

Subject to the discussions below regarding effectively connected income, backup withholding and Foreign Account Tax Compliance Act (“FATCA”) withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us or the applicable paying agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Under applicable Treasury Regulations, we may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. You may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below regarding backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with a properly executed IRS Form W‑8ECI or other applicable IRS Form W‑8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, generally are taxed at the U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non‑U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including the application of any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussions below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

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the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);
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you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
•
our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than five percent of our regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under U.S. federal income tax rates applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non‑U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Distributions on or of proceeds from the disposition of our common stock made to you may be subject to backup withholding at the applicable statutory rate unless you establish an exemption, for example, by properly certifying your non‑U.S. status on a properly completed IRS Form W‑8BEN or W‑8BEN‑E or another appropriate version of IRS Form W‑8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Requirements under the Foreign Account Tax Compliance Act

FATCA, including sections 1471 through 1474 of the Code and the Treasury Regulations and other official IRS guidance issued thereunder, generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.

The withholding obligations under FATCA generally apply to dividends on our common stock and to the payment of gross proceeds of a sale or other disposition of our common stock. However, the U.S. Treasury Department has issued proposed regulations that, if finalized in their present form, would eliminate FATCA withholding on gross proceeds of the sale or other disposition of our common stock (but not on payments of dividends). The preamble of such proposed regulations states that they may be relied upon by taxpayers until final regulations are issued or until such proposed regulations are rescinded. The withholding tax will apply regardless of whether the payment otherwise would be exempt from withholding tax, including under the exemptions described above. Under certain circumstances, you might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and your country of residence may modify the requirements described in this section. You should consult with your own tax advisors regarding the application of FATCA withholding to your investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. You should consult your own tax advisor regarding the particular U.S. federal, state and local and non‑U.S. tax considerations of purchasing, owning and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc., Piper Sandler & Co. and Wells Fargo Securities, LLC are acting as joint book‑running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
Piper Sandler & Co.
Wells Fargo Securities, LLC
Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $ per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $ . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $ .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, submit to or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus, (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our shareholders (such persons, the “lock-up parties”) have entered into lock‑up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of , (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (i) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any lock-up securities or (iv) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers or dispositions of lock-up securities: (i) as bona fide gifts, as charitable contributions, or for bona fide estate planning purposes, (ii) by will or intestacy or any other testamentary document, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a corporation, partnership, limited liability company, investment fund or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests or is controlled by, or under common control with, the lock-up party or any immediate family member, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is a subsidiary or an affiliate of the lock-up party or any immediate family member, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or common investment management with the lock-up party or its affiliates or if the lock-up party is an investment company registered under the Investment Company Act of 1940, as amended (a “Mutual Fund”), pursuant to a merger or reorganization with or into another Mutual Fund that shares the same investment adviser registered pursuant to the requirements of the Investment Advisers Act of 1940, as amended or (B) as part of a disposition, transfer or distribution to limited partners, members or stockholders of the lock-up party, (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a transaction related to the lock-up party’s lock-up securities acquired in the initial public offering (if the lock-up party is not one of our officers or directors) or in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph, (xii) to any immediate family member of the lock-up party, or (xiii) to us in connection with the transfer of shares of our common stock pursuant to option agreements relating to the early exercise by the lock-up party of unvested options issued pursuant to our equity incentive plans, which are described herein, (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph, (c) the conversion of outstanding redeemable convertible preferred stock, warrants to acquire redeemable convertible preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph and (d) the establishment or modification by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to apply to have our common stock approved for listing/quotation on under the symbol “AURN”, and this offering is contingent on obtaining such approval.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the , in the over‑the‑counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;
•
our prospects and the history and prospects for the industry in which we compete;
•
an assessment of our management;
•
our prospects for future earnings;
•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

i.
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
ii.
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
iii.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and to us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that the shares may be offered to the public in the United Kingdom at any time:

i.
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
ii.
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or
iii.
in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, is directed only at and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares. No shares have been offered or will be offered to the public in Switzerland, except that offers of shares may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):

i.
to any person which is a professional client as defined under the FinSA;
ii.
to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
iii.
in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of shares shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA.

The shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the

Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (“DFSA”) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (“FSRA”) or the DFSA.

Notice to prospective investors in Australia

This prospectus:

i.
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
ii.
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
iii.
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, no invitations to subscribe for or buy the shares may be issued and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of our common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares of our common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

i.
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;
ii.
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
iii.
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
iv.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

v.
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
vi.
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
i.
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;
ii.
where no consideration is or will be given for the transfer;
iii.
where the transfer is by operation of law;
iv.
as specified in Section 276(7) of the SFA; or
v.
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of common stock are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), “BVI Companies”), but

only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission, (ii) a holder of a Capital Markets Services Licence, (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction, (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual, (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months, (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months,(vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts, (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies), (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010, (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010 and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96(1) applies:

Section 96(1)(a) the offer, transfer, sale, renunciation or delivery is to:

i.
persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
ii.
the South African Public Investment Corporation;
iii.
persons or entities regulated by the Reserve Bank of South Africa;
iv.
authorised financial service providers under South African law;
v.
financial institutions recognised as such under South African law;
vi.
a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
vii.
any combination of the person in (i) to (vi); or

Section 96(1)(b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968 ("Israeli Securities Law") and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum ("Addendum") to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time) (collectively referred to as "qualified investors" (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Aurion Biotech, Inc. at December 31, 2023 and 2022 and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S‑1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus constitutes only a part of the registration statement. Some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.aurionbiotech.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of or incorporated by reference into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

1

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Aurion Biotech, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aurion Biotech, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

Seattle, Washington

October 18, 2024

AURION BIOTECH, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$41,348	$18,865
Prepaid expenses and other current assets	551	386
Total current assets	41,899	19,251
Restricted cash	998	998
Other assets	58	29
Property and equipment, net	3,163	2,491
Operating lease right-of-use assets	6,489	7,555
TOTAL ASSETS	$52,607	$30,324
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$845	$1,010
Accrued liabilities	7,068	7,274
Operating lease liabilities	1,236	975
Income taxes payable	75	29
Total current liabilities	9,224	9,288
Operating lease liabilities, net of current portion	5,453	6,733
Total liabilities	14,677	16,021
Commitments and contingencies (Note 13)
Series A redeemable convertible preferred stock, $0.0001 par value; 1,031,316 shares authorized, issued and outstanding as of December 31, 2023 and 2022	13,188	13,188
Series B redeemable convertible preferred stock, $0.0001 par value; 2,942,333 shares authorized, issued and outstanding as of December 31, 2023 and 2022	48,159	48,159
Series B-1 redeemable convertible preferred stock, $0.0001 par value; 2,771,874 shares authorized, issued and outstanding as of December 31, 2023 and 2022	26,056	26,056
Series C redeemable convertible preferred stock, $0.0001 par value; 16,223,401 and 14,627,657 shares authorized as of December 31, 2023 and 2022, respectively; 16,223,400 and 7,579,783 shares issued and outstanding as of December 31, 2023 and 2022, respectively	115,901	50,901
Series C-1 redeemable convertible preferred stock, $0.0001 par value; 1,710,962 shares authorized, issued and outstanding as of December 31, 2023 and 2022	11,471	11,471
Stockholders’ deficit:
Common stock, $0.0001 par value; 31,684,347 and 29,163,079 shares authorized as of December 31, 2023 and 2022, respectively; 249,411 and 4,515 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1	1
Additional paid-in capital	(17,511)	(21,743)
Accumulated other comprehensive loss	(1,486)	(1,427)
Accumulated deficit	(157,849)	(112,303)
Total stockholders’ deficit	(176,845)	(135,472)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$52,607	$30,324

See accompanying notes

AURION BIOTECH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2023	2022
Operating expenses:
Research and development	$34,823	$24,568
General and administrative	12,526	10,003
Total operating expenses	47,349	34,571
Loss from operations	(47,349)	(34,571)
Other income (expense):
Interest income	1,904	182
Change in fair value of derivative liabilities	—	983
Loss on extinguishment of convertible notes	—	(831)
Loss before income taxes	(45,445)	(34,237)
Income taxes	(101)	(2)
Net loss from continuing operations	(45,546)	(34,239)
Net loss from discontinued operations	—	(1,446)
Net loss	(45,546)	(35,685)

Other comprehensive loss:
Unrealized loss on foreign currency translation	(59)	(1,345)
Total other comprehensive loss	(59)	(1,345)
Comprehensive loss	$(45,605)	$(37,030)

Net loss per share – basic and diluted:
Net loss per share from continuing operations attributable to common stockholders	$(405)	$(7,745)
Net loss per share from discontinued operations	—	(320)
Net loss per share attributable to common stockholders	$(405)	$(8,065)

Weighted-average common shares outstanding – basic and diluted	112,512	4,518

See accompanying notes.

AURION BIOTECH, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock												Additional	Accumulated Other		Total
	Series A		Series B		Series B-1		Series C		Series C-1		Common Stock		Paid-In	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Deficit
Balance, December 31, 2021	2,416	$13,188	4,055	$47,405	—	$—	—	$—	—	$—	4,525	$1	$(149)	$(82)	$(76,618)	$(76,848)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	2,390	—	—	2,390
Fractional share payout for reverse split	—	—	—	—	—	—	—	—	—	—	(10)	—	—	—	—	—
Increase of Series A and Series B shares due to subsequent equity transactions	1,028,900	—	1,951,753	—	—	—	—	—	—	—	—	—	—	—	—	—
Accumulated Series B preferred share dividends	—	—	986,525	754	—	—	—	—	—	—	—	—	(754)	—	—	(754)
Conversion of debt to Series B-1 preferred shares	—	—	—	—	2,771,874	26,056	—	—	—	—	—	—	—	—	—	—
Issuance of Series C preferred shares, net of issuance costs	—	—	—	—	—	—	7,579,783	50,901	—	—	—	—	—	—	—	—
Conversion of Bridge Notes to Series C-1 preferred shares	—	—	—	—	—	—	—	—	1,710,962	11,471	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,345)	—	(1,345)
Net assets distributed from Spin-off	—	—	—	—	—	—	—	—	—	—	—	—	(23,230)	—	—	(23,230)
Net loss from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,446)	(1,446)
Net loss from continuing operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(34,239)	(34,239)
Balance, December 31, 2022	1,031,316	13,188	2,942,333	48,159	2,771,874	26,056	7,579,783	50,901	1,710,962	11,471	4,515	1	(21,743)	(1,427)	(112,303)	(135,472)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	3,724	—	—	3,724
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	93,082	—	256	—	—	256
Issuance of common shares for intellectual property	—	—	—	—	—	—	—	—	—	—	151,814	—	252	—	—	252
Issuance of Series C preferred shares, net of issuance costs	—	—	—	—	—	—	8,643,617	65,000	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	(59)	—	(59)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(45,546)	(45,546)
Balance, December 31, 2023	1,031,316	$13,188	2,942,333	$48,159	2,771,874	$26,056	16,223,400	$115,901	1,710,962	$11,471	249,411	$1	$(17,511)	$(1,486)	$(157,849)	$(176,845)

See accompanying notes.

AURION BIOTECH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2023	2022
OPERATING ACTIVITIES
Net loss	$(45,546)	$(35,685)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	563	1,267
Stock-based compensation expense	3,724	2,390
Deferred income taxes	—	(141)
Change in fair value of derivative liabilities	—	(983)
Loss on extinguishment of convertible notes		831
Common stock issued for intellectual property	252	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	12	14
Accounts payable and accrued expenses	(211)	(43)
Operating leases right-of-use asset	1,268	682
Operating lease liabilities	(1,429)	(321)
Other	—	(360)
Net cash used in operating activities	(41,367)	(32,349)
INVESTING ACTIVITIES
Purchases of property and equipment	(1,239)	(1,506)
Net cash used in investing activities	(1,239)	(1,506)
FINANCING ACTIVITIES
Proceeds from exercise of stock options	256	—
Proceeds from sale of preferred stock, net of offering costs	65,000	52,217
Payments of debt	—	(8,352)
Net cash provided by financing activities	65,256	43,865
Effect of exchange rate on cash and cash equivalents	(167)	(29)
Net change in cash, cash equivalents, and restricted cash	22,483	9,981
Cash, cash equivalents, and restricted cash at beginning of period	19,863	9,882
Cash, cash equivalents, and restricted cash at end of period	$42,346	$19,863

RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH:
Cash and cash equivalents	41,348	18,865
Restricted cash	998	998
Total cash, cash equivalents, and restricted cash	$42,346	$19,863

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$—	$724
Recognition of operating lease right-of-use asset	$203	$8,239
Conversion of debt to Series B-1 preferred stock	$—	$26,056
Conversion of Bridge Notes to Series C-1 preferred stock	$—	$11,471

See accompanying notes.

AURION BIOTECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of business

Aurion Biotech, Inc. (“Aurion,” "we," "us" or "our") is a clinical-stage biotech company, whose mission is to restore vision to millions of patients with its life-changing regenerative therapies. Our first product candidate is for the treatment of corneal edema secondary to corneal endothelial dysfunction, and is the first allogenic, clinically validated cell therapy for corneal care. In June 2023, we received regulatory approval in Japan and in September 2024 began commercial sales. In October 2023, we commenced a combined Phase 1/2 clinical trial in the U.S. and Canada. Aurion is incorporated in the State of Delaware and is headquartered in Seattle, Washington.

Prior to April 6, 2022 (the ‘‘Distribution Date’’), Aurion had two businesses: one that provided corneal tissue for transplantation and tissue services to surgeons and their patients (“Tissue Business”) and one that developed advanced cell therapy for treatment of corneal and endothelial disease (“Cell Therapy”). On April 6, 2022, we divested our Tissue Business net assets to our shareholders (the ‘‘Spin-off’’), through a stock dividend distribution. In connection with the Spin-off of the Tissue Business, we changed the company's name from CorneaGen Inc. to Aurion Biotech, Inc. Refer to Note 14 for further detail on the Spin-off of the Tissue Business.

At the closing of the Spin-off, each outstanding share of common stock was subject to a 1:1,000 reverse stock split (subject to the payment of cash in lieu of fractional shares and after giving effect to a 1:1,000 reverse stock split). All periods have been revised to reflect the reverse stock split.

Liquidity

We have incurred recurring losses since inception, including net losses of $45.5 million for the year ended December 31, 2023 and negative cash flows from operations of $41.4 million. As of December 31, 2023, we had an accumulated deficit of $157.8 million and cash and cash equivalents of $41.3 million. Based upon our available cash resources and current operating plans, there is substantial doubt regarding our ability to continue as a going concern for a period of one year after the date that our consolidated financial statements for the year ended December 31, 2023 are issued. We will need to raise substantial additional funds in the future in order to complete product development and future commercialization efforts. Our financial statements do not include any adjustment relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

In the first quarter of 2024, we entered into a loan and security agreement with Banc of California (the "Loan Agreement"), pursuant to which up to $25.0 million could be borrowed. We have the opportunity to borrow up to an additional $20.0 million upon achieving certain milestones. To date, $23.5 million has been drawn under the Loan Agreement (see Note 17).

In the third quarter of 2024, we issued subordinated promissory notes (the "Notes") for $33.1 million. Unless converted, the entire balance of principal and accrued interest is due on July 2, 2026. The Notes will convert into common stock only upon the occurrence of an initial public offering with a price per share of at least $15.04 (subject to adjustment in the event of any stock dividend, stock split, combinations or other similar recapitalization of the common stock) and gross proceeds of at least $90.0 million (see Note 17).

Until such time, if ever, as we can generate substantial product revenue to support our cost structure, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, potentially including collaborations, licenses and other similar arrangements. However, there is no guarantee that any of these strategic or financing opportunities will be executed or realized on favorable terms, if at all. As a result, we have concluded that our plans do not alleviate substantial doubt about our ability to continue as a going concern.

AURION BIOTECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

U.S. GAAP requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include those used for accruals for research and development expenses, right-of-use lease assets and lease liabilities, the fair value of derivative liabilities and the fair value of equity-based awards. We base our estimates and assumptions on historical experience when available and on various factors we believe to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Aurion Biotech, Inc. and our wholly-owned subsidiary, Aurion Biotech Japan LLC. All intercompany balances and transactions have been eliminated in consolidation.

Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM"), our Chief Executive Officer, in deciding how to allocate resources and in assessing performance. We view our operations and manage the business of the development and commercialization of cell therapy for cornea endothelial disease in two operating and reportable segments: the United States and Japan.

Cash and cash equivalents and restricted cash

We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of deposits with commercial banks in checking and interest-bearing accounts, liquid money market funds and U.S. Treasury bills.

Restricted cash represents cash reserved under letters of credit, which serve as the security deposits on our operating leases to rent office and lab space in Seattle, Washington and office and lab space in Cambridge, Massachusetts. The aggregate amount of such letters of credit was $1 million as of both December 31, 2023 and 2022.

Concentrations of credit risk and off-balance sheet risk

We maintain deposits in multiple major financial institutions, which management assess to be of high-credit quality in order to limit exposure in the event of a bank failure. These amounts, at times, may exceed federally insured limits. To date, we have not experienced any credit losses on these deposits and we do not believe Aurion is exposed to significant risk on these funds. We have no off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts or other hedging arrangements.

AURION BIOTECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value measurements

Certain assets and liabilities are required to be accounted for at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes valuation inputs based on the observable nature of those inputs. The hierarchy defines three levels of valuation inputs:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs that reflect our own assumptions used to measure assets and liabilities at fair value.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

To the extent the valuation of financial instruments is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for instruments categorized in Level 3 (see Note 5).

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, typically three to ten years, while leasehold improvements are amortized over the shorter of the remaining lease term at the time the assets are capitalized or the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred.

Impairment of long-lived assets

We review the carrying value of long-lived assets whenever events or circumstances indicate the carrying values may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess of the asset’s or asset group's carrying amount over its fair value. There have been no impairments recognized during the periods presented.

Leases

At the inception of an arrangement with a third-party, we determine whether the arrangement is or contains a lease based on the unique facts and circumstances in the arrangement. Arrangements meeting the definition of a lease are classified as operating or finance leases and are recorded on the consolidated balance sheets as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term using the discount rate implicit in the lease if known, otherwise using our incremental borrowing rate in order to calculate present value for all operating leases. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right-of-use asset results is front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Throughout the term of the lease agreements, we are responsible for paying, in addition to base rent, certain operating costs such as common area maintenance, taxes, utilities and insurance. These additional charges are considered variable lease costs and are recognized in the period in which the costs are incurred.

In calculating the right-of-use asset and lease liability, we elected to combine lease and non-lease components. Leases with a term of 12 months or less are considered short-term and do not require recognition on the consolidated balance sheet, and payments associated with short-term leases are expensed as incurred.

Research and development expenses

Research and development costs are expensed as incurred. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are received or the services are performed. Research and development costs include fees paid for clinical trials, regulatory filings, technology licenses, consulting services, external contract research and development expenses, raw materials, drug product manufacturing costs, employee salaries, benefits, stock-based compensation and allocated overhead including depreciation, rent and utilities.

We estimate preclinical study and clinical trial and other research and development expenses based on the services performed, pursuant to contracts with research institutions and third-party service providers that conduct and manage preclinical studies and clinical trials and research services on our behalf. We record the costs of research and development activities based upon the estimated services provided but not yet invoiced and include these costs in accrued expenses in our consolidated balance sheets and in research and development expense in our consolidated statements of operations and comprehensive loss.

We make estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from external third-party service providers. Amounts ultimately incurred in relation to amounts accrued for these services at a reporting date may be higher or lower than our estimates.

General and administrative expenses

General and administrative expenses are expensed as incurred. Nonrefundable, advance payments are deferred and expense is recognized in the period in which the goods are received or the services are rendered. General and administrative expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits and stock-based compensation charges, for those individuals in executive, legal, finance, human resources, facility operations and other administrative functions. Other significant costs include legal fees relating to intellectual property and corporate matters, professional fees for auditing, accounting, tax and consulting services, office and information technology costs, insurance costs, depreciation, and other general and administrative expenses, which include direct or allocated expenses for rent and maintenance of facilities and utilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-based compensation

Stock-based compensation is recognized for all stock-based payment transactions on a straight-line basis over the requisite service period, which is generally the vesting period of the award, based on the estimated fair value of the awards as of the date of grant. Forfeitures are recognized as they occur. The fair value of our stock options is estimated using the Black-Scholes option pricing model, which requires management to apply judgment and make estimates, including:

Risk‑Free Interest Rate: The risk-free interest rate is equal to the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the award.

Expected Dividend Yield: We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we use an expected dividend yield of zero.

Expected Volatility: Due to the lack of public market and limited operating history for Aurion’s common stock, we have estimated its stock price volatility based upon an index of the historical volatilities of a group of comparable publicly‑traded life sciences peer companies. The historical volatility data was computed using the historical daily closing prices for the selected peer companies’ shares during the equivalent period of the calculated expected term of our stock options. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

Expected Term: The expected term represents the period that the stock-based awards are expected to be outstanding. We use the simplified method to determine the expected term, since we do not have sufficient historical exercise data on which to base an estimate. The simplified method is based on the average of the time-to-vesting and the contractual life of the options.

Fair Value of Common Stock: Due to the lack of public market for Aurion’s common stock, the fair value of our common stock is determined by considering a number of objective and subjective factors, including independent third‑party valuation of our common stock, our operating and financial performance, the lack of liquidity of capital stock, the rights and preferences of common and preferred stock and general and industry specific economic outlook, among other factors.

Legal contingencies

We accrue losses from a legal contingency when the loss is both probable and reasonably estimable. The accuracy of our estimates of losses for legal contingencies is limited by uncertainties surrounding litigation. Therefore, actual results may differ significantly from the amounts accrued, if any. We accrue for legal contingencies as a component of accrued expenses and/or other long-term liabilities on our consolidated balance sheets. Gains from legal contingencies are recorded when the contingency is resolved.

Income taxes

Aurion uses the asset and liability method of accounting for income taxes. Deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We utilize a two-step approach to recognizing and measuring uncertain income tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. Many factors are considered when evaluating tax positions and estimating tax benefits, which may require periodic adjustments, and which may not accurately forecast actual outcomes. We include interest and penalties related to tax contingencies in income tax expense.

Foreign currency translation

Our wholly-owned Japanese subsidiary uses the Japanese Yen as its functional currency. All assets and liabilities related to this subsidiary are translated using period-end exchange rates. Revenue and expenses are translated using average exchange rates for the reporting period. Translation adjustments are included as components of comprehensive income(loss) in the consolidated statements of operations and comprehensive loss.

Net loss per share attributable to common stockholders

We follow the two-class method when computing net loss per share as Aurion has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net loss per share attributable to common stockholders is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is computed using the sum of the weighted-average number of shares of common stock outstanding during the period and the effect of dilutive securities.

Our redeemable convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses. Accordingly, in periods in which we report a net loss, such losses are not allocated to such participating securities. As we were in a net loss position for the years ended December 31, 2023 and 2022, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because the effects of potentially dilutive securities are antidilutive.

Comprehensive loss

Comprehensive loss is comprised of net loss and certain changes in equity excluded from net loss. For the years ended December 31, 2023 and 2022, comprehensive loss consisted of unrealized gains and losses on foreign currency translation.

Emerging growth company status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (a) no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard-setting bodies that Aurion adopts as of the specified effective date. Unless otherwise discussed, we do not believe that the adoption of any recently issued standards has had or may have a material impact on its consolidated financial statements or disclosures.

In August 2020, the FASB issued Accounting Standards Update ("ASU”) 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This standard eliminates certain accounting models and simplifies the accounting for convertible instruments. The provisions of ASU 2020-06 are effective for private companies for reporting periods beginning after December 15, 2023 with early adoption permitted. We adopted this standard on January 1, 2024 and it did not impact the consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, including specified disclosure requirements for companies with a single reportable segment. This ASU is effective for annual periods beginning after December 15, 2023. Early adoption is permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. We are currently evaluating the potential impact of adopting this ASU on our consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard will require disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. This ASU is effective for private companies for annual periods beginning after December 15, 2025. Early adoption is permitted. We are currently evaluating the potential impact of adopting this ASU on our consolidated financial statements and related disclosures.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Net loss per share

A reconciliation of net loss attributable to common stockholders and the number of shares in the calculation of basic and diluted loss per share is as follows:

	Year Ended December 31,
	2023	2022
Numerator (in thousands):
Net loss	$(45,546)	$(35,685)
Less: cumulative dividends on redeemable convertible preferred stock	—	754
Net loss attributable to common stockholders	$(45,546)	$(36,439)

Net loss from continuing operations attributable to common stockholders	$(45,546)	$(34,993)
Plus: net loss from discontinued operations	—	(1,446)
Net loss attributable to common stockholders	$(45,546)	$(36,439)
Denominator:
Weighted-average shares outstanding - basic and diluted	112,512	4,518
Net loss per share - basic and diluted:
Net loss per share from continuing operations attributable to common stockholders	$(405)	$(7,745)
Net loss per share from discontinued operations	—	(320)
Net loss per share attributable to common stockholders	$(405)	$(8,065)

The following securities were excluded from the computation of net loss per diluted share of common stock as their effect would have been anti-dilutive:

	December 31,
	2023	2022
Redeemable convertible preferred stock(1)	28,095,509	17,805,817
Preferred stock tranche right	—	8,643,617
Outstanding stock options	4,668,284	2,250,764
Outstanding stock warrants	107	107

(1) Includes convertible debt that ultimately converted into redeemable convertible preferred stock (see Note 9).

4. License agreement

On June 12, 2020, Aurion entered into an exclusive patent license agreement ("License Agreement") with Dr. Kinoshita & Senju Pharmaceuticals (“Senju”) and with Kyoto Prefectural Public University of Medicine (“KPUM”). The License Agreement gave us worldwide patent rights and know-how related to certain patents for promoting corneal endothelial cell (“CEC”) adhesion and patents for the in vitro culture and growth of human CECs including the ability to use, sublicense, manufacture and sell products and processes claimed in the patent rights. Upon commercialization of the product, the License Agreement provides for royalty payments at a rate of 2% of net sales in the US and 4% of net sales outside of the US. In April 2024, the royalty rate was amended to 1.2% of worldwide net sales. Non-contingent fees under the terms of the agreement were $3.5 million, which has been paid in full as of December 31, 2022. In June 2023, regulatory approval in Japan for sales of the commercialized product was received in which a milestone payment was incurred for $0.8 million in cash and $0.3 million in common stock. We accrued $0.2 million as of December 31, 2023 for the portion of the milestone payment due in 2024. The milestone payments are included in research and development expenses in the consolidated statements of operations and comprehensive loss. A future milestone payment of $0.5 million is due when we receive US regulatory

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

approval for commercial sales, which has not occurred.

5. Fair value measurements

As of December 31, 2023 and 2022, financial assets and liabilities include cash and cash equivalents, accounts payable and accrued liabilities. The carrying amounts of these instruments approximate fair value due to their short-term nature. We held money market funds of $40.2 million and $3.5 million as of December 31, 2023 and 2022, respectively, which are included in cash equivalents and are classified as a Level 1 fair value measurement. There were no financial assets or liabilities classified as Level 2 or Level 3 as of December 31, 2023 or 2022.

The following table presents a summary of the changes in the fair value of our financial liabilities (in thousands):

	Embedded Derivative	Tranche Right
Fair value as of January 1, 2022	$874	$—
Additions	—	1,316
Remeasurement	333	(1,316)
Settlement	(1,207)	—
Fair value as of December 31, 2022	$—	$—

Embedded derivative

In 2021, we executed subordinated convertible promissory notes (the “Bridge Notes”) (see Note 9). The Bridge Notes contained certain embedded redemption features requiring bifurcation. The derivative liability was measured at fair value using Level 3 inputs. The fair value of the derivative liability was estimated using a “with-and-without” method, which involves valuing the whole instrument on an as-is basis and then valuing the instrument without the embedded derivative. The difference between the entire instrument with the embedded derivative and the instrument without the embedded derivative is the fair value of the derivative liability. The liability was remeasured at fair value as of April 5, 2022 based upon the fair value of the shares issued to settle the Bridge Notes.

Tranche right

During the year ended December 31, 2022, Aurion issued a Tranche Right to Series C investors (see Note 10). The Tranche Right represents a forward contract which is accounted for as a liability using Level 3 inputs. The initial fair value was estimated based on the assumption that we would achieve the necessary milestones and was calculated by applying a present value factor to the Series C issuance price and allocating the purchase price to Series C and the forward contract. The Tranche Right was valued at $0 on December 31, 2022. Accordingly, we recognized a remeasurement gain of $1.3 million on the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Property and equipment, net

Property and equipment, net consist of the following (in thousands):

	December 31,
	2023	2022
Research equipment	$2,577	$1,570
Tenant improvements	948	947
Office equipment, furniture and fixtures	326	270
Computer equipment and software	264	229
Other assets not placed into service	136	—
Property and equipment, at cost	4,251	3,016
Less: accumulated depreciation	(1,088)	(525)
Property and equipment, net	$3,163	$2,491

Depreciation expense was $0.6 million and $0.4 million for the years ended December 31, 2023 and 2022, respectively.

7. Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2023	2022
Accrued research and development services	$3,556	$3,555
Accrued compensation	2,579	2,778
Other	933	941
Accrued liabilities	$7,068	$7,274

8. Income taxes

The components of net loss before income taxes consist of the following (in thousands):

	Year Ended December 31,
	2023	2022
United States	$(45,582)	$(34,486)
Foreign	137	249
Net loss before income taxes	$(45,445)	$(34,237)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate of 21% to pretax income as a result of the following (in thousands):

	Year Ended December 31,
	2023	2022
Federal tax at statutory rate	$(9,543)	$(7,240)
State taxes	(1,634)	(1,152)
Foreign rate differential	13	24
Valuation allowance	11,901	8,328
Stock compensation	450	415
Nondeductible items	(214)	152
Provision to return differences	(722)	—
Other	(150)	(525)
Total	$101	$2

Income tax expense attributable to continuing operations consists of the following (in thousands):

	Year Ended December 31,
	2023	2022
Current:
Federal	$—	$—
State	74	(12)
International	27	14
Total current	101	2
Deferred:
Federal	—	—
State	—	—
Total deferred	—	—
Income tax expense	$101	$2

The components of our deferred tax assets and liabilities consist of the following (in thousands):

	December 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$25,420	$15,857
Capitalized research and development	6,623	4,349
Lease liabilities	1,646	1,878
Stock-based compensation	761	319
Section 163(j) limitation	932	1,230
Accrued liabilities	535	562
Other	93	74
Gross deferred tax assets	36,010	24,269
Valuation allowance	(34,165)	(22,264)
Deferred tax assets, net of valuation allowance	$1,845	$2,005
Deferred tax liabilities:
Depreciation	$(143)	$(89)
Right-of-use lease assets	(1,596)	(1,841)
Other	(106)	(75)
Total deferred tax liabilities	(1,845)	(2,005)
Total deferred tax assets, net	$—	$—

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future realization of the tax benefits of existing temporary differences and net operating loss ("NOL") carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2023, we performed an evaluation to determine whether a valuation allowance was needed. We considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. We determined that it is more likely than not that our net deferred tax assets will not be realized. Accordingly, we maintained a valuation allowance as of December 31, 2023. The valuation allowance increased primarily due to generation of current year net operating losses.

Federal and state net operating losses consist of the following as of December 31, 2023 (in thousands):

	Amount	First Expiration Year
Net operating losses, federal	$5,000	2036
Net operating losses, federal	98,900	Indefinite
Net operating losses, state	59,100	2031

As of December 31, 2023, we have not claimed federal research and development credits and have not recorded any liabilities for uncertain tax positions.

Aurion may be subject to examination by the Internal Revenue Service for the calendar year 2016 and subsequent years. This examination may lead to proposed adjustments to our taxes or net operating losses with respect to the year under examination as well as subsequent periods.

We have not completed a formal study to determine if any ownership changes within the meaning of the Internal Revenue Code Section 382 and 383 have occurred as of December 31, 2023. An ownership change could restrict our ability to use our NOLs or tax credit carryforwards and could require us to pay federal or state income taxes earlier than would be required if such limitation were not in effect.

9. Debt

In connection with the Spin-off (see Note 14), all outstanding debt was either converted to redeemable convertible preferred shares or was paid off, such that no debt was outstanding as of December 31, 2023 or 2022. During 2022, $8.3 million in debt was paid off, $26.1 million of debt was converted to Series B-1 shares and $10.3 million of debt was converted to Series C-1 shares.

In November 2021, the Company issued subordinated convertible promissory notes in an aggregate principal amount of $10.3 million (the “Bridge Notes”) to certain shareholders. The Bridge Notes convert at 80% of the lowest price per share paid by other purchasers of any class of preferred stock. We determined that the embedded conversion feature requires bifurcation from the host instrument. The feature was recorded at fair value on the date of issuance as a derivative liability and a debt discount. We recognized a debt discount of $0.9 million at the inception of the Bridge Notes. In April 2022, the Bridge Notes converted into 1,710,962 shares of Series C-1 at 80% of the Series C issuance price of $7.52 (see Note 10) during the year ended December 31, 2022. We accounted for the settlement of the Bridge Notes as a redemption feature and recognized a loss on extinguishment of $0.8 million. The loss was determined as the fair value of the shares less the net carrying amount of the debt and derivative liability immediately prior to extinguishment.

AURION BIOTECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Redeemable convertible preferred stock and stockholders’ deficit

Redeemable convertible preferred stock

On April 6, 2022, Aurion completed several equity transactions contemporaneously with the Spin-off (see Note 14). All of the equity interests in the Tissue Business were distributed on a pro rata basis to our shareholders of record as of the close of business on April 5, 2022. The following is a summary of these transactions:

•
Increase of 1,028,900 shares of Series A
•
Increase of 1,951,753 shares of Series B
•
Issuance of 986,525 shares of Series B for the conversion of accumulated Series B dividends
•
Issuance of 2,771,874 shares of Series B-1 at $9.40 per share for the conversion of outstanding convertible debt of $26.1 million
•
Issuance of 5,984,039 shares of Series C at $7.52 per share for gross cash proceeds of $45.0 million
•
Issuance of 1,710,962 series of Series C-1 at $6.02 for the conversion of outstanding Bridge Notes of $10.3 million

Included within the Series C purchase agreement was the right and obligation to purchase additional shares at subsequent closings (the “Tranche Right”). This right was accounted for as a liability which was remeasured at fair value (see Note 5). In April 2023, we achieved milestones tied to the Tranche Right and issued 8,643,617 shares of Series C at $7.52 per share for total proceeds of $65.0 million.

In December 2022, we issued 1,595,744 shares of the Series C at $7.52 per share for gross proceeds of $12.0 million.

The following table reflects a summary of our Series A, Series B, Series B-1, Series C and Series C-1 preferred shares (together, the "Preferred Shares") as of December 31, 2023:

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Common Shares Issuable Upon Conversion	Carrying Value (in thousands)	Liquidation Preference (in thousands)
Series A	1,031,316	1,031,316	1,031,316	$13,188	$12,685
Series B	2,942,333	2,942,333	2,942,333	48,159	46,489
Series B-1	2,771,874	2,771,874	2,771,874	26,056	26,056
Series C	16,223,401	16,223,400	19,312,951	115,901	122,000
Series C-1	1,710,962	1,710,962	2,037,035	11,471	10,293
Total	24,679,886	24,679,885	28,095,509	$214,775	$217,523

The pertinent rights and privileges of our Preferred Shares are as follows:

Voting - The holders of the Preferred Shares vote as a class on matters affecting the Preferred Shares. The holders of Preferred Shares have voting rights identical to the common stock on all other matters.

At any time when at least 1,500,000 shares of Series A, Series B and Series B-1 are outstanding, the approval of the holders holding at least a majority of Series A, Series B and Series B-1, voting together as a single class, is required for Aurion to take any action that amends, alters or repeals the Certificate of Incorporation or Bylaws of the company in a manner that materially and adversely affects the powers, preferences or rights of such class.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The approval of the holders holding at least two-thirds of Series C, voting together as a separate class, is required for Aurion to take certain actions that affect the rights or economic interests of the Series C holders, including any action that amends, alters or repeals the Certificate of Incorporation or Bylaws of the company in a manner that materially and adversely affects the powers, preferences or rights of Series C, creates any shares or other instruments or agreements that are pari passu or senior to Series C, enter into any merger, consolidation or other combination, or joint venture, partnership, sale of all or substantially all the assets of Aurion, or effect any liquidation, dissolution or winding up of the company, or declaring any dividend or other distribution of cash, securities or other assets on the other Preferred Shares.

Each holder of outstanding Preferred Shares has the right to one vote for each share of common stock into which such Preferred Share could then be converted. The holders of Preferred Shares have full voting rights and powers equal to the voting rights and powers of shares of common stock and are entitled to notice of any stockholders’ meeting and vote together with the holders of common stock, with respect to any question upon which holders of shares of common stock have the right to vote.

The holders of Series C, exclusively and as a separate class, shall be entitled to elect two directors of Aurion, the holders of Series B and Series B-1, together and as a separate class, shall be entitled to elect one director of Aurion, the holders of record of the Series A, exclusively and as a separate class, shall be entitled to elect one director of Aurion, and the holders of record of the Preferred Shares and shares of common stock, voting together as a single class, shall be entitled to elect the remaining directors of Aurion.

Dividends - Holders of Preferred Stock are entitled to receive non-cumulative dividends when, as, and if declared by our Board of Directors, at the rate of 8% per annum of the Preferred Stock’s original issue price, as applicable. Any declaration or payment of dividends is subject to the following order of priority: (i) the holders of Series C and Series C-1 first, (ii) the holders of Series B and Series B-1 second, (iii) the holders of Series A third, (iv) the holders of common stock last.

Liquidation - Upon liquidation, dissolution or winding up, the assets of Aurion legally available for distribution to stockholders will be distributed in the following order of priority: (i) the holders of Series C and Series C-1 will first receive, on a pari passu basis, an amount per share equal to the greater of (a) the original issue price of Series C and Series C-1, as applicable, plus any dividends declared but unpaid thereon and (b) an amount per share had such Series C and Series C-1 shares converted into common stock immediately prior to such liquidation dissolution or winding up; then (ii) the holders of Series B and Series B-1 will receive, on a pari passu basis, an amount per share equal to the greater of (a) the original issue price of Series B and Series B-1, as applicable, plus any dividends declared but unpaid thereon and (b) an amount per share had such Series B and Series B-1 converted into common stock immediately prior to such liquidation dissolution or winding up; then (iii) the holders of Series A will receive, an amount per share equal to the greater of (a) the original issue price of Series A, plus any dividends declared but unpaid thereon and (b) an amount per share had such Series A shares converted into common stock immediately prior to such liquidation dissolution or winding up; then (iv) the holders of the shares of common stock will receive their pro-rata proceeds of remaining assets available for distribution.

Conversion - Each Preferred Share shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The conversion prices of Series A, Series B, Series B-1, Series C and Series C-1 are $12.30, $15.80, $9.40, $6.32 and $5.05, respectively. The applicable conversion price of the Preferred Shares will be proportionally adjusted for stock splits and combinations and weighted average anti-dilution adjustments.

AURION BIOTECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Redemption - The Preferred Shares are redeemable if Aurion does not effect a dissolution within 90 days following a deemed liquidation. The redemption price per Preferred Share is the greater of (a) the original issue price of such Preferred Share plus any dividends declared but unpaid thereon and (b) an amount per share had such Preferred Shares converted into common stock immediately prior to such deemed liquidation. Redemption shall be made to Series C and Series C-1 shareholders first, then Series B and Series B-1 shareholders and finally Series A shareholders. As of December 31, 2023, the Preferred Stock was not redeemable and it is not probable that the stock will become redeemable.

Classification - Our Preferred Shares have been classified as temporary equity in the accompanying balance sheets in accordance with authoritative guidance. Upon certain change in control events that are outside of our control, including liquidation, sale or transfer of control of Aurion, holders of the Preferred Shares may have the right to receive their liquidation preference under the terms of our Certificate of Incorporation. A liquidation event is currently not probable and therefore we do not record accretion for the Preferred Shares.

Stockholders’ deficit

Common stock warrants - On April 17, 2018, we issued a warrant for the right to purchase up to 107 shares of common stock at an exercise price of $2,990 per share. The warrant is exercisable immediately prior to a change in control of Aurion or after an initial public offering of our stock to the extent such net issue exercise would result in the issuance of shares. The warrant expires on April 17, 2028.

Common stock reserved for future issuance – We reserved shares of common stock for future issuance in connection with the following:

	December 31,
	2023	2022
Shares to be issued upon conversion of preferred stock	28,095,509	17,805,817
Shares to be issued upon exercise of stock options	4,668,284	2,250,125
Shares to be issued upon exercise of stock warrants	107	107
Shares available for future stock grants	172,144	1,824,351

11. Stock-based compensation

In April 2017, we adopted the 2017 Equity Incentive Plan (the “2017 Plan”). The 2017 Plan provides for stock-based compensation incentives to employees, directors and nonemployee consultants. The maximum term of any stock options granted under the 2017 Plan is 10 years. Stock options generally vest at a rate of 25% on the first anniversary of the original vesting date, with the remainder vesting monthly over the next three years. Stock options are granted at exercise prices equal to or greater than the fair value of the underlying stock at the date of the grant.

As of December 31, 2023, a total of 5,000,000 shares of common stock were authorized for issuance under our 2017 Plan and 172,144 shares were available for grant.

Stock-based compensation expense is recognized in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,
	2023	2022
Research and development	$1,102	$575
General and administrative	2,622	1,815
Stock-based compensation expense	$3,724	$2,390

AURION BIOTECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrecognized stock‑based compensation expense related to unvested awards and the weighted-average period over which the costs are expected to be recognized are $7.3 million and 2.70 years as of December 31, 2023.

A summary of our stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2022	2,250,125	$8.28
Granted	2,661,200	2.92
Exercised	(93,082)	2.76
Forfeited	(124,910)	4.45
Expired	(25,049)	11.70
Outstanding, December 31, 2023	4,668,284	$5.06	8.4	$360
Exercisable, December 31, 2023	1,044,928	$10.15	8.4	$131

The fair value of stock options was estimated using the following assumptions:

	Year Ended December 31,
	2023	2022
Risk-free interest rate	3.68%	3.29%
Expected dividend yield	—	—
Expected volatility	87.50%	83.30%
Expected term (in years)	6.1	6.0

The weighted‑average grant date fair value per share for options granted during the years ended December 31, 2023 and 2022, was $2.19 and $1.99, respectively.

12. Retirement benefits

We have a qualified 401(k) plan available to all employees who meet certain eligibility requirements. The 401(k) plan allows each employee to contribute up to the annual maximum allowed under the Internal Revenue Code. Under this plan, we will match employee contributions up to 5% of earnings (subject to federal limits and regulations) for those employees that have completed at least one year of service. We may also make a discretionary contribution of up to 3% of employee earnings based on company performance. For the years ended December 31, 2023 and 2022, we contributed $0.1 million and $0.1 million to the plan, respectively.

AURION BIOTECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Commitments and contingencies

Lease commitments

We lease certain facilities and laboratory space under non-cancelable operating leasing arrangements. We do not have any leases classified as financing leases. The following table contains additional information related to our operating leases:

Location	Use	Approximate Square Footage	Commencement Dates	Expiration Dates
Cambridge, MA	Office/Laboratory	7,000	April 2022	July 2029
Seattle, WA	Office/Laboratory	15,000	April 2022	May 2027
Seattle, WA	Office	4,000	May 2022	February 2025
Kyoto, Japan	Office/Laboratory	400	March 2021	February 2026
Tokyo, Japan	Office	80	May 2022	May 2025
Tokyo, Japan	Office	80	September 2023	September 2024

In accordance with the Cambridge and Seattle lease agreements, we obtained letters of credit in an aggregate amount of $1 million in 2022. We have subleased one facility and recognize the related income as a reduction to operating lease costs. Sublease income was $1.3 million and $1.0 million during the years ended December 31, 2023 and 2022, respectively.

Supplemental operating lease information is as follows (in thousands):

	Year Ended December 31,
	2023	2022
Operating lease cost	$788	$769
Short-term lease cost	15	27
Variable lease cost	269	289
Total lease cost	$1,072	$1,085
Other information:
Cash paid for amounts included in the measurement of lease liabilities	$2,018	$1,165
Weighted-average remaining lease term (in years)	4.30	5.30
Weighted-average incremental borrowing rate	11.3%	11.1%

AURION BIOTECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles our undiscounted operating lease cash flows by fiscal year to the present value of the operating lease liabilities as of December 31, 2023 (in thousands):

Minimum Lease Payments
2024	$1,899
2025	2,078
2026	2,088
2027	1,303
2028	738
2029 and thereafter	377
Total undiscounted lease payments	8,483
Less: imputed interest	(1,794)
Present value of operating lease liabilities	6,689
Less: current portion of operating lease liabilities	(1,236)
Operating lease liabilities, net of current portion	$5,453

Contingencies

From time to time, we may be party to disputes and litigation that arise in the normal course of business. We assess exposure to these matters and records estimated loss contingencies when a loss is likely and can be reasonably estimated. There were no matters pending as of December 31, 2023, which were expected to have a material adverse impact on the financial position of Aurion.

14. Discontinued operations

Prior to the Spin-off, we had two businesses: the Tissue Business and Cell Therapy. The Tissue Business provided corneal tissue for transplantation and tissue services to surgeons and their patients. Cell Therapy develops advanced cell therapy for the treatment of corneal endothelial disease.

On April 6, 2022, we completed the Spin-off of the Tissue Business net assets to our shareholders through a dividend distribution, pursuant to which CorneaGen LLC became an independent company. The Tissue Business qualified for classification as a discontinued operation on April 6, 2022 when the Spin-off was completed as it represented a strategic shift in our operating and financial results. The CorneaGen brand was part of this distribution. In conjunction with the Spin-off, CorneaGen and Aurion entered into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the separation, including a distribution agreement, supplier services agreement and a quality agreement. Ongoing transactions with CorneaGen are described in Note 15.

All assets and liabilities directly related to the Tissue Business have been attributed to the Tissue Business. These do not include assets and liabilities that are not specifically identifiable with the Tissue Business. Revenue and expenses directly related to the Tissue Business have been entirely attributed to the Tissue Business. Interest expense incurred for liabilities directly related to the Tissue Business have been allocated to discontinued operations. The Tissue Business is classified as discontinued operations in the accompanying financial statements and Cell Therapy is continuing operations as Aurion.

AURION BIOTECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the financial information included in discontinued operations (in thousands):

	Year Ended December 31,
	2023	2022
Major line items of loss from discontinued operations:
Revenue	$—	$18,831
Cost of revenue	—	(13,250)
General and administrative	—	(4,834)
Sales and marketing	—	(1,402)
Research and development	—	(202)
Interest expense	—	(724)
Loss before income taxes from discontinued operations		(1,581)
Income tax provision	—	135
Loss from discontinued operations	$—	$(1,446)

Depreciation expense of $0.3 million and $0.5 million is included in cost of revenue and general and administrative, respectively, in the summary above for the year ended December 31, 2022.

Cash flows from discontinued operations are included with cash flows from continuing operations in the consolidated statements of cash flows. Total cash used in operating, investing and financing activities of discontinued operations was $1.0 million, zero and $8.4 million, respectively, for the year ended December 31, 2022. In April 2022, we paid $3.9 million to CorneaGen in accordance with the distribution agreement. There was no cash used in operating, investing or financing activities of discontinued operations for the year ended December 31, 2023.

15. Related party transactions

Subsequent to the spinoff, CorneaGen is considered a related party due to having shareholders and board members in common with us. We recognized research and development expenses of $1.1 million and $0.4 million for materials purchased from CorneaGen during the years ended December 31, 2023 and 2022, respectively. At December 31, 2023, we owed $0.1 million to CorneaGen, which is included in accounts payable on the consolidated balance sheets. At December 31, 2022, we owed $0.2 million to CorneaGen, which is included in accrued liabilities on the consolidated balance sheets.

16. Segment and geographic information

Segment information

We maintain two operating segments: the United States and Japan. The CODM measures and assesses financial performance by reviewing segment operating loss which consists of operating expenses for the years ended December 31, 2023 and 2022. Segment information is as follows (in thousands):

	Year Ended December 31,
	2023	2022
Operating expenses:
United States	$(42,545)	$(29,396)
Japan	(4,804)	(5,175)
Total operating expenses	(47,349)	(34,571)
Other income	1,904	334
Loss before income taxes	$(45,445)	$(34,237)

AURION BIOTECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Geographic information

Our long-lived assets, which include property and equipment, net and operating lease right-of-use assets, by location is as follows (in thousands):

	December 31,
	2023	2022
Long-lived assets:
United States	$9,556	$9,996
Japan	96	50
Total long-lived assets	$9,652	$10,046

17. Subsequent events

We evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the financial statements were issued, October 18, 2024.

Line of credit

In February 2024, we entered into a loan and security agreement with Banc of California (the "Loan Agreement") pursuant to which up to $25.0 million can be borrowed. We have the opportunity to borrow up to an additional $20.0 million upon achieving certain milestones. Interest accrues on outstanding amounts at a variable annual rate equal to the greater of the prime rate or 4.25%. To date, $23.5 million has been drawn under the Loan Agreement. Pursuant to the Loan Agreement we have pledged substantially all of our assets, excluding intellectual property, as collateral. The Loan Agreement requires that we maintain a minimum cash balance of $5.0 million and contains various covenants and restrictive provisions.

Convertible promissory notes

In the third quarter of 2024, we issued subordinated promissory notes (the "Notes") for $33.1 million. The Notes bear interest at 4.5% annually. Unless converted, the entire balance of principal and accrued interest is due on July 2, 2026. The Notes will convert into common stock only upon the occurrence of an initial public offering with a price per share of at least $15.04 (subject to adjustment in the event of any stock dividend, stock split, combinations or other similar recapitalization of the common stock) and gross proceeds of at least $90.0 million. The conversion price applicable to any such conversion will be an amount equal to 80% of the public share price prior to July 2, 2026, and 70% thereafter. In the event of a change in control, the Note holder may elect to receive either (i) an amount equal to 150% of the principal and accrued interest or (ii) a calculated amount based on how much the Note holder would receive if the Note had converted to equity with identical rights and privileges as the most senior series of preferred stock at that time.

shares

Common Stock

Prospectus

J.P. Morgan	BofA Securities	Piper Sandler	Wells Fargo Securities

, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by us in connection with this registration statement and the listing of our common stock, other than underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the exchange listing fee.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

* To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•
any breach of their duty of loyalty to our company or our stockholders;
•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•
any transaction from which they derived an improper personal benefit.

Any amendment, repeal or elimination of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment, repeal or elimination. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective as of the closing of this offering, and which will provide that we will indemnify our directors and officers, and may indemnify our employees, agents and any other persons, to the fullest extent permitted by the

Delaware General Corporation Law. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses reasonably and actually incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been our directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

Certain of our non‑employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

Since the spin-off of our tissue business on April 5, 2022, we have issued the following unregistered securities:

Preferred Stock Issuances

From April 5, 2022 to April 19, 2023, we issued and sold an aggregate of 16,223,400 shares of our Series C redeemable convertible preferred stock at a purchase price of $7.52 per share, for aggregate consideration of $121,999,968. On April 5, 2022, we issued and sold an aggregate of 1,710,962 shares of our Series C-1 redeemable convertible preferred stock at a purchase price of $6.016 per share, for aggregate consideration of $10,293,147.

Option and RSA Issuances

From April 5, 2022 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of 4,678,473 shares of our common stock under our 2017 Plan at exercise prices ranging from approximately $2.76 to $3.29 per share, for a weighted-average exercise price of $2.86 per share.

On March 9, 2023 we issued an aggregate of 66,490 vested restricted shares of our common stock to certain of our service providers under our 2017 Plan as compensation for services provided to us.

Unsecured Promissory Note Issuances

From July 2, 2024 to August 9, 2024 we issued and sold unsecured promissory notes in an aggregate principal amount of $33,074,066.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits

(a)
Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S‑1, which Exhibit Index is incorporated herein by reference.

(b)
Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and , therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)
For the purpose of determining any liability under the Securities Act, each post‑effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering
3.3*	Amended and Restated Bylaws of the Registrant, as currently in effect
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering
4.1*	Specimen Common Stock Certificate
4.2*	Investors’ Rights Agreement by and among the Registrant and certain holders of its capital stock, dated as of April 5, 2022
5.1*	Opinion of Goodwin Procter LLP
10.1+*	2017 Equity Incentive Plan and related form agreements
10.2+*	2024 Employee Stock Purchase Plan and related form agreements
10.3+*	2024 Equity Incentive Plan and related form agreements
10.4+*	Non-Employee Director Compensation Policy
10.5*	Form of Indemnification Agreement, by and between the Registrant and each of its directors
10.6*	Form of Indemnification Agreement, by and between the Registrant and each of its executive officers
10.7*	Employment Agreement, by and between the Registrant and Gregory D. Kunst, M.B.A. to be in effect upon the closing of this offering
10.8*	Employment Agreement, by and between the Registrant and Michael H. Goldstein, M.D., M.B.A., to be in effect upon the closing of this offering
10.9*	Employment Agreement, by and between the Registrant and Arnaud Lacoste, M.B.A., Ph.D., to be in effect upon the closing of this offering
10.10*	Lease Agreement between the Registrant and 701 Pike Street (Seattle) LLC, dated June 6, 2023
10.11*	Lease Agreement between the Registrant and PFF OFF 150 Cambridge Park Drive, LLC, dated as of September 1, 2021, as amended
10.12*	Amended and Restated License Agreement between the Registrant and Kyoto Prefecture University of Medicine, dated as of April 26, 2024
10.13*	Amended and Restated License Agreement between the Registrant and Dr. Shigeru Kinoshita, dated as of April 26, 2024
10.14*	Master Development and Manufacturing Services Agreement between the Registrant and S-RACMO Co., Ltd., dated as of April 1, 2021
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Goodwin Procter LLP (included in the opinion filed as Exhibit 5.1 to this registration statement)
24.1*	Power of Attorney (included on the signature page to this registration statement)
107*	Filing Fee Table

+ Indicates management contract or compensatory plan.

* To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Seattle, State of Washington, on , .

AURION BIOTECH, INC.

By:
Gregory D. Kunst, M.B.A.
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gregory D. Kunst, M.B.A. and Matthew Fowler, M.B.A. and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Director
Gregory D. Kunst, M.B.A.	(Principal Executive Officer)

Vice President of Accounting & Finance Operations
Matthew Fowler, M.B.A.	(Principal Financial Officer and Principal Accounting Officer)

Executive Chair
Thomas Frinzi

Director
Andrew ElBardissi, M.B.A., M.D.

Director
Thomas R. Hudnall, J.D.

Director
Patrick Lally, M.B.A.

Director
Christine Z. McCauley, M.S.H.R.M.

Director
Joe Rappon, O.D., M.S., F.A.A.O.